9/28

05012740

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

REGISTRANT'S NAME Countrywide plc

*CURRENT ADDRESS Country House
Perry Way
Witham Essex
CM8 3SX
UK

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34927 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE: 11/21/05

Countrywide plc

Annual Report and Accounts 2004

Group Head Office and Registered Office
Countrywide House
Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520758
www.countrywideplc.co.uk

Bankers
Fortis Bank
Lloyds TSB
HSBC
Royal Bank of Scotland

Stockbrokers
Panmure Gordon Limited

Solicitors
Pinsent Mason
Wortley Byers
Ashurst

Auditors
KPMG Audit Plc

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

Financial Calendar

10 March 2005
Results announced for the year to 31 December 2004

16 March 2005
Ex dividend date

18 March 2005
Dividend record date

27 April 2005
Annual General Meeting

9 May 2005
Dividend payment date

August 2005
Interim results announced for the six months to 30 June 2005

Registered Number: 4947152

Highlights

	12 Months 2004	12 Months 2003	Change
Pro forma operating profit of the existing business	**£58.2m**	£81.6m	**–29%**
Pro forma operating profits	**£50.6m**	£81.6m	**–38%**
Pro forma profit before tax	**£40.8m**	£76.5m	**–47%**
Pro forma earnings per share	**16.30p**	29.87p	**–45%**
Operating profits	**£52.5m**	£78.8m	**–33%**
Profit before tax	**£42.7m**	£74.2m	**–42%**
Earnings per share	**16.84p**	28.80p	**–42%**
Adjusted earnings per share	**24.49p**	29.50p	**–17%**
Interim dividend per share	**4.50p**	4.30p	**+5%**
Final dividend per share	**4.50p**	9.50p	**–53%**
House sales exchanged	**85,134**	84,765	**–**
Life policies arranged	**32,229**	43,587	**–26%**
Mortgages arranged	**48,769**	52,763	**–8%**
Valuations and survey instructions	**572,371**	605,857	**–6%**
Conveyances completed	**33,515**	35,063	**–4%**

Chairman's Statement

On 25 May 2004 Countrywide Assured Group completed the demerger of the Life Business, which obtained a separate listing on the London Stock Exchange, as Chesnara plc. Shareholders received one Chesnara share for every four Countrywide Assured Group plc shares previously held. On the previous day, the Court had approved the restructuring and return of capital and consequently shareholders received two shares in the newly listed Countrywide plc for every four Countrywide Assured Group plc shares previously held. The process was completed on 12 June when shareholders received 25.13p per share in cash.

I am pleased to present my first Chairman's Statement for Countrywide plc, following the demerger of the Life Business. The full year results for 2004 shown on pages 54 to 99 reflected in this statement include the profits arising in the Life Business in the first five months. In addition, the operating profit, profit before tax and earnings per share have been struck after taking account of the cost of the demerger and return of capital, the losses arising in the acquisitions and the discontinued business totalling £14.7 million. However, in order to assist shareholders to assess the new group, we have prepared pro forma accounts for the continuing business, including historic comparisons based on the Accountants Report which was included in the Countrywide plc's Listing Particulars. These are shown on pages 46 to 51.

Turnover and profitability for the first half of the year was satisfactory and close to 2003 levels. However, since we issued our Interim Statement last August, volumes of residential housing transactions have reduced significantly compared to previous years. This followed a serious decline in confidence as a result of five successive increases in interest rates, coupled with negative press reporting of the Bank of England's future intentions. This severe slowdown in the market has reduced turnover in all our divisions. In addition, the advent of mortgage regulation in the autumn caused a further slowdown in mortgage lending, which in turn lead to a decline in survey work for our Surveying and Valuation Division. There was no improvement in the market for our mortgage protection life insurance products and sales remained disappointing. These factors have given rise to a reduction in profitability in the second half of 2004, and weak pipelines being carried forward to 2005.

In October, we acquired 297 estate agency offices, the associated financial services business and Securemove Property Services Ltd, a firm of surveyors and valuers, from Bradford & Bingley Group plc. As far as possible, we have separated out the results of these acquisitions from the existing business to help understanding of the underlying performance of each.

The pro forma operating profit, excluding the exceptional costs of the demerger, the Life Business result and the results from the acquisitions, was £58.2 million. This compares to £81.6 million in 2003. The adjusted earnings per share on this basis was 24.49p against 29.50p in 2003.

Late in 2004 we conducted a detailed review of our operation against the background of lower volumes of house sales since mid 2004. Following this review we have reluctantly decided to close 35 offices and a mortgage processing centre. In accordance with FRS12, we have accrued the £2.6 million cost of these closures.

As a result of the difficult trading environment in the second half of the year, the Board is recommending a final dividend of 4.50p (2003: 9.50p restated).

Developments

Despite the pressure and impact of the most difficult trading conditions seen for many years, our employees have done much to enhance shareholder value both in the year under review and for the future. The combined value of the dividends, return of capital, the Chesnara shares distributed on demerger and the uplift in the company's share price gave a total return of 60% to all those shareholders on the register at the end of 2003 and remained with us throughout 2004. In addition, in the future, shareholders will, we believe, benefit from the progress made in the year on a number of initiatives.

Countrywide Property Lawyers commenced the delayed roll-out of its new computer system which, incorporating a high level of automation, is designed to reduce the unit cost of processing, increase capacity and improve customer service standards. By the end of the year, three of the five property law centres were connected to the new system, and as at February 2005, 20% of our active pipeline and approximately 50% of new instructions were being handled by the new system. We continue to implement enhancements to the system, designed to accelerate the ongoing gain in our productivity and thus capacity availability.

In December we successfully processed the first instructions through our new remortgage conveyancing centre in conjunction with our offshore Indian partners. Realisation of the full potential of this business depends on securing new contracts from lenders as these come up for renewal. We remain confident that in due course mortgage banks and building societies will be very attracted to the service, not only because of our highly competitive pricing, but also by the enhanced transaction speed and professionalism we offer.

Countrywide Surveyors has now completed the initial pilot of its new computer system and has implemented a number of enhancements. The system has been installed in four of our one hundred and forty offices and full rollout will commence after Easter. When completed in 2006, it will bring productivity improvements and cash savings.

In November, the Housing Act, under which Home Information Packs are likely to become compulsory in 2007, passed into law. Whilst full details are awaited from the government working parties, undoubtedly, the most successful providers will utilise electronic delivery, and the systems developments referred to above will greatly assist the marketability of our product in this respect. The proposals will have far-reaching effects on all our businesses, and work has commenced on how we can best capitalise on this opportunity to offer a comprehensive service to the market.

Our financial services team faced the considerable challenge of adapting our business to FSA regulation of, first, the placing and sale of mortgages, and second, the placing and sale of insurance products. I am pleased to say we were equal to the task, which was a major exercise for the whole industry, and we obtained the required FSA approval of our regulated entity Countrywide Principal Services, and achieved a smooth transition to the new regime.

The final development in the year which will serve to increase future returns, was the substantial acquisitions made in the final quarter of the year from Bradford & Bingley Group plc. Our estate agency and financial services and surveying teams, assisted by their new colleagues, have already made great strides in the integration of the acquired businesses. The timing of these acquisitions, coinciding as it did with the market downturn, means the acquired businesses made a negative contribution to group profits in 2004. However, we anticipate they will add to our profits in 2005, and make material contributions from 2006 onwards.

People

The unprecedented level of corporate activity and developments, together with tough trading conditions in the second half, meant 2004 was a very demanding year for many of our employees, in most cases accompanied by lesser rewards. Lower levels of activity have also meant we have had to reduce our headcount in some areas, which is never welcome. Despite this our employees remain positive, and I know we can rely on them all to continue their efforts on your behalf. I would like to thank them all for their commitment and effort, and also welcome all our new employees to the group. I very much hope that all will individually and collectively prosper and grow as part of the Countrywide group.

Outlook

The outlook for 2005 remains uncertain. Whilst we carried a strong pipeline of sales into 2004, the value of the pipeline of sales arranged brought forward from last year, excluding the newly acquired offices, was £15.9 million lower than the corresponding figure last year. We can therefore predict a lower value of exchanges in the first quarter, with a consequent effect on profitability and cash flow.

Despite remaining cautious about short term trading we are confident that a recovery in the housing market will return the group to profitable growth.

January started slowly as the UK gradually returned to work after an extended Christmas/New Year holiday period. However, the second half of January saw a pick up in activity in our house agency offices which has continued into February despite many parts of the country suffering inclement weather. Whilst activity still falls below that seen at the same time last year, when trading was extremely brisk, the number of sales arranged per office in February was higher than at any time since July 2004 and as a consequence we have seen a reasonable improvement to our substantially depleted year-end pipelines.

Whilst there is an inevitable short delay before work feeds through to Countrywide Surveyors, they too have seen a normal seasonal uplift in activity through the month of February – and at 8,350, the referrals to Countrywide Property Lawyers is the third best ever month – and the highest level since March last year.

On newly arranged sales, although the market shows some regional variations, house prices appear to have roughly stabilised at about 7.5% below the peak levels achieved in the late Spring last year. Barring extraordinary external factors, we do not envisage any further substantial adjustments occurring in the short-term.

After the hiatus in the mortgage market before Christmas, caused principally by substantially increased mortgage regulation, normality appears to be returning and we anticipate that there will be a similar remortgage market to that experienced in the last couple of years, giving work opportunities to both our surveying conveyancing businesses.

The very poor, and extensively commented upon, housing market that existed during the second half of 2004 will, despite the cost saving measures that we have rigorously introduced, have a negative impact on our trading performance during, particularly the first quarter of 2005. Prospects thereafter depend entirely on the strength of the housing market – and in that regard as we are currently experiencing a "normal" seasonal pick up in the activity, albeit below the high levels seen in 2004, we are now cautiously optimistic, particularly if the interest rate environment remains benign.

Christopher Sporborg
Chairman
9 March 2005

Operating and Financial Review

On 25 May 2004, Countrywide Assured Group plc separated into two groups: Countrywide plc comprising the Estate Agency and Property Services operations of the group and Chesnara plc comprising the Life Business. The demerger was accounted for under the principles of merger accounting which applies in the context of such group reconstructions. The Operating and Financial Review focuses on the continuing operations of the Estate Agency and Property Services business following the demerger.

THE BUSINESS, ITS OBJECTIVES AND STRATEGY

We are in the business of providing services to participants in the residential property market. We have a prominent position in this sector through our four divisions: the largest Estate Agency chain and associated Financial Services sales force in the UK; the UK's largest national Surveying and Valuation business; and the country's largest residential Conveyancing operation. We also have a 30% share of rightmove.co.uk, the leading Internet property site, and a 47% share of TMG Holdings, a provider of residential property searches.

Operating under well-known local brands such as Bairstow Eves, Mann & Co, John D Wood, Dixons, Bridgfords, Palmer Snell, Fulfords, Abbotts, Taylors, Slater Hogg & Howison, Gascoinge Pees, Geerring & Colyer and Faron Sutaria our chain of over 1,200 estate agency branches, including 107 independently owned and operated franchised branches, sells homes on behalf of vendors all over the country. In 2004, we purchased the entire estate agency, lettings and estate agency based financial services operations of Bradford & Bingley Group plc for £28.7 million including £8.5 million for goodwill, thereby increasing our network by over 36%. Our subsidiaries Countrywide Residential Lettings, Countrywide Property Management, PKL and Countrywide Property Auctions supply a broad spectrum of property and management services to residential and commercial clients. The Financial Services Division comprises 792 mortgage consultants based in the owned and franchised estate agency offices to assist both buyers and sellers in their requirements for mortgage finance and insurance, including all types of personal protection and home and contents cover.

Countrywide Surveyors employs 643 qualified surveyors, working out of 126 offices, who, acting for both major lenders and house buyers, conduct significant numbers of residential mortgage valuations and surveys. In October, the group acquired Securemove Property Services Limited from Bradford & Bingley Group plc for £17.1 million including £8.8 million for goodwill. This company operates independently of Countrywide Surveyors and employs a further 210 surveyors providing services to a different lender client base and private house buyers and a commercial operation employing 60 surveyors.

Operating out of five property law centres, our Conveyancing Division employs 547 conveyancing and customer services staff providing legal services for home buyers and sellers. In December, our remortgage conveyancing business, based in Brentwood and utilising outsourcing facilities in Chennai, India, started processing remortgage conveyancing transactions for lenders. To enhance the potential customer base for this division, the group purchased Title Absolute Limited on 1 January 2005, a specialist panel manager for residential conveyancing.

The management's objectives for the group are to offer services to clients at all stages of the residential property transaction thereby maintaining profitable growth and whenever possible, to return the cash generated to shareholders by appropriate means.

Recognising the group's dependence on the UK housing market, the management's strategy for profitable growth lies in building on our existing strengths and increasing market share where possible by acquisition, organic growth and the expansion of capacity; and in extending the range of services and products we provide into new but related markets. We also believe our philosophy of decentralised management coupled with tight financial controls puts us in a better position to manage the cyclical nature of the UK housing market, capitalising on the upturns and helping to minimise the effect of any downturn.

OPERATING REVIEW

Performance in the period

The pro forma operating profits for the second half of 2004 were significantly lower than the first six months. There were a number of one-off factors: losses arising in the new acquisitions, £7.6 million; the start-up costs of our remortgage conveyancing business £1.1 million and a provision for branch and office closure costs of £2.6 million. However, the main reason for the reduction was the severe downturn in the residential housing market which gave rise to lower turnover in the Estate Agency, Financial Services and Surveying and Valuation Divisions.

Estate Agency Division

		12 Months 2004	12 Months 2003	Change
Estate agency				
Existing operations	Turnover	**£231.5m**	£224.7m	3%
	Operating profit	**£31.3m**	£32.3m	–3%
	House exchanges	**75,406**	81,633	–8%
	Average commission	**1.71%**	1.76%	
	Average house price	**£172,264**	£149,755	15%
Acquisitions	Turnover	**£16.5m**	–	
	Operating loss	**£(6.8m)**	–	
	House exchanges	**5,244**	–	
	Average commission	**1.40%**	–	
	Average house price	**£186,064**	–	
Lettings				
Existing operations	Turnover	**£27.8m**	£26.0m	7%
	Operating profit	**£4.1m**	£3.8m	(note) 8%
Acquisitions	Turnover	**£2.9m**	–	
	Operating loss	**£(0.1m)**	–	
H_2O Homes Overseas Countrywide				
	Turnover	**£2.6m**	£1.7m	53%
	Operating loss	**£(2.7m)**	£(2.7m)	–
Franchising				
	Turnover	**£1.5m**	£1.2m	25%
	Operating profit	**£0.4m**	£0.2m	100%
	House exchanges	**4,484**	3,132	43%
Total division	Turnover	**£282.8m**	£253.6m	12%
	Operating profit	**£26.2m**	£33.6m	–22%
Headcount	Average FTE	**6,072**	5,408	12%
Branches at year end	Group	**1,117**	804	39%
	Franchised	**107**	76	41%

Note: The comparative operating profit for the lettings business has been restated by £894,000 of other income that was incorrectly attributed to the Conveyancing Division in 2003.

Thanks to a strong pipeline of sales arranged at the end of June, the full impact of the housing market slowdown was not felt by the Estate Agency division until the final quarter. Nevertheless, in contrast to the previous year, operating profit in the second half was significantly less than the first half, as exchanges reduced to 34,763, from 40,643 in the first half of 2004, and from 44,361 in the second half of 2003. In addition the volume of sales arranged in the pipeline carried into 2005 was much depleted, down 33% over the same figure the previous year. As reported in the Interim Statement, new sales arranged began to decline in July, and this trend continued unabated in the second half. For the full year the reduction in new sales arranged over 2003 was 16.4% whilst taking the second half in isolation, the reduction on an unusually strong comparator was 40%.

House prices on exchanges remained relatively robust, recording only a slight fall towards the end of the year. However, by the end of the year, prices of new instructions were coming under pressure, although the average for the second half was only 2.7% lower than the first half, and was still nearly 9% up on the same period last year.

Commission rates for instructions in the first half of the year, which became completed sales in the second half, continued to be subject to intense competitive pressure, and consequently commission rates on exchanges reduced year on year. However, in the face of the decline in market volumes, we have made every effort to reverse this trend, and this is evidenced by the better rates being achieved on new instructions.

In the light of the reduction in market activity, we have taken action to reduce costs where possible. Since July 2004, headcount has been reduced by 335 to 5,222, mainly through natural wastage. Following the acquisition of the Bradford & Bingley Group estate agency business, we have decided that the senior management costs of this division, previously included in Central Costs, should properly be allocated to this division. This gave rise to a reallocation of costs from Central costs of £2.1 million, the comparative figure in 2003 was £2.3 million. Ignoring this reallocation, total costs reduced by £3.2 million in the second half over the first 6 months, whilst the costs in the final quarter were 10% below those incurred in the third quarter. As a result of the downturn we have carefully reviewed our network. Reluctantly we have decided to close 35 offices including 17 of the acquired offices. Closure costs totalling £2.2 million have been provided in 2004. We will maintain a vigilant approach to all aspects of expenditure until there are definite signs of market volumes returning to more normal levels.

Whilst the rental market in London and other major cities showed signs of saturation, elsewhere in the provinces the market remained strong. Thus, whilst the contribution from our London lettings operations fell, Countrywide Residential Lettings, which has branches throughout the country, improved its contribution by 16.5%. This was the result of an increase in the properties under management and let of over 8%, and growth in average rents of just under 2%. With the additional outlets that we have obtained through the Bradford & Bingley estate agency acquisition, the business now has 120 branches and will make a steadily growing and meaningful contribution to group profits.

Our franchising business had another good year, signing up a further 69 new franchises, and overseeing the opening of 31 new offices. This brought the total franchised outlets, trading mainly under the Bairstow Eves brand, to 107 at the year-end. However, in common with our owned offices, business became tougher as the year wore on, and financial services sales in particular were difficult.

Our Spanish operation reduced its loss in the second half, aided by higher turnover. However, as the UK market has turned down, so demand for Spanish property has dropped, particularly in the Costa del Sol, and so we have had to considerably downscale our operation in Malaga to reflect the changed market conditions but, however, have taken the opportunity to increase the number of destinations providing lower entry priced properties for customers.

In August we purchased 14 offices trading in West Kent and Sussex as Freeman Forman. This is a highly respected brand with an excellent reputation, and we are pleased to have made this acquisition. The management and employees have integrated well into the Countrywide structure.

The estate agency businesses acquired from Bradford & Bingley Group plc in October made a loss of £6.8 million in the quarter. Of this, approximately £2.4 million related to the costs of separation and integration and office closures. It is difficult to make a valid comparison of this performance with our own network. However, on a per office basis we estimate that sales arranged and exchanges by the acquired offices in the final quarter were slightly lower than our existing offices, leaving room for improvement. Costs measured in the same way were some 18% higher, and we would anticipate being able to reduce these in the future.

Financial Services Division

		12 months 2004	12 months 2003	Change
Existing operations	Turnover	**£62.1m**	£72.9m	–15%
	Operating profit	**£8.5m**	£21.9m	–61%
	Life protection policies	**30,992**	43,587	–29%
	Total mortgages arranged	**47,112**	52,763	–11%
	– Value	**£4.6bn**	£4.7bn	–2%
	Panel mortgages arranged	**45,482**	50,773	–10%
	– Value	**£4.4bn**	£4.6bn	–4%
	General insurance policies	**42,260**	49,664	–15%
	Conversion rate			
	– Mortgages	**62.5%**	62.2%	
	– Life policies	**41.1%**	51.4%	
Acquisitions	Turnover	**£1.9m**	–	
	Operating loss	**£(0.1m)**	–	
	Mortgages arranged	**1,657**	–	
	Life protection policies	**1,237**	–	
	Conversion rate			
	– Mortgages	**31.5%**	–	
	– Life policies	**23.5%**	–	
Total division	Turnover	**£64.0m**	£72.9m	–12%
	Operating profit	**£8.4m**	£21.9m	–62%
Headcount	Average FTE	**1,377**	1,288	7%

Falling volumes of house sales, increasing affordability issues for protection products, and the demands of the preparation for mortgage regulation all contributed to reduced turnover and lower life commission rates. Although conversion rates held up well in the second half, for the year as a whole they were below those achieved in 2003. The reduction in income led to lower earnings for our consultants, and this, together with an active recruitment market for financial services personnel, ahead of regulation of the sale of mortgages by the FSA, resulted in an increase in staff turnover to a disappointing level. This, in turn, reduced productivity and also resulted in higher costs. In addition, we experienced worse than expected persistency of life assurance products necessitating a strengthening of our provisions by £3.3 million.

In response to the slowdown in the market in the Autumn, we allowed staff numbers to reduce through natural wastage, although the full benefit of this was not felt in the second half results. Mortgage regulation gave rise to some additional costs: training, printing and stationery, computer costs and compliance. Despite these additional expenses, underlying costs in the division reduced by 2.8% in the second half. Furthermore, in December, we reduced our mortgage processing capacity by closing the processing centre in Basingstoke, but incurred closure costs of £395,000 to save future annual running costs of around £800,000.

Although these results are disappointing, our estate agency based financial consultants nevertheless managed to place over £4.3 billion of market leading mortgages with our panel of blue chip lenders to the benefit of our clients. Access to rapid decision making for competitively priced mortgage products will be of major benefit to our home buying clients when Home Information Packs are introduced. In this environment, offer and closure speed will become even more critical to a successful purchase. In this respect, our web-based electronic links with lenders will be of considerable assistance in obtaining rapid underwriting decisions and mortgage approvals in principle for our clients.

Surveying and Valuation Division

		12 Months 2004	12 Months 2003	Change
Existing operations	– Turnover	**£99.3m**	£108.0m	–8%
	– Operating profit	**£27.2m**	£31.9m	–15%
	Valuations and survey instructions completed	**572,371**	605,857	–6%
Acquisitions	– Turnover	**£7.5m**	–	
	– Operating loss	**£(0.5m)**	–	
Total division	– Turnover	**£106.8m**	£108.0m	–1%
	– Operating profit	**£26.7m**	£31.9m	–16%
Headcount (average FTE)		**1,428**	1,233	16%

Operating and Financial Review

Countrywide Surveyors
The fall in housing transactions which affected the estate agency business in the second half of the year was also detrimental to Countrywide Surveyors, which suffered a severe downturn in the number of mortgage valuations and surveys conducted. This effect was exacerbated by a reduction in instructions due to the near withdrawal of many lenders from the mortgage and remortgage markets immediately prior to and subsequent to mortgage regulation in October. Total instructions for all mortgage surveys and valuations in the second six months were over 17% lower than in the first half. The proportion of remortgage surveys carried out was in the second half increased to 52%, from 45% in the first six months, although the absolute number of remortgage surveys carried out was less. Whilst to an extent, we were able to alleviate the effect of the reduced level of instructions by cutting back the amount of work passed to third party surveyors, turnover for the year was 8% lower than in 2003. For the year as a whole, remortgage surveys constituted 48% of total instructions compared to 47% in 2003.

A reduction in turnover inevitably gives rise to some degradation in margins, but its effect was mitigated by close control of costs, and the resultant operating profit can, under the circumstances, be considered satisfactory.

In July, we acquired Harvey Donaldson Gibson, a leading survey and valuation practice in Scotland. We have merged our Scottish offices with the new acquisition, and are continuing to trade under the Harvey Donaldson Gibson name. We have subsequently opened 2 new offices, and aim to continue to expand our representation in Scotland.

Securemove Property Services
Securemove Property Services, acquired from Bradford & Bingley Group plc in October, has suffered a similar market downturn in its residential surveying market. The business is of a smaller scale than Countrywide Surveyors, and consequently margins suffered disproportionately and despite a small contribution from its commercial survey division, it made a small loss in the three months. For the full year the business made a profit of £1.9 million.

Whilst it is our intention for this business to continue to be managed as an autonomous unit within the Surveying and Valuation division, good progress has been made in merging several back office functions with Countrywide Surveyors. This move, together with the lower operating costs that will arise under our ownership should yield cost savings of £1.5 million per annum.

Securemove has seen continued success in licencing its unique Securemove survey product throughout the year. The commercial division has grown following the successful integration of the broad based practice of Douglas Duff, which was acquired in 2003.

Conveyancing Division

	12 Months 2004	12 Months 2003	Change
Turnover	**£20.9m**	£20.2m	3%
Operating loss	**£3.0m**	£2.4m	(note)-25%
Completions	**33,515**	35,063	-4%
Headcount (average FTE)	**544**	502	8%

Note: The comparative operating loss has been restated by £894,000 of other income that was incorrectly attributed in 2003.

Countrywide Property Lawyers

The 2004 results for Countrywide Property Lawyers, our residential conveyancing business, were less affected by the downturn in the housing market than the results of our other businesses. There are a number of reasons for this. For most of the year our property law centres were operating close to capacity, and we continued to panel instructions to third party lawyers. Although, the referral rate of our estate agency customers to our residential conveyancing business has increased, these reduced in number as the housing market slowed. However, when the market slows, the lead time before transactions complete lengthens and therefore the effect on the shortfall of instructions will not be felt until 2005, where the pipeline of business brought forward from 2004 was 28% lower than the previous year. Rising house prices also helped moderate the dampening effect of reduced volumes, and the average fee increased by 7% over last year.

Good progress was made in finalising, testing and implementing the software for the new conveyancing system, and an increasing proportion of new instructions and completions were processed using the new technology. However, the additional full year costs associated with the new processes and system, of approximately £2.2 million, led to a small increase in the operating loss compared to 2004.

Our systems objective is to handle all new instructions on this technology by the middle of 2005 and we are on target to achieve this goal. Thereafter the objective will be to increase productivity and grow capacity in the second half of they year, which will be reflected by higher completions in 2006.

Remortgage Conveyancing Matters

Earlier in the year, after experiencing lengthy and frustrating delays in the delivery of the computer software commissioned for this venture, we reluctantly decided to seek an alternative supplier. It is very satisfying to report that we have now installed replacement software and systems and thus were able to process our first cases in December, completing our first case before the year end. We are very pleased with this outcome, which clearly demonstrates that it is possible to provide a high quality service to lenders whilst capturing the cost benefits of outsourcing non-critical parts of the process to our partners in India. We look forward to the expansion of this operation and the capture of meaningful market share. In 2004, we had a number of group employees dedicated to this development and their costs, together with associated revenue expenses and development costs incurred by the centre in India, in all totalling £1.1 million, have been borne by Central Costs in 2004. From 2005, the results of this business will be reported in the Conveyancing Division.

Joint Ventures and Associates

	12 Months 2004	12 Months 2003	Change
Joint Venture			
Turnover	**£2.7m**	£1.4m	93%
Profit before tax	**£0.6m**	£0.2m	200%
Associated companies			
Turnover	**£9.2m**	£6.4m	44%
Profit/(loss) before tax	**£1.4m**	£(2.7m)	–
of which net goodwill written back/(amortised)	**£1.6m**	£(2.4m)	–

Operating and Financial Review

rightmove.co.uk (30% owned)
rightmove had an excellent year, and is profitable and cash generative. It continues to grow its customer base, and at the end of February 2005, it had more than 6,900 resale estate agency branches, 1,200 lettings offices and 1,000 new homes developments advertising on the site. The number of properties displayed stands at 562,000, up 88% on last year. Site traffic continues to grow, visits in December 2004 were 132% higher than the previous December. The rightmove property index is now acknowledged as a leading indicator as to the state of the UK housing market.

The new overseas' homes site, launched in 2004, had signed up 71 branches by the year-end and is likely to grow substantially in the future. Several exciting new developments are in hand, including products designed to address the Home Information Pack market.

T M G Holdings (47% owned)
T M G Holdings has much improved its financial position. Its core product, electronic search information for conveyancers, has become increasingly in demand as have its related property search products, in particular its new personal search products. As a result, Countrywide's share of losses, excluding goodwill write off, has reduced. Following the passing of the Housing Act this business should experience an increase in sale volumes when Home Information Packs are introduced, since Government's stated objective is to increase the number of local authorities providing search information electronically. Consequently, having conducted an impairment review, the directors consider it appropriate to write back the one off impairment of £1.9 million of goodwill made in 2003.

Property development and central costs

On 16 July 2004, we disposed of our interest in the investment property at 100 Cannon Street for £22.5 million in cash to Standard Life Investments Limited. Whilst our intention was to retain 100 Cannon Street until fully let and then seek a sale of the property, the approach from Standard Life Investments Limited represented an attractive opportunity to reduce our debt earlier than would otherwise be the case. However, the early sale of the property, whilst only part let, has resulted in a loss of £1.9 million, in addition to the income and costs related to the development prior to sale.

Central Costs in 2004 included a number of one-off expenses. As mentioned earlier, the costs of developing our remortgage conveyancing business, totalling £1.1 million, have been included in this category. As a result of the demerger, all employee share options became exercisable. Some of those options exercised incurred accelerated national insurance costs, whilst the exercise of nil priced options necessitated a write off of the costs of those options which were linked to the company's share price. At the end of the year we settled our dispute with the supplier of our remortgage conveyancing computer system. However, the negotiated settlement resulted in an under recovery of the full costs, thus giving a charge to profits. This charge was, however, fully provided at the half-year. As mentioned earlier, Central Costs have reduced by the reallocation of costs relating to the estate agency division senior management.

The underlying central costs for the year were £7.1 million, increasing by £1.7 million over 2003. This increase is largely attributable to a £1.6 million amortisation of the defined pension scheme deficit. This is a one off charge to the profit & loss account which will not recur following the adoption of IFRS from January 2005.

Returns to shareholders
As mentioned earlier, management's aim is to generate returns for shareholders through profitable growth. Given the cyclical nature of our core business we have, historically, always taken a very cautious approach to

gearing up our balance sheet. However, the development and refinement of our business model and the level of cash flows we have experienced in the past few years, gave us the confidence to accept a level of gearing in the Balance Sheet and, thus, a more efficient capital structure. Following the demerger of Chesnara and the capital restructuring under the Court Approved Scheme of Arrangement, the company now has sufficient distributable reserves to return capital to shareholders when surplus cash is available and it is appropriate to do so. In June last year, we paid shareholders £85 million in addition to the final dividend for 2003.

Dynamics of the business

As witnessed in the last quarter of 2004, our success is linked to the fortunes of the UK residential housing market. The profits of the Estate Agency Division are the most sensitive to movements in the volume of sales and house prices. However, the division is also more able to react quickly to manage its costs in reaction to changing market conditions. Staff turnover is relatively high and thus staff costs, 61% of the total, can rapidly increase or decrease in response to the market. The Financial Services Division results are more sensitive to changes in house sales volumes than price changes, although, any reduction in housing market volumes can be partially offset by commensurate changes in penetration and productivity.

Countrywide Surveyors and Countrywide Property Lawyers results are less sensitive than those of the Estate Agency and Financial Services Division to house price fluctuations or at the margin, to volume changes. In 2004 both divisions were able to reduce outsourcing of cases to the minimum as the market transactions dropped. To some extent, Countrywide Surveyors is dependant on remortgage surveys and valuations offsetting any slowing of the house purchase market. However, many mortgage lenders were distracted by the commencement of mortgage regulation by the FSA in October 2004 and consequently reduced the amount of remortgage capacity in the market. We also rely on this aspect of the mortgage market to provide work for our remortgage conveyancing business. Each of these businesses is also dependant on the market for qualified staff, surveyors and conveyancers respectively, and management of staff retention is a critical task. Similarly, all rely on increasingly sophisticated information technology and systems to deliver the high service standards required by our customers. Consequently these businesses have been investing considerable amounts in updating their technology, which should start to bear fruit in 2005.

Although most of the group's customers are retail clients we nevertheless have some very important commercial relationships. We depend on our insurance providers to produce appropriate products to meet our customers' requirements for financial and property protection, and to service these clients and our sales force to the highest standards. We are similarly reliant on the lenders for whom we write mortgages, and our successful 'Big Deal' mortgage campaigns are only achievable through the active participation of our lending panel, both in product design and volume processing. These same lenders, and others, are major clients of Countrywide Surveyors, for whom we carried out over three hundred thousand surveys and valuations in 2004.

The majority of our businesses operate in highly regulated markets, and compliance with the required standards is key for us, and commands much attention by our management. The Financial Services Authority assumed regulatory authority for the sale of mortgages in October 2004 and this was extended to encompass insurance products from January 2005. We welcome these moves as we believe that our existing operating standards and procedures are robust enough to cope with this new regime.

Key to our success is the integrated nature of our business. The house sale leads to the sale of the financial products, the survey and valuation and the conveyance. We have adopted a highly decentralised operating structure and our management teams have many years of experience. They are highly profit focused and we strongly encourage them to maximise earnings for their subsidiaries and themselves by taking full advantage of the products offered across the group. The localised nature of the estate agency management structure, together with the strength of the local brands, has enabled us to be the leading estate agency in many parts of the country. This, coupled with the quality of the training we provide, enables us to realise above average fee income, despite market pressures. Each of our main trading divisions is a market leader in its sector and we have a 30% holding in rightmove.co.uk, the country's leading Internet property site which, after incurring relatively modest losses since its launch 5 years ago, produced good profits in 2004.

Investment for the future

In 2004 we incurred expenditure on IT of £8.4 million. Our Conveyancing businesses are approaching the end of their development projects incurring £2.9 million of capital expenditure on systems in 2004 with a further £1.3 million planned to complete the initial projects in 2005. Once fully operational the efficiency and cost reduction benefits will be realised.

In 2004 a further 200 branches, making 660 branches in total, were brought online with our estate agency computer system at a cost of £0.4 million. Amongst other benefits, this system facilitates the listing of property on rightmove.co.uk and encourages electronic links between offices and with clients.

Countrywide Property Lawyers invested £1.2 million of capital expenditure and a further £2.2 million of revenue expenditure on its new computer system and in the restructuring of its operations. Currently the operation enjoys a 1.5% market share of a highly fragmented market of 2-3 million conveyancing transactions each year. In addition to increasing capacity, the investment will also increase productivity and thus bring increased margins.

Countrywide Surveyors invested £1.7 million on its new technology with a further £1.2 million to be spent in 2005. The new systems will overhaul the management of the workflow within the business, whilst improving electronic communications, both internal and external. Implementation should be fully completed in 2005.

Our capital expenditure plans for 2005 include £7 million to refurbish a number of our estate agency offices. Countrywide Property Lawyer budget includes £1.3 million budget and update their computer systems to improve internet links.

We are continuing to develop the point of sale system operated by our mortgage consultants. These improvements are designed to speed up the underwriting processes through web-enabled links both with our product providers and our mortgage centres and should bring improvements to both productivity and client service.

It is the nature of our business that investment in new ventures is usually in the form of revenue expenditure, and it is our practice to absorb within Central Costs the legal and other costs of new ventures and projects. In 2004 this cost amounted to £1.1 million for remortgaging conveyancing.

FINANCIAL REVIEW

Capital structure and treasury policy

Financial instruments

The group finances its operations through bank borrowings, retained profits and working capital balances. Currently, no other financial instruments are used. Direct exposure to other currencies is currently limited to the cost of funding our Spanish operation. When the group is cash positive, it holds its deposits on terms of less than one year, pending investment. The group has a £100 million, 3 year Revolving Credit Facility which reduces by £12.5 million in March 2005, £12.5 million in September 2005 and £35 million in March 2006. This flexible facility allows the group to effectively manage its fluctuating cash flows and amounts are typically drawn for short periods and in any event no longer than periods of 6 months. Interest hedging products are regularly considered but given the current interest rate environment, the short term nature of the facility, and the seasonality of the cash flows, they are not used. The directors consider that this level of interest rate risk is acceptable.

Cash flows

In 2004, the continuing group generated operating cash flow of £68.0 million (2003: £92.8 million), after making a £5 million contribution to the pension scheme, which represents a cash inflow of 39.93p per share (2003: 56.4p).

During the year we invested £48.5 million in new acquisitions, and returned £85 million to shareholders, in addition to dividends of £23.5 million. The one off cost of the demerger and Revolving Credit Facility amounted to £10.5 million. Tax payments on account of Corporation Tax absorbed £22.0 million, and £14.6 million was incurred in capital expenditure.

The group net cash outflow for the year was £43.2 million, and the year end cash balance was £19.1 million offset by £75 million of short term borrowings.

Taxation

Following the demerger of the Life Business the computation of the group's corporation tax charge is relatively straightforward and a full reconciliation of the tax charge is disclosed in note III to the pro forma financial statements. The effective tax rate of the continuing businesses, prior to the loss on Cannon Street, costs of group restructuring and associates and joint ventures, was 27.1% which compares to 31.3% in 2003.

Pensions

The triennial valuation of the defined benefit section of the group's pension scheme in 2003 revealed an increased past service deficit, largely due to a reduction in the value of its equity investments. Further details are given in note 33. This scheme has been closed to new entrants for some time, but in the light of the increased deficit, it was closed to future service accrual with effect from 31 December 2003. In consultation with the Scheme Actuary and the Trustees, we have proposed a funding programme designed to eliminate the deficit over the next ten years. Under this programme, we made a single contribution of £5 million in 2004. The current proportion of retired members versus members below retirement age is relatively low, which leads us to believe that the current mix of equity and fixed interest investments shown in note 33 to the accounts and the investment strategy followed by the Trustees is appropriate.

Accounting policies

Urgent Issues Task Force (UITF) Abstract 38; Accounting for ESOP Trust, has been applied for the first time in 2004. UITF 38 requires that shares held by the trust be shown as a deduction from shareholder funds rather than an asset on the balance sheet. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect has been to reduce group assets in 2003 by £2.6 million with no impact on profit and loss.

International Financial Reporting Standards

All European Union companies listed on a regulated market are required to adopt International Financial Reporting Standards (IFRS) for their consolidated financial statements from 2005, which will include comparative information from 2004 subject to certain exemptions. The group is on schedule to implement IFRS for reporting its consolidated results from 2005 onwards.

The impact of the accounting standards has been evaluated in respect of the reported results and the data collection requirements. Fortunately, the group's business is fairly straightforward and consequently, it has not been necessary to change the way in which we record our financial data.

The key areas of expected impact for Countrywide plc's group relate to:

- Accounting for pension schemes under IAS 19: Employee Benefits. Under IAS 19 the net position of the group's defined benefit pension scheme will be included on the balance sheet. This is expected to be broadly in line with the FRS 17 amounts disclosed in note 33.

- Fair valuing share option schemes in accordance with IFRS2: Share Based Payments. Under this standard, those share options which were exchanged as a result of the demerger and have not vested at 1 January 2005 will be valued using an option valuation model. A charge will be made to the profit and loss account for those options in place during the period.

- The cessation of goodwill amortisation as required by IFRS3: Business Combinations. This standard prohibits the amortisation of goodwill. Instead, annual impairment reviews are conducted.

- IAS 36: Impairment prohibits the write back of previously impaired goodwill.

- The valuation of intangible assets on acquisition as required by IAS 38: Intangible Assets. When Estate agency businesses are acquired there is a pipeline of business which transfers to the new owners. Under this standard, this pipeline is required to be recognised as an Intangible Asset. Unlike most Intangible Assets, the pipeline unwinds over a short period, normally three months and therefore will be written off in the year of acquisition.

Below is an unaudited reconciliation of the key adjustments to the 2004 results that, are expected to arise as a result of implementing IFRS.

However, as the group's convergence project is not yet complete and, in particular, is not audited, it remains likely that these numbers will be refined.

	£m	£m
Profit before tax		42.7
Add back items charged under UK GAAP:		
Amortisation of goodwill	1.5	
SSAP 24 charge for amortisation of pension deficit	1.6	
Write back of reversal of goodwill impairment	(1.9)	1.2
New charges under IFRS		
Share based payment charge	(0.6)	
Pensions charge	(0.7)	
Acquisition pipeline written off	(13.0)	
		(14.3)
Estimated profit before tax under IFRS		29.6

H D Hill
Group Managing Director

M C Nower
Group Finance Director

9 March 2005

Directors

Christopher H Sporborg, CBE
Non-Executive Chairman of Countrywide plc, aged 65. He is Chairman of the Remuneration Committee and the Nominations Committee. He was formerly Deputy Chairman of Hambros PLC, Deputy Chairman of Hambros Bank Limited and Chairman of Hambro Insurance Services Group PLC. At Hambros he was responsible for the acquisition of Bairstow Eves PLC in 1985, the formation of Countrywide Assured Group plc, and in 1988 the creation of the Life Company then called Hambro Guardian Assured plc. He is Chairman of Atlas Copco UK Holdings Ltd., and Chairman of Chesnara plc., a Director of Getty Images Inc., Lindsey Morden Group Inc., and The Horserace Totalisator Board. He joined Countrywide Assured Group plc as Non-Executive Chairman on 13 June 1986 and on 1 March 2004 was appointed to the same position on demerger.

Andrew J Brown
Independent Non-Executive Director of Countrywide plc, aged 60. He is Chairman of the Audit Committee and serves on the Remuneration Committee and the Nominations Committee. He has wide ranging experience of the financial services sector, including executive positions with Sterling Guarantee Trust and Sedgwick Group. He was Finance Director and subsequently Joint Chief Executive of Gartmore Investment Management plc and was Finance Director of Hawkpoint Partners Limited. He is a Chartered Accountant and is a Director of The Children's Trust Limited, Framlington Income and Capital Trust plc and Thames River Capital (UK) Limited. He joined Countrywide Assured Group plc as Non-Executive Director on 31 March 2003 and on 1 March 2004 was appointed to the same position with Countrywide plc on demerger.

Michael J Gordon
Senior independent Non-Executive Director and serves on the Audit Committee, the Remuneration Committee and the Nominations Committee, aged 57. He spent thirty-five years in financial services, most recently as Sales Director of Skandia Group UK. He is a director of Bankhall Investment Management Limited and Chesnara plc. He joined Countrywide Assured Group plc as Non-Executive Director on 1 May 2002 and on 1 March 2004 was appointed to the same position with Countrywide plc on demerger.

Harry D Hill
Group Managing Director and a director of Countrywide Property Lawyers Limited, aged 56. He qualified as a Chartered Surveyor in 1967 and was formerly Managing Director of Abbotts (East Anglia) Limited. He is a Non-Executive Director of Jupiter Secured Split Trust plc. He was formerly the Managing Director of Countrywide Assured Group plc and on 1 March 2004 was appointed to the same position with Countrywide plc on demerger.

Peter W Mason
Independent Non-Executive Director of Countrywide plc and serves on the Audit Committee, the Remuneration Committee and the Nominations Committee aged 54. He is a Non-Executive Director of Chesnara plc and Investment Director and Actuary of Neville James Group, an investment manager company. He was admitted as a Fellow of the Institute of Actuaries in 1979. He joined Countrywide Assured Group plc as Independent Non-Executive Director on 1 November 1999 and on 1 March 2004 was appointed to the same position with Countrywide plc on demerger.

Michael C Nower
Group Finance Director, aged 55. He qualified as a Certified Accountant in 1975. He was formerly Group Finance Director of Lancaster PLC. He joined Countrywide Assured Group plc as Group Finance Director on 9 October 1989 and on 1 March 2004 was appointed to the same position with Countrywide plc on demerger.

Executive Management

The following Senior Executives were appointed to the Executive Management Committee following the demerger:

Anthony B Crew
Managing Director of H2O Homes Overseas Countrywide. He was previously a Director of Countrywide Assured Group plc, appointed on 27 January 1999.

Anthony H Ekins
Sales Director of the Estate Agency & Financial Services Division. He qualified as a Chartered Surveyor in 1965. He was previously a Director of Countrywide Assured Group plc, appointed on 27 January 1999.

Gerald R Fitzjohn
National Sales Director of the Estate Agency & Financial Services Division. He was previously a Director of Countrywide Assured Group plc, appointed on 7 December 1989.

Terry Marris
Chairman of the Conveyancing Division. He was previously a Director of Countrywide Assured Group plc, appointed on 29 July 1998.

Christopher P Shaw
Managing Director of Countrywide Surveyors Limited. He qualified as a Chartered Surveyor in 1978 and is a fellow the Royal Institution of Chartered Surveyors. He was previously a Director of Countrywide Assured Group plc, appointed on 1 January 2002.

David Fletcher
Sales Director Estate Agency & Financial Services.Division He was appointed to the committee on 1 January 2005.

Robert Scarff
Sales Director Estate Agency & Financial Services Division. He was appointed to the committee on 1 January 2005.

John Williams
Managing Director Countrywide Principal Services Limited and a Director of Countrywide Estate Agents FS Limited. He was appointed to the committee on 21 May 2005.

Gareth R Williams
Company Secretary and Head of Group Legal. He was previously the Company Secretary for Countrywide Assured Group plc, appointed 27 November 2000.

Directors' Remuneration Report

The Directors' Remuneration Report has been prepared in accordance with Schedule 7A to the Companies Act 1985 amended by the Directors' Remuneration Regulations 2002.

The objectives of the Remuneration Committee are to ensure that the Company's Executive Directors, Executive Committee members and senior executives are fairly rewarded for their individual contributions to the Company's overall performance, having due regard to the interests of shareholders and to the financial and commercial health of the Company.

The Remuneration Committee recommends the terms of employment and remuneration packages of each of the Executive Directors and the Executive Committee members; formulates remuneration policy for other senior executive employees; approves all option and long term incentive schemes and allocations under these; and approves all group pension arrangements. Except as set out below, the Committee has followed the provisions of Paragraph B and Schedule A of the Combined Code.

The Board believes all Directors have a legitimate interest in the Chairman's and the Non-Executive Directors' remuneration and thus, this is determined by the whole Board.

Individual Non-Executive Director's remuneration includes separate amounts relating to chairmanship of committees or for serving as a senior Non-Executive Director.

The members of the Remuneration Committee who have served since listing Countrywide plc are:

C H Sporborg (Chairman)
M J Gordon
A J Brown
P W Mason

Since listing, the Chairman, C H Sporborg, has served on the Remuneration Committee as its chairman, due to his knowledge of the company and its senior employees. However, he has now stood down and been replaced as chairman of the committee by M J Gordon, the Senior Independent Non-Executive Director.

H D Hill, Managing Director, provided advice and recommendations to the Committee and attended the majority of meetings in a consultative role. M C Nower, Group Finance Director, also provided the Committee with information to assist its deliberations. He also acted as Secretary to the Committee. Neither Executive Director was present when his remuneration was under discussion. On a number of occasions during the period, the Committee met without the above named Executive Directors. During the year, members of the Committee attended various conferences and seminars relevant to remuneration matters.

With the exception of pension benefits, detailed on page 25, each of the Executive Directors has identical service contracts, originally with Countrywide Assured Group plc, which were novated on listing in exactly the same terms. Further details are given below. The normal period of notice under the service contract is six months from either party. Following such notice the director will be subject to certain restrictive covenants. However, the Executive Directors' service agreements with Countrywide provide for their notice periods to be modified and for the restrictive covenants contained in their service agreements not to apply in certain circumstances. The service agreements state that if, as a result of a general offer made to members of Countrywide a third party obtains control of Countrywide (a) the Executive Directors are entitled to terminate their employment on three months' notice, provided that such notice is served within one month of the third party obtaining control, and the restrictive covenants contained in the service agreements will not apply following any such termination and (b) the period of notice required to be given by Countrywide to the Executive Director to terminate their employment will, for a period of 12 months from the date of the third party obtaining control, be extended to 12 months and the restrictive covenants contained in the service agreements will not apply following any termination.

With the exception of C H Sporborg, each Non-Executive Director is appointed for a period of three years which is renewable for a further period of three years, under a service agreement novated from Countrywide Assured Group plc on listing. The dates of appointment as Non-Executive Directors of Countrywide Assured Group plc were as follows:

Non-Executive Director	**Date of Appointment**
Michael Gordon	1 May 2002
Peter Mason	1 November 1999
Andrew Brown	31 March 2003

There are no notice provisions save that the Company may terminate the agreement for cause.

It is anticipated that each Non-Executive Director will, subject to re-appointment, serve until the expiry of his original three year term.

C H Sporborg was appointed by a letter of appointment dated 18 March 2004. This appointment is terminable on 12 months' notice.

The policy on remuneration of the Executive Directors, the Executive Committee members and the senior executive group has remained unchanged for some years.

In common with other service companies, our people are our greatest asset. In estate agency, the competitive benchmark against which we measure our remuneration is the successful entrepreneur owning his own business. We must offer our senior managers remuneration which rewards superior performance through speed of response and innovation, and which also recognises the fluctuations inherent in our market. We must also look to provide capital growth, not only to align our employees' interests with our shareholders' interests, but also to go some way to matching those gains which can accrue to our successful competitors.

The basic salaries and benefits we offer our Executive Directors, Executive Committee members and senior employees are assessed individually. Factors which we take into account for each individual are: the level of salary compared to the market;

personal performance and responsibilities; internal relativities; the general award for the majority of our employees; and the Company's overall financial position.

The majority of senior employees throughout the group have the opportunity to earn an annual bonus linked to subsidiary or group performance. All the Executive Directors, and the Executive Committee members are subject to the same bonus scheme. Bonuses are awarded as a percentage of salary on a sliding scale related to profit targets which are fixed annually, and can be significant where performance is outstanding, although they are subject to a percentage cap. This cap is the same for both Executive Directors, and for Executive Committee members. The performance targets to be achieved are considered to be relevant, stretching and designed to maximise profitability in the year, taking into account past performance and actual and predicted market activity. The Committee consider this scheme to be entirely appropriate for the markets in which we operate. In 2004 the maximum bonus payable was 120% of salary if the new group achieved a pro forma profit before tax of £95 million, whilst the bonus achieved was 77% of salary.

In 2004, H D Hill served as a Non-Executive director of Jupiter Second Split Trust plc. The director's fees due in respect of this appointment accrued to the Company.

Countrywide Assured Group plc has previously operated executive share option schemes for the benefit of the Executive Directors, other senior executives and the management group below the Board. Countrywide Assured Group plc operated both an approved and a non-approved scheme. Similar schemes for Countrywide plc employees were approved by shareholders at an Extraordinary Meeting on Countrywide Assured Group plc. The objective is to reward those individuals whose contribution is key to the group or subsidiary's past and future performance; to attempt to match the capital rewards which can accrue to successful competitors and thus improve retention; and to ensure commonality of interest with shareholders. This group numbers approximately 300 including the Executive Directors, and Executive Committee members, and grants of options have previously been phased and normally made annually, only to those individuals satisfying the above conditions. The criteria for exercise, which have been realistic but stretching, have been previously set by the Remuneration Committee of Countrywide Assured Group plc at the time of grant, taking into account such factors as the expected earnings per share, market conditions and outlook. The previous performance criteria are set out in note 23. In selecting these criteria the Remuneration Committee of Countrywide Assured Group plc was mindful of the degree to which the company's earnings have been linked to the housing market, and the uncertainty this implies. There have been no grants of options since listing.

In order to allow all employees the opportunity to participate in the group's success, Countrywide Assured Group plc also operated a Savings Related Share Option Scheme. A similar scheme for Countrywide plc was approved by shareholders at an Extraordinary General Meeting of Countrywide Assured Group plc. Prior to listing, participants in the Countrywide Assured Group Share Plans, including Directors, were offered the following choices: to exercise any outstanding options or awards immediately following the Court sanctioning the Scheme, participants who chose to do this became entitled to participate as shareholders in the Scheme; to roll over their outstanding options or awards immediately after the Scheme Effective Time, participants who chose to do this released their existing options or awards in consideration of the grant of new options or awards over shares in Countrywide.

The option exercise price and the number of options in respect of options rolled over were adjusted to take account of the demerger, distribution etc. Where the performance targets for the existing awards and options had already been met prior to listing, performance targets will not apply following the rollover. The exercise periods for the new options or awards rolled over will be the same as applied to the existing options or awards. In particular, participants who leave the group will have a specified period in which to exercise following leaving the group, after which their new options or awards will lapse.

Any participants who did not chose either to exercise or to roll over had a further short period to exercise their options or awards. On exercise, these participants received shares in Countrywide. Details of options exercised and/or rolled over by the Executive Directors and former directors of Countrywide Assured Group plc are given in pages 26 to 28 Details of the total number of options exercised and/or rolled over by Countrywide Assured Group plc employees are given in note 23 on page 77.

On listing the Company became the principal employer under the Countrywide Assured Group pension scheme. This has operated two sections. The defined benefit section was established many years ago and has been virtually closed to new entrants for some time. It was closed to future contributions with effect from 31 December 2003.

The defined contribution section has operated with different levels of company contribution according to the employee's status and his or her group employer. On the closure of the defined benefit section to future service, the former members of this section were transferred for future service, on enhanced terms, to the defined contribution section. Further details of the scheme are given in note 33 on pages 88 to 91.

In both sections, for all scheme members, bonuses, profit shares and commissions are included in pensionable remuneration for purposes of contributions, benefits and death-in-service cover. This long-standing arrangement reflects the position of our successful competitors and the high proportion of our employees' remuneration which is related to performance, which can lead to wide fluctuations in employees' remuneration. However, both sections have an upper limit to pensionable remuneration of £159,500. This limit increases annually, normally in line with the average earnings index.

Both the Company and the employees are subject to restrictions on the tax relief available on pension contributions in respect of all employees who have joined the group since 1989. Some individuals have chosen to make their own arrangements for pension provision. In a few cases the Company contributes to the individual's personal pension fund at a similar rate to the equivalent company benefit.

The following graph charts the total cumulative shareholder interest of the Countrywide Assured Group from 1 January 1999 to delisting on 21 May 2004.



Total Shareholder Return – Countrywide Assured Group plc
200
150
% 100
50
0
1999
2000
2001
2002
2003
May 2004
Year
Countrywide Assured Group plc
FTSE 350

The following graph charts the total cumulative shareholder interest of the Company since listing on 25 May 2004.



Total Shareholder Return – Countrywide plc
120
115
110
105
% 100
95
90
May 2004
Dec 2004
Year
Countrywide plc
FTSE 350

The index selected was the FTSE 350 as it was considered to be the most appropriate broad equity market index.

The following information is the part of the director's remuneration report subject to audit.

The beneficial interests of the directors (including the directors of the former holding company), their families and connected persons in the Company's ordinary shares are as follows:

Interests in ordinary shares of the Company

	Interest in Countrywide plc shares 31 December 2004	Interest in Countrywide Assured Group plc shares 21 May 2004	31 December 2003
A J Brown	**14,000**	20,000	20,000
H D Hill	**408,246**	680,115	400,000[a]
P W Mason	**5,000**	10,000	10,000
M C Nower	**152,487**	273,180	263,510
C H Sporborg	**150,000**	300,000	267,410
A B Crew		64,200	58,300
A H Ekins		24,148	34,148
G R Fitzjohn		484,780	417,086
T Marris		206,825	110,150
C P Shaw		6,379	6,877

(a) including non-beneficial holding of 142,500 Shares.

There have been no other changes in the directors' shareholding in the Company between 31 December 2004 and 9 March 2005.

The auditors are required to report on the information contained in this section of the report.

Details of each director's remuneration are as follows:

	Salary and fees £000	Related Bonuses £000	Incentive Payments £000	Benefits £000	**2004 Total £000**	2003 Total £000
Executive directors:						
H D Hill	285	218	539	7	**1,049**	650
M C Nower	159	122	–	25	**306**	375
	444	340	539	32	**1,355**	1,025
Chairman:						
CH Sporborg	76	–	–	–	**76**	73
Independent non-executive directors:						
J M G Andrews	–	–	–	–	–	10
P W Mason	24	–	–	–	**24**	23
M J Gordon	27	–	–	–	**27**	23
A J Brown	34	–	–	–	**34**	19
	605	340	539	32	**1,516**	1,173
Pension contributions					**63**	62
					1,579	1,235

The deferred incentive payment awarded to Mr Hill was in lieu of the 178,645 nil priced share options waived. The market price of those options at the time of the waiver was 301.8p.

Remuneration details for the directors of Countrywide Assured Group plc for the period to 21 May 2004

	Salary and fees £000	Related Bonuses £000	Benefits[a] £000	**2004 Total £000**	2003 Total £000
G R Fitzjohn	62	48	11	**121**	346
T Marris	59	45	9	**113**	309
A H Ekins	52	40	14	**106**	304
A B Crew	48	37	1	**86**	269
C P Shaw	54	41	5	**100**	223
	275	211	40	**526**	1,451
Pension contributions				**76**	113
				602	1,564

(a) Benefits receivable consist of fully expensed car, healthcare insurance and Life Insurance on lump sum benefit. Messrs. Nower, Fitzjohn, Marris and Ekins also have unapproved Life Insurance Cover.

Details of each director's pension benefits are as follows:

	Transfer value of accrued pension (note 3)		Increase in accrued pension including inflation		Transfer value of increase (note 2)		Total accrued pension at year end (note 1)		Company contribution to money purchase schemes	
	2004 £000	2003 £000	**2004 £000**	2003 £000	**2004 £000**	2003 £000	**2004 £000**	2003 £000	**2004 £000**	2003 £000
H D Hill	**620**	539	**2**	4	**81**	71	**48**	46	**39**	–
M C Nower	–	–	–	–	–	–	–	–	**23**	28
The following former directors' pension benefits relate to the period to 21 May 2004.										
G R Fitzjohn	**282**	266	**1**	4	**16**	48	**26**	25	**10**	–
T Marris (note 5)	**581**	553	**1**	6	**28**	114	**54**	53	**2**	5
A H Ekins	**397**	377	**1**	4	**20**	65	**27**	26	**10**	–
A B Crew	**478**	449	**1**	4	**29**	60	**46**	45	**12**	–
C P Shaw	**437**	396	**2**	6	**41**	74	**44**	42	**16**	–

Notes to pension benefits:

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movement. It is calculated after deducting the Directors' contribution. In the case of Mr Marris, it is calculated without deducting the Director's contribution.
3. The transfer values have been calculated on the basis of actuarial advice in accordance with version 8.1 of Actuarial Guidance Note GN11.
4. Members of the scheme have the option to pay Additional Voluntary Contributions, neither the contributions nor the resulting benefits are included in the above table.
5. These figures include the funded element, to which £2,023 was contributed, the value changing from £226,455 at the start of 2004 to £224,939 at 21 May 2004.

From 31 December 2003, H D Hill, G R Fitzjohn, A H Ekins, C P Shaw and A B Crew agreed to cease entitlement to membership of the defined benefit section of the Countrywide Assured Group Pension Scheme and instead became entitled to membership of the defined contributions section of the Group Pension Scheme. However, for A H Ekins, the company has agreed to make contributions to a SIPP (self invested personal pension). M C Nower and T Marris both have personal pension plans to which the Company contributes. Included within the contributions to Mr Nower's pension scheme is the movement in the accrued contributions payable to his scheme on retirement; 2004: £25,880 (2003: £5,392). Since 31 December 2003, T Marris' pension arrangements follow the group's defined contribution arrangements. Prior to then T Marris' pension scheme was designed to mirror the benefits under the Company defined benefit pension scheme and uses broadly the same assumption as the Company scheme. The latest actuarial valuation at 31 December 2003 indicated a deficit of £204,000. No valuation was performed at 21 May 2004 when T Marris' ceased to be a director of the group parent company. No pension contributions are made by the Company on behalf of the independent Non-Executive Directors.

Details of each Director's entitlement to share options are as follows:

Number of Countrywide Assured Group plc options

Director Countrywide Assured Group plc	At 1 January 2004	Granted	Exercised	Lapsed	Share options exchanged 21/5/04	Exercise price p	Market price at exercise p	Exercisable From	To
HD Hill	133,333	–	–	–	133,333	176.0		Apr 01	Apr 05
	750,000	–	–	–	750,000	158.0		Mar 02	Mar 06
	7,500	–	–	–	7,500	0.0		May 04	May 06
	3,901	–	(2,615)	(1,286)	–	74.4	196.0	Nov 05	May 06
	175,000	–	–	–	175,000	198.0		Apr 07	Apr 09
	175,000	–	–	–	175,000	198.0		Apr 05	Apr 12
	1,244,734	–	(2,615)	(1,286)	1,240,833				
MC Nower	5,230	–	(5,230)	–	–	75.2	158.8	Nov 03	May 04
	133,333	–	–	–	133,333	176.0		Apr 01	Apr 05
	245,000	–	–	–	245,000	158.0		Mar 02	Mar 06
	5,050	–	–	–	5,050	0.0		May 04	May 06
	32,680	–	–	–	32,680	203.0		Mar 02	Mar 07
	6,622	–	(4,440)	(2,182)	–	74.4	176.0	Nov 05	May 06
	80,000	–	–	–	80,000	109.0		Apr 04	Apr 11
	175,000	–	–	–	175,000	198.0		Apr 07	Apr 09
	175,000	–	–	–	175,000	198.0		Apr 05	Apr 12
	5,099	–	–	–	5,099	140.8		Nov 07	May 08
	863,014	–	(9,670)	(2,182)	851,162				

Number of Countrywide Assured Group plc options *continued*:

Director Countrywide Assured Group plc	At 1 January 2004	Granted	Exercised	Lapsed	Share options exchanged 21/5/04	Exercise price p	Market price at exercise p	Exercisable From	To
G R Fitzjohn	25,000	–	(25,000)	–	–	56.0	158.8	Mar 99	Mar 04
	133,333	–	(133,333)	–	–	140.0	183.0	Apr 01	Apr 05
	275,000	–	(275,000)	–	–	131.0	183.0	Mar 02	Mar 06
	3,250	–	–	–	3,250	0.0		May 04	May 06
	–	89,100	–	–	89,100	0.0		May 04	May 06
	36,165	–	(36,165)	–	–	140.0	196.0	Apr 00	Apr 05
	26,529	–	(26,529)	–	–	145.0	196.0	Apr 01	Apr 06
	6,985	–	(4,686)	(2,299)	–	74.4	196.0	Nov 05	May 06
	80,000	–	(80,000)	–	–	106.5	196.0	Apr 04	Apr 11
	175,000	–	(100,000)	–	75,000	151.0		Apr 07	Apr 09
	175,000	–	–	–	175,000	151.0		Apr 05	Apr 12
	6,441	–	–	–	6,441	122.4		Nov 07	May 08
	942,703	89,100	(680,713)	(2,299)	348,791				
T Marris	133,333	–	(133,333)	–	–	140.0	186.0	Apr 01	Apr 05
	250,000	–	(250,000)	–	–	131.0	186.0	Mar 02	Mar 06
	2,500	–	(2,500)	–	–	0.0	196.0	May 04	Mar 06
	–	71,425	(71,425)	–	–	0.0	196.0	May 04	Mar 06
	44,740	–	(44,740)	–	–	140.0	181.5	Apr 00	Apr 05
	5,171	–	(3,467)	(1,704)	–	74.4	196.0	Nov 05	May 06
	80,000	–	(80,000)	–	–	106.5	196.0	Apr 04	Apr 11
	100,000	–	(100,000)	–	–	151.0	196.0	Apr 07	Apr 09
	100,000	–	(100,000)	–	–	151.0	196.0	Apr 05	Apr 12
	6,172	–	(4,361)	(1,811)	–	122.4	196.0	Nov 07	May 08
	721,916	71,425	(789,826)	(3,515)	–				

Number of Countrywide Assured Group plc options *continued*:

Director Countrywide Assured Group plc	At 1 January 2004	Granted	Exercised	Lapsed	Share options exchanged 21/5/04	Exercise price p	Market price at exercise p	Exercisable From	To
A H Ekins	133,333	–	(133,333)	–	–	140.0	188.0	Apr 01	Apr 05
	250,000	–	(250,000)	–	–	131.0	188.0	Mar 02	Mar 06
	2,500	–	–	–	2,500	0.0		May 04	May 06
	–	73,298	–	–	73,298	0.0		May 04	May 06
	6,804	–	(4,562)	(2,242)	–	74.4	196.0	Nov 05	May 06
	80,000	–	–	–	80,000	106.5		Apr 04	Apr 11
	100,000	–	–	–	100,000	151.0		Apr 07	Apr 09
	100,000	–	–	–	100,000	151.0		Apr 05	Apr 12
	672,637	73,298	(387,895)	(2,242)	355,798				
A B Crew	133,333	–	–	–	133,333	140.0		Apr 01	Apr 05
	250,000	–	–	–	250,000	131.0		Mar 02	Mar 06
	2,500	–	–	–	2,500	0.0		May 04	May 06
	36,165	–	–	–	36,165	140.0		Apr 00	Apr 05
	9,344	–	–	–	9,344	74.4		Nov 05	May 06
	100,000	–	–	–	100,000	151.0		Apr 07	Apr 09
	100,000	–	–	–	100,000	151.0		Apr 05	Apr 12
	6,172	–	–	–	6,172	122.4		Nov 07	May 08
	637,514	–	–	–	637,514				
C P Shaw									
	133,333	–	–	–	133,333	140.0		Apr 01	Apr 05
	125,000	–	–	–	125,000	131.0		May 02	May 06
	100,000	–	–	–	100,000	151.0		Apr 07	Apr 09
	100,000	–	–	–	100,000	151.0		Apr 05	Apr 12
	8,588	–	–	–	8,588	122.4		Nov 07	May 08
	466,921	–	–	–	466,921				
Total	5,549,439	233,823	(1,870,719)	(11,524)	3,901,019				

The middle market price of the Countrywide Assured Group plc shares at 1 January 2004 was 141.75p and at 21 May 2004 197.25. The range during the period to demerger in 2004 was 143.0p to 198.0p.

The aggregate of gains made on exercise of options in the period was £ 1,132,728 (2003: £36,981).

Number of Countrywide plc options:

Director Countrywide plc	Share options granted 21/5/04	Granted	Waived	Exercised	At 31 December 2004	Exercise price p	Market price at exercise p	Exercisable From	To
H D Hill									
	66,666	–	–	(66,666)	–	176.0	271.0	Apr 01	Apr 05
	375,000	–	–	(375,000)	–	158.0	301.8	Mar 02	Mar 06
	5,106	–	(5,106)	–	–	0.0		May 04	May 06
	–	173,539	(173,539)	–	–	0.0		May 04	May 06
	87,500	–	–	–	87,500	198.0		Apr 07	Apr 09
	87,500	–	–	–	87,500	198.0		Apr 05	Apr 12
	621,772	(173,539)	(178,645)	(441,666)	175,000				
M C Nower									
	66,666	–	–	(66,666)	–	176.0	296.0	Apr 01	Apr 05
	122,500	–	–	–	122,500	158.0		Mar 02	Mar 06
	3,438*	–	–	–	3,438	0.0		May 04	May 06
	16,340	–	–	–	16,340	203.0		Mar 02	Mar 07
	40,000	–	–	–	40,000	109.0		Apr 04	Apr 11
	87,500	–	–	–	87,500	198.0		Apr 07	Apr 09
	87,500	–	–	–	87,500	198.0		Apr 05	Apr 12
	2,549	–	–	–	2,549	140.8		Nov 07	May 08
	426,493	–	–	(66,666)	359,827				
Total	1,048,265	173,539	(178,645)	(508,332)	534,827				

* In addition, further rights will be added to each individual's entitlement at such a time as each individual exercises options granted to him on 18 March 1999 under the Countrywide Assured Group plc Executive Share Option Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's 5p ordinary shares at the date of exercise. At 31 December 2004, the number of additional options was 115,585.

The middle market price of the Company's shares at 25 May 2004 was 285.0p and at 31 December 2004 was 325p. The range during the period since trading commenced on 25 May 2004 to 31 December 2004 was 268.5p to 345.0p.

The aggregate of gains made on exercise of options in the period was £682,394.

Approved by the Board of Directors on 9 March 2005 and signed on its behalf by:

C H Sporborg **M C Nower**

Corporate Governance

The structures and method of operating of the Board and its committees reflect the procedures and practices followed by Countrywide Assured Group plc prior to the demerger.

The Directors consider that each of Countrywide Assured Group plc prior to delisting, and the Company since listing, has, except as detailed in this report and the Remuneration Report, complied throughout the year ended 31 December 2004 with the provisions of the revised Combined Code on corporate governance issued by the Financial Reporting Council in July 2003. However, in the light of the impending demerger, Countrywide Assured Group did not make the changes to its Board composition which would have been required to ensure full compliance with the Combined Code.

Board of Directors

The Board is responsible to shareholders for the stewardship and profitable management of the company's business, assets, finances and affairs.

Whilst day-to-day responsibility for the group's business is delegated to the Executive Committee, the Board is responsible for: ensuring the group's overall strategic aims, together with detailed medium term plans and annual budgets, are set and for monitoring performance against them; ensuring the group has a sound system of internal control and risk management, including the management of health and safety issues; approving all significant expenditure, developments, acquisitions and disposals; ensuring the group has appropriate management in place and suitable plans for management and Board succession; and authorising the remuneration of senior executives.

The Board of Directors meets bi-monthly and its proceedings are governed by a written Code of Conduct which incorporates the principles of the Code, and which includes a schedule of reserved matters. The Board met 4 times in 2004 following the listing on 25 May 2004. All Directors attended these meetings. The Non-Executive Directors have met on a number of occasions without either the Executive Directors or Chairman present. The Board's deliberations are assisted by detailed information concerning the group's financial and operating results issued in advance of Board meetings.

The Board is headed by a Non-Executive Chairman, has a nominated Senior Independent Director and includes sufficient Independent Non-Executive Directors as to ensure that due weight and consideration is given to all its decisions.

The Company's Articles of Association require that the Directors submit themselves for re-election every three years. The Board is of the opinion that the structure and number of Directors is appropriate for the size of the company. The size of the Board, and the number of Independent Non-Executive Directors means that each is a member of all Board Committees.

The Board's procedures require that it conducts a formal evaluation of its performance annually in June of each year. Since the Company only became listed on 24 May 2004, no review took place in 2004, and it is intended that the first review will be conducted in June 2005, one year after the Board's current composition was established.

The Independent Non-Executive Directors were originally appointed to the Board of Countrywide Assured Group plc for an initial term of three years. It is anticipated that each Non-Executive Director will, subject to re-appointment, serve until the expiry of his original three year term. The following Directors were appointed to the Company on 1 March 2004 in anticipation of listing on 25 May 2004 and have served since that date:

C H Sporborg	Chairman
H D Hill	Group Managing Director
M C Nower	Group Finance Director
M J Gordon	Senior Independent Non-Executive Director
A J Brown	Independent Non-Executive Director
P W Mason	Independent Non-Executive Director

The following were directors of Countrywide Assured Group plc from 1 January 2004 to delisting on 21 May 2004; A B Crew, A H Ekins, G R Fitzjohn, T Marris, C P Shaw.

Further biographical details of each Director are given on page 17. Details of directors' service contracts or letters of appointment are given on page 20.

On 25 May Mr Sporborg became Chairman of Chesnara plc, the new holding company for Countrywide Assured Group's Life Business. No other change to Mr Sporborg's commitments has been reported to the Board.

The Board believes that each of the Non-Executive Directors can be considered independent. P W Mason was originally appointed to the Board of Countrywide Assured Group plc in 1992 as a representative of Guardian PLC, a former major shareholder. However, Mr Mason left Guardian in 1999 and the shareholding has subsequently been sold. In 1999 Mr Mason entered into a service agreement with Countrywide Assured Group plc on similar terms to the other Independent Non-Executive Directors.

The Board has considered Mr Mason's position very carefully. It has concluded that Mr Mason's experience as a qualified actuary working in the financial services industry, together with his own knowledge of the company and its products contribute greatly to the Board's effectiveness, and that he can be considered to be independent.

A J Brown was employed by Hawkpoint Partners Ltd from January 2001 to March 2002. In 2003 and 2004 Hawkpoint acted as financial advisers to Countrywide Assured Group plc, and advised Countrywide Assured Group plc and the company in the demerger of Chesnara plc and the return of capital. Hawkpoint's appointment to this role was proposed by a sub-committee of the Board of which Mr Brown was not a member, was subject to appropriate selection criteria and was subsequently approved by the full Board. In view of the Board, Mr Brown's independence has not been, and will not be, compromised by his past relationship with Hawkpoint.

Nominations Committee

The Board has established a Nominations Committee, the majority of the members of which are Non-Executive. The duties of the Committee are to review all appointments to the Board to ensure that recruitment to the Board is conducted in a systematic, objective and consistent manner. All recommendations by the Nominations Committee are ratified by the

Board. The Committee is also responsible for ensuring that plans are in place for orderly succession to the Board, Executive Committee and senior management positions, and the standard, size and composition of the Board is regularly reviewed. The Committee will normally meet three times a year. In 2004, since listing, the Committee met formally on one occasion. All members were present.

Current members of the Committee are:
C H Sporborg (Chairman)
H D Hill
M J Gordon
A J Brown

Audit Committee

The Audit Committee is comprised only of Independent Non-Executive Directors. The Committee meets at least four times a year. Since listing, in 2004 the Committee met 3 times and all members were present. It is guided by the Guidance on Audit Committees (Smith Guidance). It reviews the group's accounting policies, principles and practices and the half year report and the Annual Report and Accounts prior to their submission to the Board and considers any matters raised by the auditors. Its responsibilities include reviewing the group's financial and accounting controls, consideration of the effectiveness of the group's internal controls and the need for a group internal audit function. The Committee is responsible for relationships with the auditors, their terms of engagement and remuneration and, in addition to the continuous monitoring of their performance, once a year conducts a formal review of their effectiveness and independence. It reviews all material non-audit engagements to ensure this independence and objectivity is not compromised. Although the Audit Committee's responsibilities include the review and monitoring of the Company's whistle blowing procedures, it has not yet carried out a formal review of these since the company was listed on 25 May 2004.

Current members of the Committee are:
A J Brown (Chairman)
P W Mason
M J Gordon

Mr Brown has recent and relevant experience as the Finance Director of Gartmore Investment Management plc and Hawkpoint Partners Limited respectively.

Executive Committee

Day to day responsibility for the direction and management of the group is delegated to an Executive Committee. This Committee meets bi-monthly and its responsibilities include recommending and implementing strategy, and setting and maintaining objectives and standards of performance. It operates under a Code of Conduct which includes the authority to approve agreed levels of capital expenditure and other forms of investment. Its members are:

		Appointed
H D Hill	Group Managing Director (Chairman)	24 May 2004
M C Nower	Group Finance Director	24 May 2004
G R Williams	Head of Group Legal and Company Secretary	24 May 2004
G R Fitzjohn	National Sales Director, Estate Agency and Financial Services Division	24 May 2004
T Marris	Chairman, Conveyancing Division	24 May 2004
C P Shaw	Managing Director, Countrywide Surveyors	24 May 2004
A H Ekins	Sales Director, Estate Agency and Financial Services Division	24 May 2004
A B Crew	Managing Director, Countrywide Property Overseas (Spain) SL	24 May 2004
J Williams	Managing Director, Countrywide Principal Services	24 May 2004
D B Fletcher	Sales Director Estate Agency and Financial Services Division	1 January 2005
R A Scarff	Sales Director Estate Agency and Financial Services Division	1 January 2005

The terms of reference of the Nominations Committee, Remuneration Committee and the Audit Committee are available from the company's website www.countrywideplc.co.uk.

Investor Relations

Wherever appropriate, the Executive Directors and the Chairman meet with institutional investors to explain the Company's strategy and progress towards its goals and any other matters published. The Senior Independent Non-Executive Director is available to discuss any issues of concern to major shareholders, including remuneration issues. In addition, dialogue is maintained with the analyst community to assist with the interpretation of the Company's results and strategy. Both analysts and investors are encouraged to attend the Company's AGM which is held in an open fashion designed to encourage participation from the private investor. All published analysts' research which is made available to the Company, and any shareholder feed back received, are distributed to the Board. All Committee chairmen attend the AGM to meet with shareholders and discuss relevant matters and investors are encouraged to visit the Company's website at www.countrywideplc.co.uk.

Any enquiries from individuals on matters relating to their shareholdings and the Company business are welcomed and are dealt with in an informative and swift manner.

Internal Control

The Board is ultimately responsible for the group's system of control and for reviewing its effectiveness. However such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Combined Code requires that the Directors' review the effectiveness of the group's system of internal controls, including financial, operational, compliance and risk management. Guidance for Directors Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance) was published in September 1999.

The Board confirms that procedures necessary to implement the Turnbull guidance have been in place throughout the year ended 31 December 2004 and up to the date of signing this report. Emphasis is placed throughout the group on the importance of internal controls. The Board actively promotes a culture of quality and integrity and it has established straightforward organisational structures throughout the group with clearly drawn lines of accountability, responsibilities and delegation of authority. To the extent that is appropriate without compromising the internal financial control system, all employees participate in the process of risk management.

Group management is responsible for the identification and control of key risks applicable to their areas of business. Through strategic plans, annual budgets, forecasts and regular reporting, the Directors consider the development of the group and the risks it is exposed to. These risks may be associated with a variety of internal or external sources including control breakdowns, regulators' requirements, disruption in information systems and competition. The reporting process results in the identification and regular review of the key risks that the group is exposed to, and includes reports of all breaches of internal control.

The group has a comprehensive system for reporting financial results to the Board; each operating unit prepares monthly results with a comparison against budget. The Board reviews these for the group as a whole and determines appropriate action. The Directors and head office senior management monitor the performances of individual subsidiaries.

Detailed control procedures exist throughout the group, the effectiveness of which is monitored by individual subsidiary boards, senior head office management and, to the extent needed to support their audit opinion on the financial statements reviewed, the external auditors. Measures taken include physical controls, segregation of duties, management reviews and, in some areas, internal audit. The Board regularly considers the need for a group internal audit function but is currently satisfied that the arrangements detailed above are appropriate to the group structure and are cost effective and that this function is not necessary.

There are clear, consistent procedures in place for monitoring the system of internal controls. The Directors have reviewed the effectiveness of the internal controls during the year. The Audit Committee meets at least at least four times a year and, inter alia, reviews the effectiveness of the group's system of internal financial controls.

Auditors

The group undertakes a formal review every three years, subject to the shareholders' appointment of the auditors, and, in addition also monitors the auditors' performance as part of an ongoing process. The auditors and the Audit Committee have put safeguards in place to avoid the possible compromise of the auditors' objectivity and independence. The procedures in respect of other services provided by the auditors are as follows:

- Audit related services – This is work that in their capacity as auditors is best undertaken by themselves. These relate to formalities such as – shareholders and other circulars, borrowings, various regulatory reports and work on acquisitions and disposals.

- Tax consulting – the auditors will be used when particularly relevant and all other significant tax consulting is put out to tender.

- General consulting – Where appropriate, all sizeable projects are put out to tender. KPMG Audit plc may be invited to tender providing both parties are satisfied that the nature of the contract will not present a threat to the independent nature of the audit team. Before commencement of any works by KPMG Audit plc the Audit Committee first have to approve that the project would be best handled by KPMG Audit plc.

These safeguards have been approved by the Audit Committee, with regular reviews and updates when required in-light of internal developments. The Auditors report to both the Directors and the Audit Committee with regards to their compliance with professional and regulatory requirements and best practice. Note 6 on page 64 sets out the actual payments to KPMG Audit plc.

Directors' Report

The Directors present their report and the audited accounts of Countrywide plc for the year ended 31 December 2004.

Results

The group profit and loss statement for the year ended 31 December 2004 set out on page 54 shows:

	2004	2003
	£000	£000
Profit after tax	**28,108**	49,056

An interim dividend of 4.50p (2003: 4.30p) per ordinary share was paid on 1 October 2004. Your Directors are recommending the payment of a final dividend of 4.50p (2003: 9.50p) per share net, bringing the total dividend for 2004 to 9.00p. The ex-dividend will be on 16 March 2005.

Group reconstruction and demerger

The Company was incorporated and registered in England and Wales on 29 October 2003 with the name PINCO 2041 PLC. On 22 December 2003 the Company changed its name to Countrywide plc. The authorised share capital on incorporation was £50,000 divided into 50,000 ordinary shares of £1 each, of which two were issued. On 1 March 2004 the two issued shares were transferred to two partners of Pinsent Mason, solicitors to the Company (the "Subscriber Shareholders"). On 9 March 2004, each of the issued and unissued ordinary shares of £1 each was sub-divided into 100 ordinary shares of 1p each and the authorised share capital of the Company was increased by the creation of 59,995,000,000 new ordinary shares of 1p each and a new redeemable preference share of £50,000.

On 9 March 2004, in order to satisfy the requirements of section 117 of the Companies Act 1985 as to the minimum paid up share capital for a public company, the redeemable preference share was issued to one of the Subscriber Shareholders and was paid up as to one quarter of its nominal value.

On 17 May 2004, a further 1,120 ordinary shares of 1p each were issued to the Subscriber Shareholders and the ordinary share capital was consolidated into ordinary shares of £1.20 each. On 21 May 2004, pursuant to the Scheme of Arrangement of Countrywide Assured Group plc ("CAG") dated 18 March 2004, 338,256,669 ordinary shares of £1.20 each were issued to the former shareholders of CAG on the basis of one such share for every one ordinary shares of 5p each in the capital of CAG held at close of business on 21 May 2004, and provision was made for a return of capital to shareholders of £85,004,000.

On 23 May 2004, the ordinary share capital was further consolidated into ordinary shares of £2.40 each. Fractional entitlements arising on this consolidation were transferred to a nominee and sold for the benefit of the Company.

On 25 May 2004, pursuant to an order of the Court dated 24 May 2004, the nominal value of each ordinary share was reduced from £2.40 to 5p. Of the total amount reduced of £397,451,599, an amount equivalent to the market value of the Life Business of CAG of £91,752,125 was returned to shareholders by the transfer of Countrywide Assured Life Holdings Limited to Chesnara plc and by the issue by that company of ordinary shares to the Company's shareholders, and the remainder was credited to distributable reserves. At this date the net assets of the business reflected in the group's consolidated figures were £94,495,000. On 11 June 2004 a payment of £85,004,000 was made to shareholders to effect the return of capital referred to above.

On 22 June 2004, the remaining five ordinary shares of 5p each held by the Subscriber Shareholders were gifted back to the Company and cancelled. On cancellation an amount representing the nominal value of these shares was credited to a capital redemption reserve. On the same date, the redeemable preference share of £50,000 was paid up in full and then redeemed. The nominal amount of the redeemable preference share was sub-divided and converted into ordinary shares of 5p each and £50,000, being the par value, was transferred to a capital redemption reserve.

Presentation of financial information

The company is presenting its first set of annual financial statements. Accordingly, no comparative figures are given in relation to its non-consolidated financial information. As set out in note 1 (a) on page 59, the consolidated information is presented as if the company had always been the holding company for the group. As a result, comparative figures are included for the consolidated financial information.

Review of the business and significant events

The principal activities and a review of the group's business and operations during the year, significant events, and future prospects is contained in the Chairman's Statement and in the Operating and Financial Review on pages 2 to 16.

Directors

The present Directors are listed on page 17 and they were appointed Directors of Countrywide plc on 1 March 2004. All Directors have been appointed since the incorporation of the Company and, in accordance with the Articles of Association, retire at the forthcoming Annual General Meeting to be held on 27 April 2005. Being eligible they will all seek re-election at the meeting. Biographical details of each Director are given on page 17.

Prior to 1 March 2004, the Directors of the Company on incorporation were Pinsents Director Limited and Pinsents Company Services Limited. They are the nominee companies of Pinsent Masons, Solicitors who set up the Company. They resigned on 1 March 2004 and were replaced by the present Directors.

Details of Directors' interests in the shares of the Company and previously in Countrywide Assured Group plc are set out on page 24.

No Director has a service contract of more than one year's duration.

No Director had any material interests in any significant contract in any company of the group during the year.

Significant Events

On 16 July 2004, Balanus Limited (formerly Countrywide Assured Group plc, now a wholly owned subsidiary of the Company, following the Court approved Scheme of Arrangement under Section 425 of the Companies Act 1985 which became effective on 21 May 2004) disposed of its interest in the investment property at 100 Cannon Street for

£22.5 million in cash to Standard Life Investments Limited. The early sale of 100 Cannon Street has resulted in a loss on disposal of £1.9 million, but it has no material impact on the group.

On 15 October 2004, the Company's wholly owned subsidiary companies, Countrywide Estate Agents and Countrywide Mortgage Advisers Limited acquired the businesses of estate agency, mortgage advisory surveying and related activities and assets as a going concern for a total purchase price including costs of £45.8 million from Bradford & Bingley Group plc.

Substantial shareholdings

The following substantial interests in the Company's ordinary share capital at 31 December 2004 have been notified to the Company:

Name of Substantial Shareholders	No of beneficial interest in shares held	No of non-beneficial interest in shares held	Total No of shares held	Percentage of the issued share capital
Legal & General Group plc	5,647,570	546,803	6,194,373	3.64%
Prudential plc	5,848,047	–	5,848,047	3.43%
Southeastern Asset Management Inc.	–	33,435,602	33,435,602	19.63%
Barclays Bank plc	–	6,845,074	6,845,074	4.02%
Fidelity International Limited	–	23,652,581	23,652,581	13.89%
Lone Pine Capital LLC	–	6,057,072	6,057,072	3.56%
Morgan Stanley Securities Limited	–	26,351,922†	26,351,922†	15.47%
Goldman Sachs Group Inc.	–	6,403,582	6,403,582	3.76%
Eminence Capital LLC	–	5,110,000	5,110,000	3.00%

† May include shares held by Lane Pine Capital LLC.

Subsequent to 31 December 2004, the following substantial shareholders have notified their changes in shareholding to the Company:

Date	Name of Substantial Shareholders	No of beneficial interest in shares held	No of non-beneficial interest in shares held	Total No of shares held	Percentage of the issued share capital on that date
18.1.2005	Morgan Stanley Securities Limited	–	6,379,722	6,379,722	3.75%
17.1.2005	Barclays plc	–	8,598,581	8,598,581	5.05%
7.2.2005	Barclays plc	–	10,276,173	10,276,173	6.03%
10.2.2005	Barclays plc	–	17,213,026	17,213,026	10.11%
17.2.2005	Barclays plc	–	18,953,815	18,953,815	11.13%
18.2.2005	Deutsche Bank AG	–	5,188,915	5,188,915	3.05%

The following companies satisfied the Company that they no longer had a disclosable interest in shares in the Company of the dates listed below:

Name of Company	Date
Goldman Sachs Group Inc	10 February 2005
Eminence Capital LLC	11 February 2005
Morgan Stanley Securities Limited	25 February 2005
Deutsche Bank Ab	8 March 2005

The other substantial shareholders interests remain unchanged at 9 March 2005 and no other person holds 3% or more of the issued share capital of the Company.

There were no significant contracts with substantial corporate shareholders during the year.

Donations

During the year donations to charities by the group totalled £51,000 (2003: £61,000). There were no UK or EU political contributions and no political expenditure was incurred.

Waivers of Dividends

SG Hambros Trust Company (Jersey) Limited, the Trustee of the Countrywide Assured Group Employee Benefit Trust, a shareholder of 2,413,559 Ordinary Shares of 5p in the Company, agreed to partially waive its right to receive the dividend for 31 December 2003 of 4.75p per share net and instead received a dividend of 0.000001p per share net on its holdings which amounted to £2.41. The dividends waived amounted to £114,644.05 and the Trust's shareholding represented approximately 0.67% of the issued share capital of the Company at the record date, 21 May 2004.

In addition, the Trustees also partially waived their right to receive the interim dividend for 30 June 2004 of 4.50p per share net on their holding of 1,056,578 ordinary shares of 5p in the Company and received instead a dividend of 0.000001p per share net on their holding which amounted to £1.06. The dividends waived were £47,546.01 representing approximately 0.62% of the issued share capital of the Company at the record date, 20 August 2004.

The Trustees of the Company's Employee Benefit Trust, which was established by a Deed dated 21 January 1992, oversee the administrative work and also acquire shares with which to satisfy the options or rights granted under the Countrywide Assured Group plc Deferred Incentive Schemes and Executive Share Bonus Schemes. Pursuant to the Deed dated 21 January 1992 as amended by a Deed of Variations dated 3 October, 1997 and 14 May 2004, at the direction of the Company the Trustees are obliged to waive their right to receive all or any part of any dividend payable by any company whose shares are held by the Trustees.

The Trustees have, in addition, partially waived their right to receive a final dividend, if any, on their holdings and instead will receive 0.000001 pence per share net.

Personnel

The group has a practice of keeping employees informed of group affairs through news circulars and meetings involving directors, managers and staff. The Report and Accounts are made available to employees who are all encouraged to involve themselves in the performance of the group. Employees can access to the Company intranet (www.countrywideplc.info) to obtain the general information of the group. Employees are encouraged to discuss operational issues with their line management or to suggest ways to improve performance. The Company has established a Share Option Plan in which certain employees of the group are selected for participation. The Company also has a Sharesave Plan for all employees and directors subject to service criteria. The Company has taken over an Employee Benefit Trust of Countrywide Assured Group plc, now Balanus Limited, for the benefit of employees and Directors of the Company and its subsidiaries.

Equal Opportunities

The group is committed to a policy of equal opportunity in employment and believes that this is essential to ensuring the success and growth of the organisation. To this end, the group makes every effort to select, recruit, train and promote the best candidates based on suitability for the job; to treat all employees and applicants fairly regardless of race, sex, marital status, nationality, ethnic origin or disability; and to ensure that no employee suffers harassment or intimidation.

Disabled Employees

It is the policy of the group to provide employment and to make reasonable adjustment to accommodate disabled persons wherever the requirements of the organisation will allow and if applications for employment are received from suitable individuals. If existing employees become disabled every reasonable effort will be made to ensure that their employment with the group can continue on a worthwhile basis with career opportunities available to them.

Health, Safety and Welfare at Work

The group place the greatest importance to the heath, safety and welfare of its employees. The group sets its health and safety and welfare policies, group standards and procedures to identify and remove any hazardous areas, or reduce material risks of fire and of accidents or injuries to employees and visitors, and in conjunction with its personnel policies to manage workplace stress levels.

Health & Safety and Fire officers actively implement the group's policies, standards and procedures in all branches in which the group operates. The Officers report annually to their subsidiary Boards and to the Group Health & Safety Officer on issues relating to the health, safety and welfare of the employees. These reports are reviewed by the Board and suitable enhancements or improvements are made.

To this end, the group makes every reasonable effort to provide safe and healthy working conditions in all its offices. Similarly, it is the duty of all employees to exercise responsibility and to do everything to prevent injury to themselves and to others. This policy standards and procedures are communicated to employees through contracts of employment, staff hand books, operating manuals, bulletins and notice boards as appropriate.

Social, Ethical and Environmental Issues

The Company takes its responsibility for social, ethical and environmental issues very seriously and recognises the importance of developing and maintaining high standards.

At the Company Head Office we have the following initiatives currently in place.

- Recycling of all paper, cardboard and related materials.
- Recycling of used printer cartridges and mobile phones.
- The use of rechargeable batteries, rather than the disposable type.

The Company encourage all the subsidiaries to do all they can to protect the environment and reduce waste and to adopt similar initiatives.

While the Company are accountable to shareholders, we take into account the interest of all our stakeholders including our employees, our customers and our suppliers as well as the local community, and the environment in which we operate.

Employees

The Company:

- Provides clear and fair terms of employment.
- Provides clean, healthy and safe working conditions.
- Has a fair remuneration policy everywhere we operate.
- Strives for equal opportunities for all present and potential employees.
- Encourages employees to develop skills and progress in their careers.
- Does not tolerate any sexual, physical or mental harassment of our employees.
- Does not discriminate on grounds of colour, ethnic origin, gender, age, religion, political or other option, disability or sexual orientation.
- Does not employ underage staff.

Customers

The Company:

- Seeks to be honest and fair in our relationships with our customers.
- Provides the standards of product and service that have been agreed.
- Takes all reasonable steps to ensure the safety and quality of products or services that we produce.

Suppliers

The Company:

- Seeks to be honest and fair in our relationships with suppliers and subcontractors.
- Pays suppliers and subcontractors in accordance with agreed terms.
- Has a policy not to offer, pay or accept bribes or substantial favours.
- Encourages suppliers and subcontractors to abide by the principles of this policy.

Community and environment

The Company:

- Aims to make the communities in which we work better places to live and do business.
- Aims to be sensitive to the local community's cultural, social and economic needs.
- Endeavours to protect and preserve the environment where we operate.

Shareholders and other suppliers of finance

The Company:

- Is financially accountable to its shareholders.
- Communicates to shareholders all matters that are material to an understanding of the future prospects of the organisation.
- Aims to protect shareholders funds, manage risks and ensure funds are used as agreed.

Management commitment

- The management will do all in its power to conform to the letter and spirit of this policy.

Being a financial services company and residential estate agency, the Directors believe that the activities of the group do not materially contribute to pollution or cause material damage to the environment.

Even so, the group commits itself to all available processes and practices that have the least impact on the environment. It also seeks to use all its resources carefully and with prudence. All employees are encouraged to conserve all types of energy, and to minimise waste and recycle waste products wherever possible. The group also encourages its suppliers to minimise waste.

Creditor Payment Policy

It is not the Company's policy to specify any code of payment practice across the group. Each of the group's operating businesses is responsible for agreeing the terms under which transactions with suppliers are conducted. However, it is group policy that payments to suppliers must be made in accordance with these terms, providing that the supplier is also complying with the agreed terms of business. The number of creditor days outstanding at 31 December 2004, based on the consolidated financial statements, was 28.0 (2003: 28.0) for the group and 50.1 for the Company.

Institutional Shareholders' Committee's Statement of Best Practice

The Company supports the aims of the Statement and has, where appropriate, adopted its recommendations.

Article 110 of the Company's Articles of Association contains restrictions to the borrowing powers of the Company. These are summarised as follows:

The borrowings of the Company and its subsidiaries for the time being (excluding inter-company borrowing) shall not at any time, without previous -sanction of an ordinary resolution of the Company, exceed three times the aggregate of:

(a) The amount paid up on the issued share capital of the Company; and,
(b) The amount standing to the credit of the consolidated capital and revenues reserves of the Company and its subsidiaries (including retained earnings);

all as shown in the latest audited consolidated balance sheet of the Company and its subsidiaries, but adjusted where necessary.

Annual General Meeting

The Annual General Meeting (AGM) of the Company will be held on Wednesday, 27 April 2005 at The Ulster Room at The New Connaught Rooms, Covent Garden Exhibition Centre, 61–65 Great Queen Street, London WC2V 5DA at 10.30am. The notice of the AGM is on page 102.

Approval of the Directors Remuneration Report set out in the Annual Report (Resolution 3)

The Board produced and submitted the Remuneration Committee Report for shareholder approval. The policy on Directors' Remuneration was set out on pages 20 and 21 and the Report is set out on pages 19 to 29 of the Annual Report. Shareholders will be asked to approve this Directors Remuneration Report under Resolution 3.

Authority to Allot Relevant Securities (Resolution 11)

The Company will be asking shareholders to approve the authority which the Directors have to allot shares in respect of the authorised but unissued ordinary share capital. Resolution 11 seeks this authority to issue shares up to an aggregate nominal amount of £2,838,125 representing approximately 33.33% of the issued share capital of the Company. The Directors have no present intention of allotting shares other than in relation to the exercise of options under the Company's share option schemes.

Disapplication of Pre-emption Rights (Resolution 12)

Resolution 12 will be proposed as a Special Resolution, granting the Directors' authority to allot shares for cash other than to existing shareholders in proportion to their shareholding up to an aggregate nominal value of £425,718 representing 5% of the Company's issued share capital.

Both these authorities, if given, will expire at the conclusion of the next Annual General Meeting or 15 months after the passing of the resolution, whichever occurs first.

Power to purchase own shares (Resolution 13)

The Companies Act 1985 permits a public company to purchase its own shares in accordance with powers contained in its Articles of Association with the authority of a resolution of shareholders. The Company's Articles of Association gives the Company the power to purchase its own shares.

With effect from 1 December 2004, listed companies are able to buy their own shares and, instead of cancelling them, hold them in treasury and either sell them for cash or use them for cash or use them for an employee share scheme under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2004.

The aggregate nominal value of shares of any class held as treasury shares must not be at any time exceed 10% of the nominal value of the issued share capital of the shares in that class at that time.

Your Directors believe that the Company should seek shareholder approval for the authority to purchase its own shares. However, this authority will only be exercised when the result would be an increase in earnings per share and in the best interests of the Company. Your Directors have no present intention to make use of this authority.

Resolution 13 will be proposed as a Special Resolution at the Annual General Meeting to give the necessary authority.

The Board confirms that, in the event of a significant change in the Company's issued share capital, it will consider the impact of such a change on the options granted under its various option schemes. Where appropriate, and where the scheme rules permit, option grants or exercise targets may be adjusted.

Shareholder Website Facility

The Directors have arranged with Capita Registrars to offer an on-line shareholders service to private shareholders only where they can access to the following information in respect of their shareholding in the Company:

- Account Enquiry: allows private shareholders to see their shareholding on the register including transaction history, dividend payment history and up-to-date share valuation.

- Amendments of Standing Data: allows private shareholders to change registered postal address and add, change or delete dividend mandate instructions. A dividend mandate form and stock transfer forms can be downloaded from this website.

To use these facilities, private shareholders should log on to Capita Registrars website (www.capitaregistrars.com) and select 'Are You a Shareholder' and follow on-screen instructions.

Some of the facilities require a shareholder to apply for a user ID and password, where this is required instructions are clearly detailed on the website.

If shareholders have any queries, please contact Capita Registrars on 0870-162-3100, overseas +44-20-8639-2157 or email: as@capitaregistrars.com.

Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which show a true and fair view of the state of affairs of the Company and the group and of the profit or loss in that period. In preparing those financial statements, the Directors are required to:

(a) select suitable accounting policies and then apply them consistently;
(b) make judgements and estimates that are reasonable and prudent;
(c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and,
(d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the provisions of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

International Financial Reporting Standards
For reporting periods beginning on or after 1 January 2005, the consolidated accounts of the group must comply with International Financial Reporting Standards (IFRS).

These financial statements have been prepared in accordance with UK accounting standards. The consolidated financial performance and financial position as disclosed in these financial statements may be significantly different if determined in accordance with IFRS. Major differences between UK accounting standards and IFRS identified to date as potentially having a significant effect on the consolidated financial statements may include: fair value accounting for all financial instruments, including derivatives; the requirement to provide for deferred taxation on potential capital gains calculated on the book value of revalued properties; recognition in the financial statements of actuarial gains and losses arising from defined benefit pension schemes; and accounting for the intrinsic fair value of the cost of share options granted to employees in the profit and loss account.

This summary should not be taken as an exhaustive list of all the differences between UK accounting standards and IFRS that potentially have a significant impact on the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented. An assessment of the likely impact of the adoption of IFRS is given on page 16.

In addition, the bodies that establish UK accounting standards and IFRS have significant ongoing projects that could affect the potential differences and the impact of these differences on the future consolidated financial statements.

The actual impacts on the consolidated of the adoption of IFRS will depend on the standards applicable and the particular circumstances prevailing on adoption of IFRS on 1 January 2005.

Going Concern
After making enquiries, the Directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in the accounts.

Auditors
A resolution to reappoint KPMG Audit Plc as the Company's auditors will be proposed at the Annual General Meeting.

Approved by the Board on 9 March 2005 and signed on its behalf by:

Gareth R Williams
Company Secretary

Pro Forma Group Profit and Loss Account unaudited

For the year ended 31 December

		Continuing operations			
			Acquisitions	2004	2003
	Note	£000	£000	£000	£000
Turnover					
Estate agency		**263,371**	**19,398**	**282,769**	253,585
Financial services		**62,432**	**1,890**	**64,322**	72,911
Surveying & valuation		**99,276**	**7,460**	**106,736**	108,040
Conveyancing		**20,914**	–	**20,914**	20,167
Central costs		**139**	–	**139**	276
		446,132	**28,748**	**474,880**	454,979
Group operating profit					
Estate agency		**33,145**	**(6,933)**	**26,212**	34,474
Financial services		**8,860**	**(145)**	**8,715**	23,059
Surveying & valuation		**27,198**	**(526)**	**26,672**	31,866
Conveyancing		**(3,012)**	–	**(3,012)**	(2,378)
Central costs		**(7,985)**	–	**(7,985)**	(5,466)
		58,206	**(7,604)**	**50,602**	81,555
Share of operating profit/(loss) in – joint ventures				**600**	160
– associates				**1,357**	(2,735)
				1,957	(2,575)
Loss on disposal/amount written off investment property				**(1,909)**	(2,750)
Cost of group restructuring				**(9,424)**	–
Net interest receivable and other similar charges				**(436)**	233
Profit on ordinary activities before tax				**40,790**	76,463
Tax on profit on ordinary activities	III			**(13,588)**	(25,588)
Profit for the financial year				**27,202**	50,875
Earnings per share				**16.30p**	29.87p
Diluted earnings per share				**16.21p**	29.75p
Dividend per share				**9.00p**	13.80p

There is no material difference between the profit for the financial year and the result on an historic cost basis. All profits are derived from continuing operations.

All activities take place within the UK, with the exception of a small amount of Estate Agency business in Spain (2004: Turnover £2.6m) (2003: Turnover £ 1.7m).

Pro Forma Consolidated Operating Assets Statement unaudited

at 31 December

	Note	2004 £000	2003 £000
Fixed assets			
Intangible assets: Goodwill		**34,848**	16,745
Tangible fixed assets		**40,728**	35,748
Other investments		**1,217**	25,083
Investments in joint ventures		**1,956**	1,163
Investments in associates		**4,103**	2,748
Total fixed assets		**82,852**	81,487
Net current liabilities excluding cash/overdrafts		**(6,119)**	(48,406)
Cash at bank net of overdrafts		**19,101**	58,541
Term loans		**(75,000)**	(15,600)
Long term creditors		**(18,896)**	(20,814)
Provisions for liabilities and charges		**(14,226)**	(8,639)
Net (liabilities)/assets		**(12,288)**	46,569
Shareholder (deficit)/funds	IV	**(12,288)**	46,569

Pro Forma Group Cash Flow Statement unaudited

for the year ended 31 December

	Note	2004 £000	2004 £000	2003 £000	2003 £000
Cash inflow from operating activities	11		**67,992**		92,795
Returns of investment and servicing of finance					
Interest received			**2,180**		124
Interest paid			**(2,479)**		–
			67,693		92,919
Taxation			**(21,750)**		(24,929)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(14,486)**		(12,146)	
Proceeds from sale of fixed assets & property investment		**22,784**		–	
Purchase of investments		**(11)**		(4,024)	
Net cash inflow/(outflow) for capital expenditure and financial investment			**8,287**		(16,170)
Acquisitions			**(48,479)**		(563)
Group restructuring			**(10,550)**		–
Equity dividends paid			**(23,528)**		(20,259)
Cash (outflow)/inflow before use of liquid resources, financing and net portfolio investment			**(28,327)**		30,998
Financing					
Issue of shares		**12,749**		2,027	
Proceeds from sale of own shares		**1,742**		–	
Return of capital		**(85,004)**		–	
Advance of term loans		**75,000**		1,100	
Repayment of term loans		**(15,600)**		–	
Cash transferred into Insurance cell		**–**		(1,200)	
Net cash (outflow)/inflow from financing			**(11,113)**		1,927
(Decrease)/increase in cash in the year			**(39,440)**		32,925

Notes to the Pro Forma Financial Statements

I. Accounting policies

(i) Basis of preparation

The pro forma financial statements have been presented as if the Countrywide plc group had been in existence throughout 2003 and 2004, although the costs incurred for the group restructuring are included in the pro forma figures.

The pro forma financial statements are a consolidation of the financial information of the Company and its subsidiary undertakings made up to the accounting reference date except for Countrywide Assured Life Holdings Limited and its subsidiaries which were demerged to a new holding company, Chesnara (the "Life Business") under the Court Approved Scheme of Arrangement.

The investment held in the Life Business and all Life Business related balances, save those inter-company amounts owed between Countrywide plc and the Life Business falling to be settled on demerger, have not been included in the financial information for the comparative periods. As the investment of £40.5 million in the Life Business has not been included in the financial information, a corresponding adjustment has been reflected in other reserves to remove the £40.5 million from shareholders' funds brought forward. Any management charges or dividends received by Countrywide plc from Chesnara have been taken to reserves. This basis of presentation is consistent with that adopted by the company in presenting the financial information included in its circular to shareholders dated 18 March 2004.

In other respects the pro forma financial statements have been prepared in accordance with the group's accounting policies as set out in the financial statements for the year ended 31 December 2004.

II. Reconciliation of pro forma group operating profit to net cash flow from pro forma operating activities

	2004	2003
	£000	£000
Pro forma operating profit	**50,602**	81,555
Depreciation and amortisation	**11,031**	9,913
Profit on sale of tangible fixed assets	**(422)**	(650)
Increase in working capital	**3,247**	18
Increase in provisions	**3,534**	1,959
Net cash inflow from operating activities	**67,992**	92,795

III. Pro forma taxation

	2004 £000	2003 £000
Corporation tax charge for the year	**12,395**	25,110
Corporation tax prior years	**(208)**	100
Associated company tax charge for the year	**224**	–
Deferred tax	**1,177**	378
Pro forma taxation charge	**13,588**	25,588

Reconciliation of current tax charge for the year to 31 December 2004

	£000
Pro forma profit before tax	40,790
Tax at UK rate 30%	12,237
Add back:	
Permanent depreciation and amortisation of goodwill	62
Overseas losses	816
Utilisation of unprovided capital losses	(487)
Loss on disposal of Cannon Street	565
Depreciation in excess of capital allowances	(264)
Group restructuring costs disallowed for tax	2,268
Tax relief on share options exercised	(2,279)
Other permanent differences	(429)
Profits from joint ventures and associates not surrendered by consortium relief	(94)
Pro forma corporation tax charge for the year	**12,395**

IV. Reconciliation of pro forma shareholder funds

	£000
Pro forma shareholder funds at 1 January 2004 per Circular dated 18 March 2004	49,150
PYA – reanalysis of interest in own shares	(2,581)
Pro forma shareholder funds at 1 January 2004 restated	46,569
Return of capital	(85,004)
Proceeds from the exercise of share options	12,749
Pro forma profit for the year	27,202
Dividends	(15,636)
Gain on foreign exchange	217
Cost of share issue	(100)
Movement of interest in own shares	1,742
Goodwill adjustment in disposal of business	(27)
Pro forma shareholder deficit at 31 December 2004	**(12,288)**

V. Reconciliation of pro forma results to the statutory financial statements

	2004 £000	2003 £000
Turnover		
Pro forma turnover	**474,880**	454,979
Adjustment in respect of the amortisation of Friends Provident receipt	**(356)**	–
Turnover from the Life Business demerged	**59,350**	146,584
Group turnover before joint ventures	**533,874**	601,563
Profit before taxation		
Pro forma profit before taxation	**40,790**	76,463
Adjustment in respect of the amortisation of Friends Provident receipt	**(356)**	(1,165)
Profits/(losses) arising in the Life Business demerged	**2,377**	(1,603)
Inter-Company charges from parent to Life Business eliminated on consolidation	**(160)**	527
	42,651	74,222
Net (liabilities)/assets		
Pro forma net (liabilities)/assets	**(12,288)**	46,569
Net assets of the Life Business demerged in 2004	–	78,836
Inter-company balances	–	(1,287)
Consolidation adjustment in respect of losses arising on Friends Provident reinsurance treaty elimination	–	16,040
	(12,288)	140,158
Cash flow		
Pro forma (decrease)/increase in cash for the year	**(39,440)**	32,925
Life Business		
– Operation cash inflow/(outflow)	**5,979**	(7,526)
– Interest received	–	502
– Taxation (paid)/received	**(270)**	58
– Purchase of fixed assets	**(99)**	(298)
– Net portfolio investments	**(8,337)**	5,151
– Cash balances transferred out on demerger	**(1,043)**	–
– Dividend paid to parent	**(10)**	–
	(43,220)	30,812

Independent Auditors' Report to the members of Countrywide plc

We have audited the financial statements on pages 54 to 98. We have also audited the information in the Directors' Remuneration Report that has been described as having been audited

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and the Directors Remuneration Report. As described on page 44, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' Remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement on pages 30 to 35 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained the Annual Report, including the Corporate Governance statement, and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluate the overall adequacy of the presentation of the information in the financial statement and the part of the Directors' Remuneration Report to be audited.

Opinion

- In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2004 and of the profit of the group for the year then ended; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

9 March 2005

Group Profit and Loss Account

For the year ended 31 December

	Note	2004 £000	2003 £000
Turnover			
Existing operations		**445,776**	454,979
Acquisitions		**28,748**	–
Total continuing operations		**474,524**	454,979
Discontinued business		**59,350**	146,584
		533,874	601,563
Share of joint venture turnover	13(b)	**2,681**	1,433
		536,555	602,996
Group operating profit			
Existing operations		**57,690**	80,390
Acquisitions		**(7,604)**	–
Total continuing operations		**50,086**	80,390
Discontinued business		**2,377**	(1,603)
	3	**52,463**	78,787
Share of operating profit/(loss) in – joint ventures	13(b)	**600**	160
– associates	13(c)	**1,357**	(2,735)
		1,957	(2,575)
Total operating profit; group and share of joint venture and associates		**54,420**	76,212
Loss on disposal/amounts written off investment property		**(1,909)**	(2,750)
Costs of group restructuring		**(9,424)**	–
Net interest (payable)/receivable and other similar charges	8	**(436)**	760
Profit on ordinary activities before tax		**42,651**	74,222
Tax on profit on ordinary activities	9	**(14,543)**	(25,166)
Profit for the financial year	10	**28,108**	49,056
Dividends	11	**(15,636)**	(22,478)
Retained profit for the year	22	**12,472**	26,578
Earnings per share	12	**16.84p**	28.80p
Adjusted earnings per share	12	**24.49p**	29.50p
Diluted earnings per share	12	**16.75p**	28.68p
Dividend per share	11	**9.00p**	13.80p

The comparative figures for earnings per share and dividend per share have been adjusted to reflect the share consolidation in May 2004.

There is no material difference between the profit for the financial year and the result on an historic cost basis.

Group Segmental Analysis

		Note	Turnover 2004 £000	Turnover 2003 £000	Operating profit 2004 £000	Operating profit restated 2003 £000	Net assets/ (liabilities) (excluding intra-group funding) 2004 £000	Net assets/ (liabilities) (excluding intra-group funding) restated 2003 £000
Business Segments								
Estate Agency	– existing operations		**263,371**	253,585	**33,145**	34,474	**27,556**	33,585
	– acquisitions		**19,398**	–	**(6,933)**	–	**21,639**	–
Estate Agency	– continuing operations		**282,769**	253,585	**26,212**	34,474	**49,195**	33,585
Financial Services	– existing operations		**62,076**	72,911	**8,504**	21,894	**(28,701)**	(31,213)
	– acquisitions		**1,890**	–	**(145)**	–	**1,345**	–
Financial Services	– continuing operations		**63,966**	72,911	**8,359**	21,894	**(27,356)**	(31,213)
Surveying & Valuation	– existing operations		**99,276**	108,040	**27,198**	31,866	**4,905**	(1,845)
	– acquisitions		**7,460**	–	**(526)**	–	**15,277**	–
Surveying & Valuation	– continuing operations		**106,736**	108,040	**26,672**	31,866	**20,182**	(1,845)
Conveyancing			**20,914**	20,167	**(3,012)**	(2,378)	**7,226**	7,939
Central Costs			**139**	276	**(8,145)**	(5,466)	**(61,535)**	44,238
Estate agency and property services operations			**474,524**	454,979	**50,086**	80,390	**(12,288)**	52,704
Life Business – discontinued		35(a + b)	**59,350**	146,584	**2,377**	(1,603)	**–**	87,454
Total group			**533,874**	601,563	**52,463**	78,787	**(12,288)**	140,158

The loss on disposal of investment property and the costs of group restructuring all relate to Central Cost activities. These are not included in the table above.

All activities take place within the UK, with the exception of a small amount of Estate Agency business in Spain (Turnover 2004: £2.6m, 2003: £1.7m).

The comparative operating profit for the Estate Agency and Conveyancing divisions have been restated on a comparable basis to that used for 2004 results.

Group Statement of Total Recognised Gains and Losses

For the year ended 31 December

	2004 £000	2003 £000
Profit for the financial year	**28,108**	49,056
Gain on foreign exchange	**217**	–
Total recognised gains and losses for the financial year	**28,325**	49,056

Group Balance Sheet

at 31 December

	Note	2004 £000	2004 £000	Restated 2003 £000	Restated 2003 £000
Fixed assets					
Intangible assets: Goodwill	14		**34,848**		16,745
Tangible fixed assets	15		**40,728**		36,652
Other investments	16		**1,217**		60,508
Investments in joint ventures					
Goodwill	14	**359**		–	
Share of gross assets		**2,126**		1,328	
Share of gross liabilities		**(529)**		(165)	
	13(b)		**1,956**		1,163
Investments in associates					
Goodwill	14	**3,481**		1,834	
Share of net assets	13(c)	**622**		914	
			4,103		2,748
Total investments			**7,276**		64,419
Total fixed assets			**82,852**		117,816
Policyholders assets to cover linked liabilities	35(g)		–		472,413
Policyholder other investments	35(i)		–		234,133
Policyholder net current assets			–		11,603
Deferred acquisition costs	35(f)		–		16,134
Current assets					
Deferred tax	9(c)	**1,291**		–	
Debtors	17	**77,842**		63,977	
Cash at bank		**21,398**		65,036	
		100,531		129,013	
Current liabilities					
Creditors: amounts falling due within one year	18	**(87,549)**		(113,431)	
Net current assets			**12,982**		15,582
Total assets less current liabilities			**95,834**		867,681
Creditors: amounts falling due after more than one year	19	**(93,896)**		(7,270)	
Policyholder technical provisions for linked liabilities	35(k)	–		(471,626)	
Policyholder long-term business provision	35(k)	–		(234,188)	
Provisions for liabilities and charges	20	**(14,226)**		(14,439)	
			(108,122)		(727,523)
Net (liabilities)/assets			**(12,288)**		140,158
Capital and reserves					
Called up share capital	21		**8,515**		16,455
Share premium account	22		**1,711**		26,493
Capital redemption reserve	22		**50**		3,256
Merger reserve	22		**(433,829)**		–
Other reserves	22		**1,109**		670
Profit and loss account	22		**410,156**		93,284
Equity shareholders' (deficit)/funds			**(12,288)**		140,158

Approved by the Board of Directors on 9 March 2005 and signed on its behalf by: C H Sporborg M C Nower

Company Balance Sheet

at 31 December

	Note	2004 £000	2004 £000
Fixed assets			
Tangible fixed assets	15		**61**
Investment in subsidiaries	13(d)		**625,188**
Total fixed assets			**625,249**
Current assets			
Deferred tax asset		**22**	
Debtors	17	**135,024**	
Cash at bank and in hand		**11,079**	
		146,125	
Current liabilities			
Creditors: amounts falling due within one year	18	**(196,382)**	
Net current liabilities			**(50,257)**
Total assets less current liabilities			**574,992**
Creditors: amounts falling due after more than one year	19		**(75,000)**
Net assets			**499,992**
Capital and reserves			
Called up share capital	21		**8,515**
Share premium account	22		**1,711**
Capital redemption reserve	22		**50**
Merger reserve	22		**176,199**
Profit and loss account	22		**313,517**
Equity shareholders' funds			**499,992**

The company was incorporated on 29 October 2003 and is presenting its first set of annual financial statements covering the period from incorporation to 31 December 2004. As a result the company's own financial information does not include any comparative information.

Approved by the Board of Directors on 9 March 2005 and signed on its behalf by:

C H Sporborg M C Nower

Group Cash Flow Statement

for the year ended 31 December

	Note	2004 £000	2004 £000	2003 £000	2003 £000
Cash inflow from operating activities	27		**74,015**		85,226
Returns of investment and servicing of finance					
Interest received		**2,180**		807	
Interest paid		**(2,479)**		(181)	
Net cash (outflow)/inflow from returns of investments and servicing of finance			**(299)**		626
Taxation			**(22,020)**		(24,828)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(14,585)**		(13,783)	
Proceeds from sale of fixed assets & property investment		**22,730**		1,339	
Purchase of non-Life investments		**(11)**		(4,024)	
Net cash inflow/(outflow) for capital expenditure and financial investment			**8,134**		(16,468)
Acquisitions	30		**(48,479)**		(563)
Transferred out on demerger	35		**(1,043)**		–
Group restructuring			**(10,550)**		–
Equity dividends paid			**(23,528)**		(20,259)
Cash (outflow)/inflow before financing and net portfolio investment			**(23,770)**		23,734
Financing					
Issue of shares		**12,749**		2,027	
Proceeds from sale of own shares		**1,742**		–	
Return of capital		**(85,004)**		–	
Advance of term loans		**75,000**		1,100	
Repayment of term loans		**(15,600)**		–	
Cash transferred into Insurance cell	29	**–**		(1,200)	
Net cash (outflow)/inflow from financing			**(11,113)**		1,927
Net portfolio – Life Business shareholder investments	28		**(8,337)**		5,151
(Decrease)/increase in cash in the year	29		**(43,220)**		30,812

Notes to the Accounts

1. Accounting policies

The following principal accounting policies have been applied consistently, except for the presentation of ESOP shares referred to in note 2, throughout the year and preceding year in dealing with items which are considered material in relation to the group's financial statements.

(a) Basis of preparation

The consolidated accounts of the group have been prepared under the historical cost convention, modified by the revaluation of certain freehold properties and in accordance with applicable accounting standards. The group financial statements are prepared in accordance with Schedule 4 to the Companies Act 1985.

The group has adopted the Statement of Recommended Practice in Accounting for Insurance Business and has consolidated the Life Assurance business on the Modified Statutory Solvency Basis.

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings made up to 31 December 2004 (unless otherwise stated). The acquisition method of accounting had been adopted, unless otherwise stated. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Merger accounting has been adopted to reflect the Scheme of Arrangement under which the company issued shares to former shareholders of Countrywide Assured Group plc and became the only shareholders in that Company. Under this method Countrywide plc is treated as if it had always been the holding company for the group. The demerger of the Life Business of Countrywide Assured Group plc has been treated as a transaction with shareholders and is reflected as a movement in the reserves of the Company and group.

An associate is an undertaking in which the group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The group's share of the profits less losses of associate is included in the consolidated profit and loss account and its interest in their net assets, (other than goodwill), is included investments in the consolidated balance sheet.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its in their net assets, (other than goodwill), is included in investments in the consolidated balance sheet.

The financial statements of the group and the company have been prepared under the historical cost convention and in accordance with applicable accounting standards. After making reasonable enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason the financial statements have been prepared on a going concern basis.

(b) Turnover

Turnover, which arises mainly in the United Kingdom, comprises commission, fees receivable and Life Assurance premium income.

Commission earned on sales of residential and commercial property is accounted for on the exchange of contracts for such sales. Survey, valuation and conveyancing fees are accounted for on completion of the service being provided. Commission earned on sales of insurance policies and related products is accounted for when the policies go on risk.

Premiums are accounted for on a receivable basis or, in the case of unit-linked business, when the liability is recognised. Premiums are stated gross of commissions, taxes and premium levies. Re-insurance premiums are charged when they become payable.

1. Accounting policies *continued*

(c) Fixed assets

Fixed assets are stated at cost or valuation less accumulated depreciation.

(i) Tangible assets

Tangible assets are depreciated, on a straight line basis, to their estimated residual value as follows:

Freehold buildings	– 50 years;
Leasehold properties and improvements	– over the period of the lease;
Office furniture and equipment	– three to five years;
Motor vehicles	– four to five years.

(ii) Finance leases and hire purchase contracts

Where assets are financed by leasing or hire purchase arrangements that give rights approximating to ownership finance leases the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as a lease obligation. Such assets are depreciated on the same basis and over the same estimated lives as other comparable assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged against profit as incurred.

(iii) Vacant leasehold properties

Provision is made for the best estimate of the present value of unavoidable lease payments on vacant leasehold properties, net of any income receivable.

(d) Pensions

The expected cost of pensions in respect of the group's defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes. In accordance with Statement of Standard Accounting Practice No.24 (Accounting for pension costs) variations from the regular cost are spread over the expected remaining service lives of current employees in the schemes. The pension cost is assessed in accordance with the advice of qualified actuaries. In respect of defined contribution schemes, contributions are charged to the profit and loss account in the year in which they became payable.

(e) Long term business liabilities

For certain classes of business where policyholders participate in surpluses, the net premium calculation method has been used to calculate the Long Term Business Provision. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of the future net premiums from the present value of future benefits (including attaching bonuses). This method makes implicit allowance for both future expenses of maintaining the policy and sharing in future profits.

(f) Investments

All investments, including those classified as assets held to cover linked liabilities, but excluding investments in subsidiaries and associates, are stated at their current value. Listed investments are valued on the basis of the market convention where they are primarily traded, which is either last traded or middle market price. Investments in subsidiaries are carried at cost less any impairment.

1. Accounting policies *continued*

(f) Investments *continued*

Investment properties are valued on an open market basis. Changes in market value are taken to the revaluation reserve unless a deficit (or its reversal) occurs on an individual property, whereby it is charged (or credited) to the profit and loss account. Valuations are undertaken by professional valuers at intervals of not more than three years. In the intervening years values are reviewed by the directors and adjustments made to the financial statements as appropriate. This treatment may be a departure from the requirements of the Companies Act 1985, concerning the depreciation of fixed assets. However, the directors consider this accounting policy is necessary for the financial statements to show a true and fair view, as the application of depreciation would be inappropriate.

Shares in the company held by the Countrywide Assured Group Employee Benefit Trust are shown at cost. They are included as a negative balance on the profit and loss account within shareholders funds. The cost of acquiring the shares is charged to the profit and loss account over the period in which the benefit vests.

(g) Operating leases

Leasing payments in respect of operating leases are charged against profit as incurred, other than relating to vacant leasehold properties as described in paragraph (c) (iii) above.

(h) Goodwill

Prior to 1 January 1998, when FRS 10: Goodwill and Intangible Assets was adopted, purchased goodwill arising on the consolidation of acquisitions (representing the excess of the fair value of the consideration and associated costs given over the fair value of the separable net assets acquired) was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life of no more than 20 years. Any impairment charge is included within operating profits.

On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit and loss on disposal or termination is calculated after charging (crediting) the unamortised amount of any related goodwill (negative goodwill).

(i) Tax

The charge for tax is based on the profit and loss account for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax assets and liabilities are recognised in accordance with FRS 19: Deferred Taxation. The group has chosen not to discount the deferred tax asset or liability, to reflect the time value of money, as permitted by FRS 19. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except where FRS 19 requires different treatment. Deferred tax assets arising from unrelieved tax losses are only recognised to the extent that they will be relieved in the foreseeable future.

1. Accounting policies *continued*

(j) Capitalisation of internal software development costs
Internal costs that are incurred during the development of significant and separately identifiable computer software for use in the business are capitalised where the software is integral to the generation of future economic benefits. Internal costs that are capitalised are limited to incremental costs specific to the project. The software is depreciated once it is ready for use in the business.

(k) Distribution agreement with Friends Provident Life and Pensions Limited (FPLAP)
The initial payment of £25 million received in 2002 under the distribution agreement with FPLAP (as consideration for the Financial Services Division to sell only FPLAP products) has been deferred and will be recognised over the 15 year life of the agreement, except to the extent that costs have been incurred in reaching that agreement, or as a direct result of entering into that agreement. Income has been recognised immediately to offset the impact of such costs and is reflected in note 35 (e).

2. Prior year adjustment

In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and UITF Abstract 38 "Accounting for ESOP Trusts", the group's investment in its own shares via its Employee Share Ownership Plan Trust has been reclassified to shareholders' funds. This change of accounting policy has been reflected as a prior year adjustment (PYA). There is no impact on the profit and loss account (2003:nil). The impact on shareholders' funds is a reduction of £839,000 (2003: £2,581,000).

3. Operating profit

		Continuing operations			
			Acquisitions	**2004**	2003
	Note	**£000**	**£000**	**£000**	£000
Turnover		**445,776**	**28,748**	**474,524**	454,979
Staff costs	4	**(250,689)**	**(19,495)**	**(270,184)**	(240,306)
Other operating costs	6	**(146,790)**	**(16,939)**	**(163,729)**	(141,922)
Profit/(loss) before interest and other income		**48,297**	**(7,686)**	**40,611**	72,751
Other operating income	7	**9,393**	**82**	**9,475**	7,639
Operating profit/(loss): Estate agency and property services group		**57,690**	**(7,604)**	**50,086**	80,390
Operating profit: Life Business – discontinued	35(a)			**2,377**	(1,603)
Group operating profit				**52,463**	78,787

4. Staff costs – estate agency and property services

	2004 £000	2003 £000
Salaries	**238,022**	213,173
Social security	**26,174**	22,596
Pension costs	**5,988**	4,537
	270,184	240,306

Directors' remuneration is disclosed in the Directors' Remuneration Report.

5. Employees

The average number of persons employed by the group during the year was:

	2004 Number	2003 Number
Estate agency	**6,072**	5,408
Financial services	**1,377**	1,288
Surveying & valuation	**1,428**	1,233
Conveyancing	**544**	502
Head office	**71**	66
Total staff – continuing operations	**9,492**	8,497
Life Business – discontinued business	**108**	300
	9,600	8,797

The costs of staff included within the Life Business above were accounted for within the technical account for long-term business – see note 35.

6. Other operating costs – estate agency and property services

	2004 £000	2003 £000
Group other operating costs include the following:		
Depreciation of tangible assets	**9,781**	8,383
Amortisation and impairment of goodwill in subsidiary companies	**1,249**	2,097
Auditors' remuneration – group	**332**	343
Auditors' remuneration – services relating to the demerger:		
– audit related services	**219**	–
– tax services	**351**	–
– other reporting and regulatory services	**1,392**	–
Auditors' remuneration – other tax services	**12**	18
Operating lease rentals – land & buildings	**24,733**	19,556
Operating lease rentals – other	**16,256**	15,025

In addition to the Auditors' remuneration that has been charged to the profit and loss account, a further £500,000 was paid for debt advisory fees. These fees have been capitalised and are being amortised to the profit and loss account over the period of the loan facility.

Company
Included in the £332,000 audit fee above is £21,000 in respect of the audit of the company for the period since incorporation.

7. Other operating income

	2004 £000	2003 £000
Rent receivable	**1,554**	2,027
Other operating income	**7,921**	5,612
	9,475	7,639

8. Net interest (payable)/receivable and other similar charges

	2004 £000	2003 £000
Interest received on cash and other funds	**2,219**	916
Interest paid on bank and other borrowings	**(2,655)**	(156)
	(436)	760

9. Taxation

(a) Taxation on profit on ordinary activities

	Technical Account		Non-technical Account	
	2004	2003	**2004**	2003
Corporation tax at 30% (2003: 30%)	**£000**	£000	**£000**	£000
– Current tax for the year	**2,392**	36	**12,452**	25,497
– Adjustment in respect of prior years current tax	**(91)**	125	**(207)**	109
– Share of prior year associated company consortium relief	**–**	–	**224**	–
– Deferred tax charge relating to prior years	**–**	4,200	**–**	–
– Deferred tax (released)/charged in the year	**(1,404)**	(5,143)	**1,177**	342
	897	(782)	**13,646**	25,948
			897	(782)
			14,543	25,166

(b) Reconciliation of actual tax charge to UK corporate tax rate

	Technical Account		Non-technical Account	
	2004	2003	**2004**	2003
	£000	£000	**£000**	£000
Profit on ordinary activities before tax	**2,967**	(11,784)	**39,684**	86,006
Tax at UK rate of 30% (2003:30%) on profit on ordinary activities	**890**	(3,535)	**11,905**	25,802
Effects of:				
Tax relief share options exercised	**–**	–	**(2,279)**	(457)
Share of tax losses from associated companies and joint ventures not surrendered by consortium relief	**–**	–	**(94)**	48
Capital allowances in excess of depreciation	**–**	–	**(264)**	(196)
Permanent depreciation and amortisation of goodwill	**–**	–	**62**	1,291
Loss on disposal/write down of investment property	**–**	–	**565**	825
Group restructuring costs disallowed tax	**–**	–	**2,268**	–
Other permanent differences	**–**	–	**(376)**	861
Utilisation of unprovided capital losses	**–**	–	**(487)**	(618)
UK tax bases of insurance profits	**1,502**	3,571	**–**	–
Adjustment in respect of losses arising from Friends Provident reinsurance treaty	**–**	–	**336**	(2,927)
Overseas trading losses not relieved	**–**	–	**816**	868
Reported current tax charge	**2,392**	36	**12,452**	25,497

9. Taxation *continued*

(c) Deferred taxation

The components of the net deferred tax (assets)/liability are as follows:

The balances have not been discounted.

	Technical Account		Non-technical Account	
	2004	2003	**2004**	2003
	£000	£000	**£000**	£000
(Asset recognised)/liability provided				
Capital allowances	**–**	–	**(1,165)**	(1,466)
Short term timing differences	**–**	–	**(126)**	453
Deferred acquisition costs	**–**	4,840	**–**	–
Actuarial reserves	**–**	(88)	**–**	–
Other	**–**	–	**–**	–
	–	4,752	**(1,291)**	(1,013)
			–	4,752
			(1,291)	3,739

A potential tax asset of £32,221,000 (31 December 2003: £31,173,000) relating to realised losses has not been recognised (in line with FRS 19's recognition of deferred tax assets only to the extent that they will be relieved in the foreseeable future).

(d) Reconciliation in movements in deferred tax

	2004	2003
	£000	£000
Deferred tax liability at beginning of year	**3,739**	4,340
Transferred on demerger	**(3,285)**	–
Deferred tax charged in profit and loss account for the year	**(227)**	(4,801)
Deferred tax charge in the profit and loss account relating to prior years	**–**	4,200
Deferred tax charge in the profit and loss account relating to acquisitions	**(1,518)**	–
Deferred tax (asset)/liability at end of year	**(1,291)**	3,739

(e) Factors that may affect future tax charges

The group anticipates that the effective tax rate will not alter materially in future years.

10. Company profit for the financial period after tax

The company has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. The profit for the period includes a profit before dividends payable of £23,054,000.

11. Dividends

	2004 £000	2003 £000
Under provision for 2003 final dividend	**449**	–
Interim dividend paid 4.50p per share (2003:4.30p)	**7,562**	6,961
Final dividend proposed 4.50p per share (2003: 9.50p)	**7,625**	15,517
Total dividend 9.00p per share (2003: 13.80p)	**15,636**	22,478

The comparative pence per share have been adjusted to reflect the share consolidation.

The underprovision of the 2003 final dividend arose due to the large number of share options exercised in the period between the approval of the financial statements and the ex-dividend date.

SG Hambros Trust Company (Jersey) Limited, the Trustee of the Countrywide Assured Group Employee Benefit Trust has agreed to partially waive its right to a dividend and instead received a dividend of 0.000001p per share.

12. Earnings per share

The earnings per share based upon the profit for the year after tax of £28,108,000 (2003: £49,056,000) is calculated using the weighted average number of 166,911,198 ordinary shares of 5p each in issue during the year (2003: restated 170,302,514). Shares held by the Employee Benefit Trust are excluded from the calculation. The comparative figures have been restated to reflect the share consolidation.

Diluted earnings per share

The diluted weighted average number of shares was 167,823,042 (2003: restated 171,015,370), the difference, compared to the basic earnings per share calculation representing the equivalent number of shares that would be issued for no consideration if all outstanding dilutive share options were exercised.

Adjusted earnings per share

The adjusted earnings per share has been presented to show the underlying earnings of the group excluding the Life Business that was demerged, the costs of the demerger process and one-off items arising from acquisitions.

	2004 £000	2003 £000
Basic earnings	**28,108**	49,056
Life Business (profit)/loss after tax	**(1,422)**	1,181
Group restructuring costs after tax	**8,864**	–
Losses after tax arising in acquired businesses	**5,323**	–
Adjusted earnings	**40,873**	50,237

13. Investment in group undertakings

The Company owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings, all of which are incorporated in Great Britain and whose operations are conducted in the United Kingdom, except as noted below.

(a) Principal subsidiary undertakings of the group
Balanus Limited (formerly Countrywide Assured Group plc) – directly held

Estate Agency
Countrywide Estate Agents (Incorporated with Unlimited Liability) trading as: Abbotts, Austin & Wyatt, Bairstow Eves, Beresford Adams, Bridgfords, Carson and Company, Constables, Countrywide North, Daniel Henry, Dixons, Faron Sutaria, Freeman Forman, Fulfords, H2O Homes Overseas Countrywide, Hetheringtons, John D Wood & Co, King & Chasemore, Mann & Co., Miller, Palmer Snell, Chappell and Mathews, PKL, R A Bennett, Spencers, Taylors, Watson Bull & Porter, Entwistle Green, Frank Innes, Gascoinge Pees, Morris Dibben, Slater Hogg Howison, Stratten Creber, Sykes Waterhouse, Countrywide Residential Lettings, Countrywide Property Management, Countrywide Property Auctions, CAG Overseas Investments Limited, and Countrywide Franchising Limited.

Financial Services
Countrywide Estate Agents F S Limited
Countrywide Principal Services Limited
Countrywide Mortgage Services plc
Countrywide Mortgage Advisors Limited
Countrywide Leasing Limited

Surveying and Valuation
Countrywide Surveyors Limited, Harvey Donaldson Gibson Limited
Securemove Property Services Limited – directly held

Conveyancing
Countrywide Property Lawyers Limited,
Remortgage Conveyancing Matters Limited

A full list of the group companies will be included in the company's Annual Return.

13. Investment in group undertakings *continued*

(b) Joint Venture

rightmove.co.uk Limited (30% holding of ordinary share capital)

The 30% stake in rightmove.co.uk Limited is being treated as a joint venture because decisions on financial and operating policy essential to the activities and financial position of the venture require each joint venturer's consent. During the year, the stake was increased from 29% to 30%.

For the year to 31 December 2004, the following share of rightmove.co.uk results and assets have been incorporated within the group accounts.

	2004 £000	2003 £000
Turnover	**2,681**	1,433
Profit before tax	**600**	160
Net assets	**1,597**	1,163

(c) Associated companies

Netsquared Limited (30% holding of ordinary share capital)

For the year to 31 December 2004, the following share of Netsquared Limited's results and assets have been incorporated within the group accounts.

	2004 £000	2003 £000
Turnover	**201**	210
Loss before tax	**(62)**	(98)
Net assets	**116**	118

Included in the loss before tax there is £60,000 (2003: £60,000) goodwill amortised for Netsquared Limited.

TMG Holdings (46.77 % holding of ordinary share capital)

For the year to 31 December 2004, the following share of TMG Holdings' results and assets have been incorporated within the group accounts.

	2004 £000	2003 £000
Turnover	**9,038**	6,170
Profit/(loss) before tax	**1,419**	(2,637)
Net assets	**506**	796

Included in the profit/(loss) before tax there is £196,000 (2003: £456,000) of goodwill amortised for TMG Holdings and a write back of the goodwill impairment charge made in 2003 of £1,900,000.

13. Investment in group undertakings *continued*

(d) Investment in group undertakings

	£000
Company	
Cost or valuation	
At 29 October 2003	–
Investment in Countrywide Assured Group plc	667,210
Transfer of investment in Countrywide Assured plc	40,500
Demerger of Life Business	(91,752)
Other additions	9,230
At 31 December 2004	**625,188**

14. Goodwill

	Goodwill in subsidiaries £000	Goodwill in associates £000	Goodwill in joint venture £000	Total goodwill £000
Group				
Cost				
At 1 January 2004	21,801	7,398	–	29,199
Additions	19,352	–	362	19,714
Disposals	(467)	–	–	(467)
At 31 December 2004	**40,686**	**7,398**	**362**	**48,446**
Provisions for amortisation and impairment				
At 1 January 2004	5,056	5,564	–	10,620
Amortisation charges in year	1,249	253	3	1,505
Disposals	(467)	–	–	(467)
Write back of impairment charge	–	(1,900)	–	(1,900)
At 31 December 2004	**5,838**	**3,917**	**3**	**9,758**
Net book value				
As at 31 December 2004	**34,848**	**3,481**	**359**	**38,688**
As at 31 December 2003	16,745	1,834	–	18,579

Goodwill arising is being amortised over 10 to 20 years. An impairment review is undertaken in the first full year after acquisition as required by FRS 11, which may result in a subsequent write off of goodwill and a change in the period of amortisation in respect of some acquired businesses.

The impairment review is conducted by reference to the forecast cash flows of the business for the first five years post-acquisition. Cash flows are normally discounted at 15%. Cumulative goodwill written off to reserves prior to the adoption of FRS 10: Goodwill, since the merger of Bairstow Eves plc and Mann & Co. plc is £47,454,000 (2003: £47,821,000, restated by £4,513,000).

15. Tangible fixed assets

Group	Land & Buildings Freehold £000	Short Leasehold £000	Motor Vehicles £000	Furniture and Equipment £000	Total £000
Cost or valuation					
At 1 January 2004	9,050	13,168	3,602	56,545	82,365
Acquired on acquisition	1,447	1,155	1,045	3,591	7,238
Additions	485	1,329	28	12,850	14,692
Disposals	(200)	(819)	(1,047)	(8,053)	(10,119)
Transferred out on demerger	–	(84)	(84)	(7,190)	(7,358)
At 31 December 2004	**10,782**	**14,749**	**3,544**	**57,743**	**86,818**
Depreciation					
At 1 January 2004	1,031	9,004	2,344	33,334	45,713
Charge for the year	113	1,164	815	7,864	9,956
Disposals	(39)	(787)	(846)	(1,385)	(3,057)
Transferred out on demerger	–	(119)	(69)	(6,334)	(6,522)
At 31 December 2004	**1,105**	**9,262**	**2,244**	**33,479**	**46,090**
Net book value					
At 31 December 2004	**9,677**	**5,487**	**1,300**	**24,264**	**40,728**
At 31 December 2003	8,019	4,164	1,258	23,211	36,652

Company	Furniture and Equipment £000
Cost	
Additions	36
Transfers	56
Disposals	(10)
At 31 December 2004	**82**
Depreciation	
Charge for the period	27
Disposals	(6)
At 31 December 2004	**21**
Net book value	
At 31 December 2004	**61**

16. Fixed asset investments

	UK Listed Securities £000	UK Gov't Securities £000	Certificates of Deposit £000	Property & Other Investments £000	Total restated £000
Group					
At 1 January 2004	5,168	7,559	22,166	25,615	60,508
Additions	36	1,228	44,193	382	45,839
Disposals	(1,070)	(550)	(35,500)	(24,245)	(61,365)
Transferred out on demerger	(4,061)	(8,061)	(30,820)	(532)	(43,474)
Unrealised losses	(73)	(176)	(39)	(3)	(291)
At 31 December 2004	–	–	–	**1,217**	**1,217**

The investments in UK Government Securities and Certificate of Deposits are held at market value.

17. Debtors

	2004 £000	2003 £000
Group		
Trade debtors	**45,215**	35,553
Other debtors	**12,673**	16,994
Taxation recoverable	**2**	2
Prepayments	**19,952**	11,428
	77,842	63,977

Included within other debtors are amounts totalling £2,294,000 (2003: £nil) which are due after one year.

	2004 £000
Company	
Amounts owed by subsidiary undertakings	**131,342**
Taxation recoverable – group relief	**875**
Other debtors	**1,042**
Prepayments	**1,123**
Vat recoverable	**642**
	135,024

18. Creditors: amounts falling due within one year

	2004 £000	2003 £000
Group		
Bank overdrafts unsecured	**2,297**	2,715
Term loan secured	**–**	15,600
Trade creditors	**11,941**	10,800
Taxation and social security	**19,181**	19,536
Accruals and other creditors	**40,499**	34,435
Corporation tax	**4,383**	14,275
Dividends payable	**7,625**	15,517
Deferred income	**1,623**	553
	87,549	113,431
Company		
Trade creditors	**1,134**	
Amounts owed to subsidiary undertakings	**182,542**	
Taxation and social security	**464**	
Accruals and other creditors	**4,617**	
Dividends payable	**7,625**	
	196,382	

19. Creditors: amounts falling due after more than one year

	2004 £000	2003 £000
Group		
Term loan	**75,000**	–
Other creditors	**3**	–
Deferred income	**18,893**	7,270
	93,896	7,270
Company		
Term loan	**75,000**	–

The term loan represents amounts drawn down against a £100 million unsecured LIBOR facility.

20. Provisions for liabilities and charges

	Deferred tax £000	Property rents £000	Property repairs £000	Clawback £000	Other £000	Total £000
Group						
At 1 January 2004	3,739	2,065	2,760	4,251	1,624	14,439
Utilised	(227)	(504)	(307)	(9,921)	(1,185)	(12,144)
Profit and loss account	–	2,629	202	11,546	759	15,136
Discounting	–	(16)	–	–	–	(16)
Fair value adjustments on acquisitions	(1,518)	–	1,100	–	–	(418)
Transferred out on demerger	(3,285)	(413)	–	–	(364)	(4,062)
At 31 December 2004	**(1,291)**	**3,761**	**3,755**	**5,876**	**834**	**12,935**

Shown as:	
Deferred tax asset	(1,291)
Provisions for liabilities and charges	14,226
At 31 December 2004	**12,935**

The provision for property rents represents the estimated unavoidable costs of leasehold properties which have become surplus to the group's requirements following the closure or relocation of operations. The provision is based on the present value of rentals and other unavoidable costs payable during the remaining lease period after taking into account rents receivable or expected to be receivable from sub-lessees, typically over a five year period.

Clawback represents the provision required for repayment to meet the estimated cost of repaying indemnity commission income received on life assurance policies that may lapse in the two years following issue.

The provision for property repairs represents estimates of the cost to repair existing dilapidations under leasehold covenants, in accordance with FRS 12: Provisions, contingent liabilities and contingent assets, typically over five years.

Provisions are released when properties are assigned or sub-let.

21. Called up share capital

	Number	£000
Authorised share capital		
Ordinary shares of 5p each	251,000,000	12,550
At 31 December 2004	**251,000,000**	**12,550**
Allotted and fully paid ordinary shares of 5p each		
21 May 2004	169,128,340	8,456
Exercise of share options	1,159,175	59
At 31 December 2004	**170,287,515**	**8,515**

The details of the share transactions between the date of incorporation and 21 May 2004 are given in the Directors' Report pages 36 to 37.

22. Reconciliation of movements in shareholders' (deficit)/funds

	Share Capital £000	Share Premium £000	Capital Redemption Reserve £000	Other Reserves £000	Merger Reserve £000	Profit & Loss Account £000	**2004 Total Share-holders' Funds £000**	2003 Total Share-holders' Funds £000
Group								
At 1 January as reported	16,455	26,493	3,256	670	–	95,865	**142,739**	114,154
PYA – Employee Trust shares (Note 2 page 62)	–	–	–	–	–	(2,581)	**(2,581)**	(2,632)
At 1 January – as restated	16,455	26,493	3,256	670	–	93,284	**140,158**	111,522
Exercise of share options	458	10,521	–	–	–	–	**10,979**	–
Capital and reserves prior to restructuring	16,913	37,014	3,256	670	–	93,284	**151,137**	111,522
Issue of preference shares	50	–	–	–	–	–	**50**	–
Issue of share capital under a scheme of arrangement	388,995	(37,014)	(3,256)	–	(433,729)	–	**(85,004)**	–
Reduction of capital	(397,452)	–	–	–	–	397,452	**–**	–
Redemption of preference shares	(50)	–	50	–	–	(50)	**(50)**	–
Demerger of Chesnara	—	–	–	466	–	(94,961)	**(94,495)**	–
Share issue costs	–	–	–	–	(100)	–	**(100)**	–
Retained profit for the year	–	–	–	–	–	12,472	**12,472**	26,578
Exercise of share options	59	1,711	–	–	–	–	**1,770**	2,006
Gain on foreign exchange	–	–	–	–	–	217	**217**	–
Goodwill adjustment	–	–	–	(27)	–	–	**(27)**	–
Movement in own shares	–	–	–	–	–	1,742	**1,742**	52
At 31 December	8,515	1,711	50	1,109	(433,829)	410,156	**(12,288)**	140,158

The shares in the Company are held by the Countrywide Assured Group Employee Benefit Trust. At 31 December 2004 the Trust held 844,840 ordinary shares of 5p each in the Company (2003: 2,413,559 ordinary shares of Countrywide Assured Group plc). The cost of acquiring the shares for the Executive Deferred Incentive Scheme is charged to the profit and loss accounts of the group companies which employ the participants over the five year period in which the shares are held by the Trust. The market value at 31 December 2004 was £2,745,731 (2003: £3,388,771).

	Share Capital £000	Share Premium £000	Capital Redemption Reserve £000	Merger Reserve £000	Profit & Loss Account £000	**2004 Total Share-holders' Funds £000**
Company						
Opening balance at 29 October 2003	–	–	–	–	–	–
Issue of preference shares	50	–	–	–	–	**50**
Issue of share capital under a scheme of arrangement	405,908	–	–	176,299	–	**582,207**
Reduction of capital	(397,452)	–	–	–	397,452	–
Redemption of preference shares	(50)	–	50	–	(50)	**(50)**
Demerger of Chesnara	–	–	–	–	(91,752)	**(91,752)**
Share issue costs	–	–	–	(100)	–	**(100)**
Exercise of share options	59	1,711	–	–	–	**1,770**
Retained profit for the period	–	–	–	–	7,867	**7,867**
At 31 December	8,515	1,711	50	176,199	313,517	**499,992**

23. Share option schemes

On 18 May 2004 the number of outstanding share options to subscribe for Countrywide Assured Group plc ordinary shares was 15,670,157, including 1,758,771 for shares held by the Trustee of the Employee Benefit Trust. On that day, 4,654,705 options were exercised and 3,395,771 options lapsed. The balance of 7,583,154 were exchanged for 3,094,603 options to subscribe for ordinary shares in Countrywide plc, including 730,097 for shares held by the Trustee of the Employee Benefit Trust.

(i) Executive Share Option Scheme (1995)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2004 under the Share Option Scheme (1995) were:

No. of Shares		Subscription Price	Exercisable up to
(a)	2,500	145p	April 2007
(b)	10,850	121p	September 2007
(c)	58,375	200p	May 2009
(d)	5,000	198p	May 2012

(ii) Executive Share Option Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2004 under the Executive Share Option Scheme (1996) were:

No. of Shares		Subscription Price	Exercisable up to
(a)	122,500	158p	March 2006
(b)	48,750	200p	May 2009
(c)	113,500	109p	April 2011
(d)	720,000	198p	April 2012

At the Annual General Meeting of Countrywide Assured Group plc held on 5 May 1999 the option period of the Executive Share Option Scheme (1996) was extended from seven to ten years.

Options issued under the Executive Share Option Schemes (1995) and (1996) may be exercised between three and ten years after the date of grant only if performance criteria are satisfied. The Replacement Options under (d) of the above schemes granted on 15 April 2002 are subject to the performance target originally set by the Remuneration Committee of Countrywide Assured Group plc.

This requires that the average earnings per share of the group for the three years prior to the date on which exercise takes place (the 'Performance Period') has improved compared to the three year period ending one year earlier than Performance Period. For these purposes, a three year Performance Period will run to the group's reporting date of 31 December or 30 June, whichever is closest to the exercise date. If the group is loss making at the time of exercise, exercise will still be permitted, but only if the average loss per share in the Performance Period is less than the average loss per share in the previous three year period. The performance target will be adjusted by the Remuneration Committee of Countrywide plc to take account of the Proposals.

The Replacement Options under a) to c) will not be subject to any further performance target where targets for these existing options were already met before the demerger.

(iii) SAYE Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2004 under the SAYE Scheme (1996) were:

No. of Shares	New Subscription Price	Exercisable up to
97,075	44.8p	May 2006
707,647	122.4p	May 2008

23. Share option schemes *continued*

(iv) Executive Deferred Incentive Scheme (1996)

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2004 under the Executive Deferred Incentive Scheme (1996) were:

No. of Shares	New Option Price	Exercisable up to
5,651[a]	0p	May 2006
537,500	198p	April 2009

[a] Further rights will be added to each individual's entitlement as such time as each individual exercises options granted to him on 18 March 1999 under Countrywide Assured Group plc's Executive Share Options Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's ordinary shares of 5p each at the date of exercise. These rights are exercisable from 12 May 2004 to 12 May 2006.

(v) Executive Share Bonus Scheme

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2004 under the Executive Share Bonus Scheme were:

No. of Shares	New Option Price	Exercisable up to
921	176p	April 2005
21,242	203p	March 2007

The SAYE Schemes have been in place for a number of years and the Company has therefore taken advantage of the exemption offered by UITF 17 (revised) Employee Share Schemes.

24. Capital expenditure commitments

	2004	2003
	£000	£000
Capital expenditure commitments not provided for in the accounts		
Group		
Authorised and contracted	**1,090**	5,146

25. Operating lease commitments

At year end the group had the following annual commitments under non-cancellable operating leases:

	2004 £000	2003 £000
Group		
Land and buildings with commitments expiring:		
within one year	**3,301**	2,601
between two and five years inclusive	**8,386**	6,010
after five years	**12,810**	9,467
Other operating leases with commitments expiring:		
within one year	**5,396**	4,066
between two and five years inclusive	**8,891**	10,930
	38,784	33,074

	2004 £000
Company	
Other operating leases with commitments expiring:	**–**
within one year	**11**
between two and five years inclusive	**21**
	32

26. Client monies

At 31 December 2004, client monies held by subsidiaries in approved bank and building society accounts amounted to £65,273,000 (2003: £55,445,000). Neither this amount nor the matching liability to the clients concerned are included in the group balance sheet.

27. Reconciliation of operating profit to net cash flow from operating activities

	Continuing operations £000	Discontinued business £000	2004 £000
Group operating profit	**50,086**	**2,377**	**52,463**
Depreciation and amortisation	**11,031**	**174**	**11,205**
Result on long-term technical account	**–**	**(2,967)**	**(2,967)**
Profit on sale of tangible fixed assets	**(422)**	**(5)**	**(427)**
Unrealised loss on investments	**–**	**288**	**288**
Decrease in debtors	**12,455**	**6,631**	**19,086**
Decrease in creditors	**(8,648)**	**(148)**	**(8,796)**
Increase/(decrease) in provisions	**3,534**	**(371)**	**3,163**
Net cash inflow from operating activities	**68,036**	**5,979**	**74,015**

	Continuing operations £000	Discontinued business £000	2003 £000
Group operating profit/(loss)	80,390	(1,603)	78,787
Depreciation and amortisation	9,913	557	10,470
Result on long-term technical account	–	11,784	11,784
Transfer to the long-term technical account	–	(3,500)	(3,500)
Loss/(profit) on disposal of investments	8	(30)	(22)
Profit on sale of tangible fixed assets	(650)	(25)	(675)
(Increase)/decrease in debtors	(7,043)	2,217	(4,826)
Decrease/(increase) in creditors	8,175	(17,652)	(9,477)
Increase in provisions	1,959	726	2,685
Net cash inflow/(outflow) from operating activities	92,752	(7,526)	85,226

The group cash flow statement only includes cash flows of the Life Business to the extent that cash been transferred and is available to meet obligations of the company or the group as a whole.

28. Analysis of net funds and portfolio investment

	Note	1 January 2004 £000	Net cash flow £000	Acquired on acquisition £000	Changes in market value £000	Transferred out on demerger £000	**31 December 2004 £000**
Estate agency and property services group:							
Cash at bank		61,256	(39,990)	132	–	–	**21,398**
Overdrafts		(2,715)	418	–	–	–	**(2,297)**
		58,541	(39,572)	132	–	–	**19,101**
Term loans		(15,600)	(59,400)	–	–	–	**(75,000)**
Estate agency and property services group net funds/(debt)		42,941	(98,972)	132	–	–	**(55,899)**
Life Business:							
Cash at bank		3,780	(2,737)	–	–	(1,043)	–
Overdrafts		–	–	–	–	–	–
Life Business net funds		3,780	(2,737)	–	–	(1,043)	–
Total group:							
Cash at bank		65,036	(42,727)	132	–	(1,043)	**21,398**
Overdrafts		(2,715)	418	–	–	–	**(2,297)**
	29	62,321	(42,309)	132	–	(1,043)	**19,101**
Term loans	29	(15,600)	(59,400)	–	–	–	**(75,000)**
Total funds/(debt)		46,721	(101,709)	132	–	(1,043)	**(55,899)**
Insurance Cell	29	1,200	–	–	–	–	**1,200**
Life Business portfolio investments:							
UK Listed securities		5,168	(1,034)	–	(73)	(4,061)	–
UK Government securities		7,559	678	–	(176)	(8,061)	–
Certificates of deposit		22,166	8,693	–	(39)	(30,820)	–
Other		532	–	–	–	(532)	–
Total portfolio investments	29	35,425	8,337	–	(288)	(43,474)	–
Total funds/(debt) and portfolio investments	29	83,346	(93,372)	132	(288)	(44,517)	**(54,699)**

29. Reconciliation of net cash flow to movement in net debt and portfolio investment

	2004 £000	2003 £000
(Decrease)/increase in cash for the year	**(43,220)**	30,812
Net cash (inflow) from increase in term loans	**(59,400)**	(1,100)
Cash (inflow)/outflow from increase in insurance cell	**–**	1,200
Cash (inflow)/outflow from increase/(decrease) in portfolio investments	**8,337**	(5,151)
Change in net debt and portfolio investments resulting from cash flows	**(94,283)**	25,761
Transferred out on demerger	**(43,474)**	–
Changes in market value	**(288)**	(30)
Net debt and portfolio investment at 1 January	**83,346**	57,615
Net debt and portfolio investment at 31 December	**(54,699)**	83,346

30. Acquisition and disposal of subsidiaries, associated undertakings and joint ventures

Assets and liabilities are stated at fair value

	2004 Acquisitions £000	2003 Acquisitions £000
Fixed assets	**7,238**	–
Investments	**–**	–
Interest in joint venture/associated undertakings	**55**	563
Debtors	**27,620**	–
Cash at bank and in hand	**132**	–
Creditors due within one year	***(6,566)***	–
Provisions	**(1,100)**	–
Deferred tax	**1,518**	–
Net assets	**28,897**	563
Goodwill	**19,714**	–
Total consideration	**48,611**	563
Effects on group cash flow:		
Cash consideration	**48,611**	563
Cash balances on acquisition	**(132)**	–
Net cash outflow	**48,479**	563

During the year the group disposed of a six branch network in Northern Ireland trading as Daniel Henry. This has resulted in an adjustment to other reserves of £27,000 due to previously charged negative goodwill. The proceeds on disposal were £205,000.

31. Acquisitions

All acquisitions are accounted for using the acquisitions method of accounting. Adjustments have been made to bring the assets into line with group accounting policies being;

(i) bringing depreciation rates in to line with group policies,

(ii) adjusting for bad debts in line with group policies

(iii) introducing accruals accounting for commission and purchase ledger invoices,

(iv) implementing FRS12: Provisions, Contingent Liabilities and Assets in relation to dilapidation provisions on leased properties.

Goodwill is being amortised over 20 years.

Estate Agency Division

On 11 August 2004, the group acquired the net assets and trade of Freeman Forman, a 14 branch network of estate agents based in Kent and East Sussex.

Book value at acquisition is equivalent to the fair value of the assets and liabilities acquired.

	£000
Tangible fixed assets	264
Current assets	306
Cash at bank and in hand	104
Current liabilities	(409)
Net assets acquired	265
Consideration paid	1,655
Goodwill arising	1,390

31. Acquisitions *continued*

On 15 October 2004 the group acquired the net assets and trade of Bradford & Bingley Estate Agents including the lettings and retail financial services operations.

	Book value £000	Fair value adjustment £000	Total £000
Tangible fixed assets	5,840	(485)	5,355
Current assets	19,443	(686)	18,757
Cash at bank and in hand	28	–	28
Current liabilities	(2,284)	(1,998)	(4,282)
Provisions	–	(998)	(998)
Deferred tax	–	1,362	1,362
Net assets acquired	23,027	(2,805)	20,222
Consideration paid			28,693
Goodwill arising			8,471

In the period prior to acquisition the estimated pro forma loss before taxation of the business was £2,300,000. No results have been provided for the nine months trading prior to acquisition in 2004.

Surveying and Valuation Division

On 15 October 2004 Countrywide plc acquired the entire issued ordinary share capital of Securemove Property Services Limited.

	Book value £000	Fair value adjustment £000	Total £000
Tangible fixed assets	1,839	(274)	1,565
Current assets	8,804	(247)	8,557
Current liabilities	(1,875)	–	(1,875)
Provisions	–	(102)	(102)
Deferred tax	–	156	156
Net assets acquired	8,768	(467)	8,301
Consideration paid			17,143
Goodwill arising			8,842

31. Acquisitions *continued*

In the period prior to acquisition the results of the business were:

	9 months prior to acquisition **2004** **£000**	9 months since incorporation 2003 £000
Profit after taxation	**2,448**	2,367

On 2 July 2004 Countrywide Surveyors Limited acquired the net assets and trade of Harvey Donaldson Gibson, a partnership of surveyors based in Scotland.

Book value at acquisition is equivalent to the fair value of the assets and liabilities acquired.

	£000
Tangible fixed assets	54
Net assets acquired	54
Consideration paid	703
Goodwill arising	649

Joint Venture

On 5 November 2004, the group acquired a further 1% shareholding in rightmove.co.uk Limited, bringing its total holding to 30%.

Book value at acquisition is equivalent to the fair value of the assets and liabilities acquired.

	£000
Share of intangible assets	3
Share of tangible fixed assets	10
Share of current assets	56
Share of current liabilities	(14)
Net assets acquired	55
Consideration paid	417
Goodwill arising	362

Group

Total consideration paid	**48,611**
Total goodwill arising	**19,714**

32. Financial instruments

(a) Liquidity

The maturity of all financial liabilities is shown in the following tables:

	Debt £000	Other financial liabilities £000	2004 Total £000
Financial liabilities maturing:			
in one year or less or on demand	**2,297**	**1,623**	**3,920**
in more than one year but not more than two years	**75,000**	**3,246**	**78,246**
in more than two years but not more than five years	**–**	**4,869**	**4,869**
after five years	**–**	**10,778**	**10,778**
	77,297	**20,516**	**97,813**

	Debt £000	Other financial liabilities £000	2003 Total £000
Financial liabilities maturing:			
in one year or less or on demand	18,315	553	18,868
in more than one year but not more than two years	–	676	676
in more than two years but not more than five years	–	2,494	2,494
after five years	–	4,100	4,100
	18,315	7,823	26,138

(b) Undrawn committed borrowing facilities

Undrawn borrowing facilities are available to the group with the maturities as set out in the following table. The conditions precedent to the availability of these facilities are all satisfied at the balance sheet date.

	2004 £000	2003 £000
Expiring in one year or less	**25,000**	14,400

The revolving credit facility for £100m dated 9 March 2004 is available to the group for 3 years. The facility reduces in March 2005 by £12.5m, a further £12.5m in September 2005 and again in March 2006 by £35m.

32. Financial instruments *continued*

(c) Interest rate risk profile of financial liabilities

The following analysis sets out the interest rate risk of the group's financial liabilities. There are no financial liabilities in currencies other than sterling, and no hedges are used.

	2004 **£000**	2003 £000
Floating rate	**77,297**	18,315
Non interest bearing	**20,516**	7,823
	97,813	26,138

The floating rate financial liabilities comprise bank loans and overdrafts bearing interest at rates based on individual bank base rates or LIBOR depending upon which facility is used.

(d) Interest rate risk profile of financial assets

The following analysis sets out the interest rate risk of the group's financial assets. No derivative instruments are held as hedges to manage the currency of such financial assets as stated on page 14 of the Operating and Financial Review:

	2004 **£000**	2003 £000
Floating rate	**22,568**	65,036
Fixed rate	–	29,728
Non interest bearing	–	7,748
	22,568	102,512
Fixed rate financial asset weighted averages		
Interest rate	–	4.88%
Time for which rate is fixed (years)	–	1.96

The floating rate financial assets comprise bank deposits earning interest at rates based on individual bank base rates or LIBOR depending upon which type of deposit facility is used.

(e) Currency risk

The functional currency of all of the group's operations is sterling.

32. Financial instruments *continued*

(f) Fair values

The following table sets out the book values and estimated fair values of the group's financial instruments:

	2004		2003	
	Book value £000	**Fair value £000**	Book value £000	Fair value £000
Primary financial instruments:				
Investments	**1,200**	**1,200**	37,476	38,284
Cash at bank and in hand	**21,368**	**21,368**	65,036	65,036
Term loan	**(75,000)**	**(75,000)**	(15,600)	(15,600)
Debt	**(2,297)**	**(2,297)**	(2,715)	(2,715)

The following criteria have been used to assess the fair values of the group's financial instruments:

(i) debtors, creditors, debt and provisions due after more than one year are based upon discounted cash flows at prevailing interest rates

(ii) cash at bank and in hand are short-term investments approximate to their book values due to their short maturity period and

(iii) long-term investments are stated at market value.

An explanation of the Board's objectives, policies and strategies for holding and issuing financial instruments is set out in the Financial Review on page 14 under the heading 'Financial Instruments'.

Short-term debtors and creditors as defined in FRS 13, have been omitted from all of the financial instruments disclosures, save of those relating to currency risk.

The assets and liabilities relating to policyholders are excluded from the analysis of financial instruments.

33. Pension arrangements

The group offers membership of the Countrywide Assured Group Pension Scheme to eligible employees. The Scheme has two sections of membership, defined contribution and defined benefit. The defined benefit section is closed to new entrants and future accrual.

The pension cost charge for the group's defined contribution pension arrangements represents contributions payable by the group and amounted to £4,419,000 (2003: £3,398,718). There were no outstanding or prepaid contributions at the year end.

Whilst the group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs', under FRS 17 'Retirement Benefits' the following transitional disclosures are required.

33. Pension arrangements *continued*

The pension cost of the defined benefit section of the Scheme was £1,569,000 (2003: £1,218,000). The pension cost relating to this section is assessed in accordance with the advice of an independent qualified actuary using the projected unit method. A full actuarial assessment of the section was carried out at 5 April 2003 which showed a deficit in the defined benefit section of £21,162,000. This has been updated by a qualified independent actuary, taking into account actual investment returns achieved, contributions and benefits paid over the period to 31 December 2004 and the closure of the scheme to future accrual, giving an estimated deficit at 31 December 2004 of £9,437,000. The group has developed a funding program to recover the deficit over the next nine years. This plan included a single contribution of £5 million in 2004.

The age profile of the membership is as follows:

Age	31-40	6%
	41-50	40%
	51-60	48%
	61-65	6%

The additional disclosures required under FRS17 are as follows:

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which due to the timescale covered, may not necessarily be borne out in practice.

The major assumptions used by the actuary were:

	2004	2003	2002	2001
Rate of increase in salaries	**n/a**	n/a	4.40%	4.40%
Rate of increase in pensions payments				
On benefits earned prior to 1 December 1999	**4.00%**	4.00%	4.00%	4.00%
On benefits earned after to 1 December 1999	**2.75%**	2.80%	2.40%	2.40%
Discount rate	**5.30%**	5.40%	5.50%	5.80%
Inflation assumption	**2.75%**	2.80%	2.40%	2.40%

33. Pension arrangements *continued*

(a) Scheme assets and liabilities

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long-term rate of expected return at 2004	Long-term rate of Value at 2004 £000	Long-term rate of expected return at 2003	Long-term rate of Value at 2003 £000	Long-term rate of expected return at 2002	Value at 2002 £000
Equities	**6.00%**	**20,948**	6.30%	19,747	7.50%	17,268
Bonds	**3.50%**	**12,940**	3.80%	7,013	5.00%	5,487
Cash	**3.75%**	**935**	2.80%	237	–	–
Property	**5.00%**	**–**	4.80%	–	6.00%	–
Total market value of assets		**34,823**		26,997		22,755
Present value of scheme liabilities		**(48,304)**		(45,868)		(40,262)
Deficit in the scheme		**(13,481)**		(18,871)		(17,507)
Related deferred tax asset		**4,044**		5,661		5,252
Net pension liability		**(9,437)**		(13,210)		(12,255)

(b) Analysis of the amount that would be charged to operating profit

	2004 £000	2003 £000
Service cost	**–**	737
Past service cost	**–**	–
Total operating charge that would be charged to operating profit	**–**	737

(c) Analysis of net return on pension scheme

	2004 £000	2003 £000
Expected return on pension scheme assets	**1,730**	1,599
Interest on pension liabilities	**(2,455)**	(2,224)
Net interest cost	**(725)**	(625)

33. Pension arrangements *continued*

(d) Analysis of the amount that would be recognised in statement of total recognised gains and losses

	2004 £000	2003 £000
Actual return less expected return on assets	**1,319**	1,797
Experience gains and losses on liabilities	**(127)**	3,962
Changes in assumptions	**(682)**	(6,979)
Actuarial gain/(loss) that would be recognised in statement of total recognised gains and losses	**510**	(1,220)
Adjustment due to surplus cap	**–**	–
Net gain/(loss) that would be recognised in statement of total recognised gains and losses	**510**	(1,220)

(e) Movement in deficit during the year

	2004 £000	2003 £000
Deficit in scheme at beginning of year	**(18,871)**	(17,507)
Movement in year:		
Current service cost	**–**	(737)
Contributions	**5,605**	1,218
Past service cost	**–**	–
Net interest cost	**(725)**	(625)
Actuarial loss	**510**	(1,220)
Deficit in scheme at end of year	**(13,481)**	(18,871)

(f) History of experience gains and losses

	2004 £000	2003 £000	2002 £000
Difference between expected and actual return on scheme assets:			
amount (£000)	**1,319**	1,797	(4,086)
percentage of scheme assets	**4%**	7%	–21%
Experience gains and losses on scheme liabilities:			
amount (£000)	**(127)**	3,962	(914)
percentage of scheme liabilities	**0%**	9%	–2%
Total amount recognised in statement of total recognised gains and losses:			
amount (£000)	**510**	(1,220)	(7,769)
percentage of scheme liabilities	**1%**	–3%	–19%

34. Related party transactions

There were no related party transactions during the year which require disclosure in these financial statements.

35. Life Business

On 24 May 2004, the Life Business was demerged from the group's operations under a Court approved scheme of scheme of arrangement. The results of the business for the first five months of the year have been included in the financial statements of the group.

The group did not receive any consideration from the demerger of the Life Business, instead the shareholders' received shares in the newly listed demerged business; Chesnara plc.

The net assets and liabilities of the Life Business on demerger were as follows:

	£000
Fixed assets	836
Investments	43,474
Policyholder assets to cover linked liabilities	470,995
Policyholder other investments	202,763
Policyholder net current assets	36,794
Deferred acquisition costs	11,240
Debtors	22,617
Cash at bank and in hand	1,043
Creditors due within one year	(2,931)
Policyholder technical provisions for linked liabilities	(471,182)
Policyholder long term business provision	(217,092)
Provisions for liabilities and charges	(4,062)
Net assets	94,495
Effects on group cash flow:	
Cash balances transferred out on demerger	1,043
Net cash outflow	1,043

35. Life Business *continued*

(a) Life Business profit and result arising on long term technical account

	Note	2004 £000	2003 £000
Earned premiums, net of reassurance	35 (b)	**57,400**	142,325
Investment income and gains	35 (c)	**12,050**	82,981
Claims incurred, net of reassurance	35 (d)	**(69,571)**	(153,219)
Decrease/(increase) in technical provisions, net of reassurance	35 (e)	**19,548**	(34,034)
		19,427	38,053
Commission paid		**124**	1,346
Expenses of management – staff costs		**(2,273)**	(3,158)
Expenses of management – other		**(1,977)**	(5,683)
Provision for reorganisation costs		**–**	218
Change in deferred acquisition costs	35 (f)	**(4,894)**	(17,793)
FSA pension review redress, net of PI insurance recovery		**210**	1,250
Complaints redress		**(5,470)**	(11,246)
Increase in provision for complaints redress	35 (e)	**(2,010)**	(2,750)
Increase in technical provisions arising from the impact of Friends Provident reinsurance treaty on renewal expenses	35 (e)	**–**	(11,610)
Amortisation of purchased in-force value		**(170)**	(411)
		2,967	(11,784)
Taxation		**(897)**	782
Result arising on long-term technical account		**2,070**	(11,002)
Operating profits arising in the Life Business activity			
Turnover		**1,950**	4,259
Staff costs		**(1,076)**	(2,227)
Other operating costs		**(1,421)**	(3,759)
Other income and gains		**681**	1,861
		134	134
Result arising on long-term technical account before tax		**2,967**	(11,784)
Life operating profit/(loss) before tax		**3,101**	(11,650)
Inter-company charges eliminated on consolidation		**115**	289
(Profits)/losses arising on Friends Provident reinsurance treaty eliminated on consolidation		**(839)**	9,758
Life Business operating profit/(loss) before tax		**2,377**	(1,603)

The non-technical profits/losses relate to the equity release IFA business and shareholder investment income and expenses.

35. Life Business *continued*

(b) Analysis of turnover

	2004 £000	2003 £000
Periodic premiums	**54,209**	145,985
Single premiums	**16,359**	27,720
Outward reassurance premiums	**(13,168)**	(31,380)
Earned premiums net of reassurance	**57,400**	142,325
Turnover arising in IFA business	**1,950**	4,259
Total turnover Life Business activity	**59,350**	146,584

(c) Investment income and losses

	2004 £000	2003 £000
Income from investments	**12,138**	29,224
Losses on the realisation of investments	**(79)**	(47,234)
Unrealised (losses)/gains on investments	**(9)**	100,991
	12,050	82,981

(d) Claims incurred net of reassurance

	2004 £000	2003 £000
Claims paid		
Gross amount	**77,400**	179,365
Reassurers' share	**(11,753)**	(27,464)
	65,647	151,901
Increase in the provision for claims		
Gross amount	**3,903**	4,037
Reassurers' share	**21**	(2,719)
	3,924	1,318
	69,571	153,219

£29,626,000 (2003: £70,394,000) of net claims incurred relate to the maturity of guaranteed bonds.

35. Life Business *continued*

(e) Change in technical provisions, net of reassurance

	2004 £000	2003 £000
Long-term business provision		
Gross amount – decrease	**(15,890)**	(38,087)
Reassurers' share	**(1,205)**	8,468
	(17,095)	(29,619)
Technical provisions for linked liabilities		
Gross amount – (decrease)/increase	**(1,627)**	92,537
Reassurers' share	**1,184**	(14,524)
	(443)	78,013
	(17,538)	48,394
Analysed:		
– (Decrease)/increase in technical provisions net of reassurance	**(19,548)**	34,034
– Increase in technical provisions arising from impact of Friends Provident reinsurance treaty on renewal expenses	**–**	11,610
– Increase in provision for complaints redress	**2,010**	2,750
	(17,538)	48,394

(f) Change in deferred acquisition costs

	2004 £000	2003 £000
Balance at 1 January	**16,134**	33,927
Costs deferred on new business acquired in the year	**45**	453
Amortisation of acquisition costs previously deferred	**(4,939)**	(18,246)
Movement for the year	**(4,894)**	(17,793)
Transferred on demerger	**(11,240)**	–
Balance at 31 December	**–**	16,134

35. Life Business *continued*

(g) Long-term business net assets attributable to policyholders

	Note	2004 £000	2003 £000
Long-term business assets comprise:			
Policyholder assets held to cover linked liabilities		–	472,413
Policyholder other investments	35(i)	–	234,133
Deferred acquisition costs	35(f)	–	16,134
Net current assets excluding net cash/overdrafts	35(j)	–	(4,878)
Cash balances net of overdrafts		–	22,652
Provisions for liabilities and charges		–	(40)
Policyholder net current assets		–	17,734
Deferred tax	9(c)	–	(4,752)
		–	735,662

(h) Long-term business liabilities attributable to policyholders

	Note	2004 £000	2003 £000
Long-term business liabilities comprise:			
Policyholder technical provision for linked liabilities	35(k)	–	471,626
Policyholder long-term business provision	35(k)	–	234,188
Surplus retained within the long-term assurance fund		–	29,848
		–	735,662

(i) Policyholder other investments

	Market value		Cost	
	2004 £000	2003 £000	2004 £000	2003 £000
Debt securities and other fixed income securities	–	217,595	–	220,830
Deposits with credit institutions	–	16,538	–	16,538
	–	234,133	–	237,368

In 2003: £202,763,000 of the above market value amounts are listed on the London Stock Exchange.

35. Life Business *continued*

(j) Net current assets excluding net cash/overdrafts

	2004 £000	2003 £000
Amounts owed by policyholders	–	4,694
Tax recoverable	–	1,405
Prepayments and accrued income	–	5,974
Other debtors	–	2,849
PI insurance recoverable	–	3,933
Present value of acquired in-force business	–	1,963
	–	20,818
Claims outstanding	–	(10,498)
UK corporation tax	–	(1,064)
Other creditors	–	(14,134)
	–	(4,878)

(k) Technical provisions

	Long term Business provision £000	Technical provisions for linked liabilities £000
Gross amount		
At 1 January 2004	283,463	592,141
Movement in the long-term business technical account excluding bonuses	(15,890)	(1,627)
Transferred on demerger	(267,573)	(590,514)
At 31 December 2004	–	–
Reassurers' share		
At 1 January 2004	49,275	120,515
Movement in the long-term business technical account	1,206	(1,183)
Transferred on demerger	(50,481)	(119,332)
At 31 December 2004	–	–
Net technical provisions		
At 1 January 2004	234,188	471,626
Net movement in the long-term business technical account excluding bonuses	(17,096)	(444)
Transferred on demerger	(217,092)	(471,182)
At 31 December 2004	–	–

35. Life Business *continued*

(k) Technical provisions *continued*

Technical Provision for Linked Liabilities

For those polices where benefits are linked to specific pools of assets, the Technical Provision for Linked Liabilities is calculated as the number of units attaching to each policy multiplied by the appropriate unit price at the balance sheet date. In addition, a cash flow projection, using prudent assumptions, is undertaken for each policy to establish whether or not future inflows are sufficient to cover future outflows (after allowing for an immediate fall in the value of the units).

If not, an additional provision is included in the Long Term Business Provision. The additional provision is sensitive to the assumed level of policy maintenance expenses and to the degree of the immediate fall in the units.

The principal assumptions underlying the calculation of the long-term business provision are:

			2004	2003
(i)	Rates of interest			
	Assurances			
	With profit		**3.25%**	3.25%
	Without profit	– annual premium	**4.00%**	3.50%
		– guaranteed income bonds	**4.80%**	4.20%
	Annuities			
	With profit	– deferred	**4.25%**	4.25%
	Without profit (linked)	– deferred	**4.00%**	4.00%
		– vested	**4.90%**	4.70%

(ii) Mortality tables

Assurances and deferred annuities – 80% A67/70 ultimate (2003: 80% A67/70 ultimate)

Term assurance – 80% A67/70 ultimate (2003: 80% A67/70 ultimate)

Vested annuities – 84% PM/FA 80 (C=2010) ultimate – 5 (2003: 84% PM/FA 80 ultimate – 5)

(iii) Bonuses	**2004 £000**	2003 £000
The total bonuses attributable to the year are as follows:		
Gross period end declared bonuses, included in movement in long-term business provision	–	1,325
Reassurance	–	(1,325)
	–	–

36. Post balance sheet event

On1 January the group acquired the entire share capital of Title Absolute Limited and Trade Partners Limited for £934,000. The business has panel management contracts with mortgage lenders for the management of Conveyancing referrals. Goodwill arising on the acquisition is estimated to be £800,000.

Five Year Financial Record

Profit and loss account summary
Year ended 31 December

	2000 £000	2001 £000	2002 £000	2003 £000	**2004 £000**
Turnover					
Estate agency	169,528	197,003	242,656	253,585	**282,769**
Financial services	45,046	49,681	59,043	72,911	**63,966**
Surveying & valuation	82,592	93,061	101,816	108,040	**106,736**
Conveyancing	10,494	15,180	18,668	20,167	**20,914**
Central costs	–	–	–	276	**139**
Turnover – continuing operations	307,660	354,925	422,183	454,979	**474,524**
Turnover – Life Business – discontinued	223,529	186,780	233,082	146,584	**59,350**
	531,189	541,705	655,265	601,563	**533,874**
Profit before taxation					
Estate agency	4,905	18,981	40,228	34,474	**26,212**
Financial services	(434)	3,909	10,561	21,894	**8,359**
Surveying & valuation	16,218	24,566	28,743	31,866	**26,672**
Conveyancing	(555)	1,343	1,834	(2,378)	**(3,012)**
Central costs	(4,479)	(4,222)	(5,551)	(5,466)	**(8,145)**
Operating profit – continuing operations	15,655	44,577	75,815	80,390	**50,086**
Operating profit Life Business – discontinued	10,632	14,592	10,402	(1,603)	**2,377**
Operating profit	26,287	59,169	86,217	78,787	**52,463**
Gain/(loss) on disposal of associates or subsidiary	(276)	–	–	–	**–**
Share of (loss)/profit in associates and joint venture	(525)	(3,075)	(4,678)	(2,575)	**1,957**
Amounts written off investment property	–	–	–	(2,750)	**(1,909)**
Cost of group restructuring	–	–	–	–	**(9,424)**
Net interest (payable)/receivable	(486)	196	1,289	760	**(436)**
	25,000	56,290	82,828	74,222	**42,651**
Taxation	(6,446)	(15,081)	(25,647)	(25,166)	**(14,543)**
Profit after taxation	18,554	41,209	57,181	49,056	**28,108**
Dividends	(16,123)	(18,856)	(20,428)	(22,478)	**(15,636)**
Retained profit for the year	2,431	22,353	36,753	26,578	**12,472**
Earnings per share (pence)	10.38	22.98	31.78	28.80	**16.84p**
Dividends per share net (pence)	9.00	10.50	12.30	13.80	**9.00p**

The earnings per share and dividend per share have been adjusted to reflect the capital restructuring in 2004.

Five Year Financial Record

	2000 £000	2001 £000	2002 £000	2003 £000	**2004** **£000**
Balance Sheet					
Goodwill	7,544	7,099	18,832	16,745	**34,848**
Tangible fixed assets	19,536	18,907	31,915	36,652	**40,728**
Investments	39,770	52,546	65,866	60,508	**1,217**
Investment in joint venture	911	793	1,003	1,163	**1,956**
Investment in associates	809	9,348	4,920	2,748	**4,103**
	68,570	88,693	122,536	117,816	**82,852**
Policyholder assets to cover linked liabilities	435,724	434,384	395,830	472,413	**–**
Policy holder other investments	233,670	237,927	242,210	234,133	**–**
Deferred acquisition costs	26,297	18,977	28,500	16,134	**–**
Policyholder other net current assets	19,513	30,343	33,927	11,603	**–**
Net current (liabilities)/assets	(6,964)	2,805	(21,597)	15,582	**12,982**
Creditors due after one year	(38)	(9,509)	(17,482)	(7,270)	**(93,896)**
Policyholder technical provisions for linked liabilities	(424,820)	(435,009)	(393,613)	(471,626)	**–**
Policyholders long-term business provision	(244,607)	(230,813)	(263,804)	(234,188)	**–**
Provisions for liabilities and charges	(9,342)	(9,879)	(12,353)	(14,439)	**(14,226)**
Net assets/(liabilities)	98,003	127,919	114,154	140,158	**(12,288)**
Cash Flow					
Cash inflow from operating activities	24,381	57,635	97,673	85,226	**74,015**
Interest (paid)/received	(491)	196	1,289	626	**(299)**
Taxation	(4,784)	(3,694)	(15,059)	(24,828)	**(22,020)**
Capital expenditure and financial investment					
Net purchase of tangible fixed assets	(969)	(3,582)	(11,720)	(12,444)	**(14,585)**
Proceeds/(net purchase) of non-life investments	4,613	(15,052)	(7,678)	(4,024)	**22,719**
Cost of group restructuring	–	–	–	–	**(10,550)**
Transferred out on demerger	–	–	–	–	**(1,043)**
Acquisitions and disposals	2,492	(9,056)	8,378	(563)	**(48,479)**
Equity dividends paid	(16,052)	(17,024)	(19,711)	(20,259)	**(23,528)**
	9,190	9,423	53,172	23,734	**(23,770)**
Issue of shares	1,245	244	1,377	2,027	**12,749**
Proceeds from sale of own shares	–	–	–	–	**1,742**
Purchase of own shares/return of capital	(3,030)	–	(51,711)	–	**(85,004)**
(Repayments)/advance of term loans	(3,562)	8,600	5,900	1,100	**59,400**
Cash transferred into Insurance cell	–	–	–	(1,200)	**–**
Net portfolio-life company shareholder investments	(4,800)	1,297	(6,219)	5,151	**(8,337)**
	(957)	19,564	2,519	30,812	**(43,220)**

	2000	2001	2002	2003	**2004**
Operating Statistics					
Number of life assurance policies arranged by sales force	35,414	42,395	49,662	43,587	**32,229**
Number of mortgages arranged (panel lenders)	37,258	42,001	46,586	50,773	**48,769**
Value of mortgages arranged (panel lenders) (£ million)	2,502	2,898	3,600	4,560	**4,400**
Number of house sales exchanged	79,818	86,069	93,442	84,765	**85,134**
Average price of house sales (£)	99,400	110,700	132,700	149,755	**173,200**
Average estate agency commission rate	1.80%	1.80%	1.74%	1.76%	**1.69%**
Staff numbers (average)	8,050	7,775	8,816	8,797	**9,600**
Number of estate agency offices including franchises (year end)	723	738	857	880	**1,224**

Notice of Annual General Meeting

Countrywide plc
Notice is hereby given that the Annual General Meeting of the Company will be held at The Ulster Room at The New Connaught Rooms, Covent Garden Exhibition Centre, 61–65 Great Queen Street, London WC2V 5DA on 27 April 2005 at 10.30am for the following purposes:

Ordinary Business
Resolution 1
To receive and adopt the accounts for the period ended 31 December 2004 together with the Reports of the Directors and Auditors thereon.

Resolution 2
To declare a final dividend.

Resolution 3
To approve the Directors' Remuneration Report set out in the Annual Report.

Resolutions 4 to 9
To re-elect the following Directors who retire under Article 96 of the Articles of Association:

4 Mr C H Sporborg
5 Mr H D Hill
6 Mr M C Nower
7 Mr A J Brown
8 Mr P W Mason
9 Mr M J Gordon

Resolution 10
That KPMG Audit Plc be and are hereby appointed as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company at a remuneration to be fixed by the Directors.

Resolution 11
That the Directors be and are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985 (the Act) to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Act) provided that:

(i) nominal value of relevant securities allotted pursuant to this authority shall not exceed £2,838,125;

(ii) this authority shall expire on the date of the Annual General Meeting to be held in 2006 or fifteen months after the passing of this resolution whichever occurs first; and

(iii) the Company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the Directors may allot relevant securities in pursuance of any such offer or agreement as if this authority has not expired.

To consider and, if thought fit, pass Resolutions 12 and 13 as Special Resolutions.

Resolution 12
That the Directors be and they are hereby empowered, pursuant to Section 95 of the Companies Act 1985 (the Act), to allot equity securities (as defined in Section 94 of the Act) pursuant to the authority contained in the foregoing Resolution numbered 11 as if Section 89(1) of the Act did not apply to such allotment, save that this power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue of other pre-emotive offer in favour of Ordinary Shareholders where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them subject to such exclusions or arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements otherwise arising or legal or practical problems under the laws of regulations or any regulatory authority in any territory;

(ii) the allotment of equity securities pursuant to the terms of any share scheme for employees approved by the members in General Meetings; and

(iii) the allotment of equity securities for cash (otherwise than as mentioned in sub-paragraphs (i) and (ii) above) provided that the maximum nominal value of equity securities allotted does not exceed £425,718 representing approximately 5% of the issued share capital of the Company; and shall expire on the date of the Annual General Meeting of the Company to be held in 2006 or fifteen months after the passing of this resolution whichever occurs first except to the extent that the same in renewed or extended prior to or at such Meeting save that the Company may make an offer or agreement before the expiry of this power which would or might require securities to be allotted after it has expired and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

Resolution 13

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 5p each in the capital of the Company provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 17,028,751;

(ii) the minimum price which may be paid for such Ordinary Shares is 5p per share;

(iii) the maximum price (exclusive of expenses) which may be paid for such Ordinary Shares is not more than 5% above the average of the middle market quotations for the Ordinary Shares derived from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(v) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

Notes

1. Any Member entitled to attend and vote at this Meeting may appoint a proxy or proxies to attend and on a poll, vote instead of him. A proxy need not be a Member of the Company. A form of proxy for this Meeting is enclosed, and if used should be lodged with the Company's Registrars, Capita Registrars at The Registry, P.O. Box 25, 34 Beckenham Road, Beckenham, Kent, BR3 4BR not less than 48 hours before the time appointed for the holding of the Meeting. The appointment of a proxy will not preclude a shareholder from attending and voting at the Meeting.
2. There is no Directors' service contract of more than one year's duration with any Director.
3. The Register of Directors' shareholdings and transactions and copies of the Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours each business day and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Meeting.

By Order of the Board

G R Williams
Company Secretary
9 March 2005

Registered Office and Group Head Office

Countrywide House
Perry Way, Witham, Essex CM8 3SX

Residential Estate Agency Division

Abbotts

Alder King

Austin & Wyatt

Bairstow Eves

RA Bennett & Partners

Beresford Adams

Bridgfords

Carson & Company

Chappell & Matthews

Countrywide

Countrywide Eastern Counties

Constables

Dixons

Daniel Henry

Entwistle Green

Faron Sutaria

Frank Innes

Fulfords

Gascoigne Pees

H_2O Homes Overseas Countrywide

Hetheringtons

John D Wood & Co

King & Chasemore

Land and New Homes

Mann & Co

Miller

Morris Dibben

Palmer Snell

Slater Hogg Howison

Spencers

Stratton Creber

Sykes Waterhouse

Taylors

Watson Bull & Porter

Countrywide Country Houses

Countrywide Property Auctions

Countrywide Property Management

Countrywide Residential Lettings

PKL

Countrywide Franchising

Financial Services Division

Countrywide Estate Agents FS

Countrywide Mortgage Services

Countrywide Principal Services

Countrywide Lending Solutions

Countrywide Insurance Services

Countrywide Mortgage Advisors

Surveying & Valuation Division

Countrywide Surveyors

Harvey Donaldson Gibson

Palmer Snell Fulfords

Securemove Property Services

Conveyancing Division

Countrywide Property Lawyers

Remortgage Conveyancing Matters

Title Absolute

Associated Companies

rightmove.co.uk

T M G Holdings

Netsquared

Printed by Greenaways a member of the ormolu group. 154222

6. SELECTED FINANCIAL INFORMATION L3.1

The table below sets out Honda's summary financial information for the periods indicated. The data has been extracted without material adjustment from the historical financial information in Part XI of this document which has been prepared in accordance with IFRS. L3.2

Summary Income Statement and Other Data

	Year ended 31 December			Six months ended 30 June	
	2002	2003	2004	2004	2005
	(audited) (US$ millions)			(unaudited)	(audited) (US$ millions)
Income Statement:					
Net sales	137.6	187.7	214.1	106.5	132.2
Costs of sales	(65.3)	(92.0)	(103.9)	52.1	59.0
Gross profit	**72.3**	**95.6**	**110.2**	**54.3**	**73.2**
Sales and marketing	(14.7)	(19.2)	(21.1)	(9.6)	(14.3)
General and administrative	(11.2)	(13.3)	(16.0)	(7.2)	(10.3)
Research and development	(4.9)	(7.4)	(9.7)	(3.3)	(7.2)
Other operating expenses	(1.9)	(0.4)	(2.3)	(1.1)	(2.5)
Provision for impairment of fixed assets	(3.5)	—	—	—	—
Operating profit	**36.2**	**55.3**	**61.2**	**33.1**	**38.9**
Share of results of associates	[illegible]	[illegible]	0.7	[illegible]	[illegible]
Financial income	0.2	0.5	0.3	[illegible]	[illegible]
Interest expense and other bank charges	(4.1)	(3.4)	(3.8)	[illegible]	[illegible]
Other income/(expense)	[illegible]	[illegible]	0.6	[illegible]	[illegible]
Profit before taxes and minority interest	**30.7**	**53.0**	**59.0**	**31.7**	**38.7**
Tax	(13.7)	(21.3)	(20.8)	(10.9)	(13.0)
Profit before minority interest	**17.0**	**31.7**	**38.2**	**20.8**	**25.8**
Minority interest	(0.1)	(0.3)	(0.7)	(0.1)	(0.6)
Profit for the year/period	**16.9**	**31.4**	**37.5**	**20.7**	**25.1**
Other Data:					
EBITDA	44.0	60.8	67.9	•	•
Net cash generated from/(used in):					
Operating activities	25.3	35.8	33.9	0.6	0.9
Investing activities	(19.0)	(23.1)	(26.5)	(15.1)	(0.9)
Financing activities	(9.9)	7.7	(5.4)	(1.6)	3.9

Summary Balance Sheet

	Year ended 31 December			Six months ended 30 June	
	2002	2003	2004	2004	2005
	(audited)	(audited) (US$ millions)	(audited)	(unaudited)	(audited) (US$ millions)
Balance Sheet Data:					
Investments in cash deposits, cash and cash equivalents	19.5	42.9	49.1	[illegible]	[illegible]
Net current assets	44.7	75.6	87.2	80.0	114.8
Total assets	152.7	210.4	246.5	229.1	298.0
Total non-current liabilities	16.4	34.6	28.1	31.4	49.2
Total equity	77.3	107.9	145.2	•	•

7. SUMMARY OF THE GLOBAL OFFER

The Company is raising gross proceeds of £70 million under the Global Offer through the issue of • New Shares (assuming no exercise of the Over-allotment Option). The Selling Shareholders will sell Existing Shares under the Global Offer. The Company will not receive any of the proceeds of the sale of the Existing Shares all of which will be paid to the Selling Shareholders. The Ordinary Shares are being offered to certain institutional

Pls check if you want to add collaterized cash or to exclude it.

For the year ended 31 December 2004, Honda had net sales of $214.1 million and gross profit of $110.2 million, representing a gross profit margin of 51.5 per cent. Honda's operating profit and net profit for the year ended 31 December 2004 were $61.2 million and $37.5 million, respectively. For the six months ended 30 June 2005, Honda had net sales of $132.2 million and gross profit of $73.2, representing a gross profit margin of 55.4 per cent. Honda's operating profit and net profit for the six months ended 30 June 2005 were $38.9 million and 25.1 $[illegible] million, respectively. Honda had • full-time employees as of 30 June 2005.

Honda Pharmaceuticals plc was incorporated in England and Wales on 8 September 2005 and is the successor to a number of corporations, the oldest of which was established in 1978 in Jordan.

See *History* below for a detailed description of the Group's history.

2. HISTORY 15.1.5

The Honda Group was founded in 1978 in Amman, Jordan by Mr. Samih Darwazah, its current Chairman and Chief Executive Officer. Since 1978, Mr. Darwazah and other founding shareholders have been actively involved in the management of the Group. From 1978 to 1989 the Group's primary focus was on the branded generic business in the MENA Region. In the early 90's the Group expanded outside the MENA Region by establishing its injectable pharmaceutical operations in Portugal in 1990 and acquiring its non-branded generic pharmaceutical business in the United States in 1991. In 1992, the Group also started exporting branded generic pharmaceutical products from Jordan to countries in Eastern Europe and Ukraine. In the last [three] years the Group has placed increasing emphasis on achieving synergies from its multinational operations by centralising and coordinating its Group research and development, API sourcing and manufacturing strategies.

Development in the MENA Region

In 1978, Honda commenced manufacturing branded generic pharmaceutical products in Jordan for the Middle East market. Honda began manufacturing patented pharmaceutical products under license in 1980 and this business grew as multinational corporations sought to access Honda's sales and distribution network in the MENA Region. Honda began to export its products outside the Middle East in 1982 by selling its products in North Africa. In 1998, Honda entered into an agreement with three Saudi Arabian partners for the establishment of JPI to manufacture branded generic products in Saudi Arabia. Since 1999, JPI has manufactured oral generics, including penicillin and cephalosporin. In 2002, Honda made the strategic decision to start manufacturing in Algeria in order to take advantage of benefits given to local manufacturers in that country in terms of product pricing and distribution. Honda's manufacturing facility in Algeria is expected to begin operations by the fourth quarter of 2005 and to manufacture solid and semi-solid branded generic pharmaceutical products.

Development in Europe

In 1989, Honda made the strategic decision to establish a presence in Europe and to expand into the generic injectables market and in 1990 it acquired land in Sintra, Portugal for the construction of an FDA-compliant manufacturing plant. Honda began exporting solid branded generic pharmaceuticals products outside the MENA Region to Slovakia, the Czech Republic, Ukraine and Romania in 1992. In 1997, Honda's manufacturing facilities in Portugal received FDA certification and Honda started manufacturing injectable powdered cephalosporin for sale in the MENA Region and Portugal and in 2001 Honda's Jordanian facility also obtained approval from the MHRA to sell certain of Honda's solid generic pharmaceutical products in the United Kingdom. Commercial scale production of liquid injectables commenced in 2003. [Honda Portugal] began manufacturing originator pharmaceutical products under licence in •. Honda expanded into the lyophilized segment of the injectables market in 2005 with the acquisition of a specialised manufacturing plant in Italy. Historically, Honda Portugal has focused on building scale, including through out-licensing its products to, and contract manufacturing for, other generic pharmaceutical companies. Honda expects that the significance of out-licensing and contract manufacturing will decrease in the future as it develops its own sales and distribution networks across the United States, Europe and the MENA Region.

Development in the United States

In 1991, Honda acquired [Honda USA], a 50-year-old American generic pharmaceuticals company with its headquarters, manufacturing and research facilities in Eatontown, New Jersey. Prior to the acquisition, [Honda USA] was experiencing losses and had been notified by the FDA of certain manufacturing compliance issues. Following the acquisition, a management team was brought in to develop the business and, in particular, to focus on improving the regulatory, operational, sales and marketing and R&D functions. As a result of this restructuring and the increased focus on regulatory compliance, [Honda USA] became fully FDA-compliant in 1994. Under Honda's management, Honda USA achieved strong financial growth with sales increasing from $• million in the year ended 31 December 1990 to $108.0 million in the year ended 31 December 2004. In 1995 Honda became the first Arab manufacturing pharmaceutical company to obtain FDA approval to sell certain products manufactured in Jordan in the United States.

significant factor in the development of its strong brand name recognition within the MENA Region. Honda has been inspected [29] times by the FDA in the last ten years without any material compliance issues being raised.

API sourcing strength. The API sourcing team is responsible for identifying and securing API and other raw materials for the Group. Honda's dedicated API team has extensive experience and in-depth knowledge of the industry which allows it to identify the most effective and appropriate API sources and suppliers. The Group has relationships with approximately ● suppliers of API, has had relationships spanning more than 10 years with ● of these ● suppliers and is the main customer for ● of them. [Honda has negotiated "best prices" clauses with a number of its API suppliers covering approximately ● per cent. of its raw material production requirements.] Honda sources several APIs from suppliers in Asia that have a lower cost basis and therefore lower API prices than their competitors. Honda has the ability to synthesise and manufacture a limited amount of the API required for the manufacture of some of its finished products, which enables it to secure the supply of, and control the price of, certain strategic API.

Proven financial performance. Honda has experienced continuous growth in sales each year since 1996. Honda's sales have increased from $137.6 million in the year ended 31 December 2002 to $214.1 million in the year ended 31 December 2004, representing a compounded annual growth rate of 24.7 per cent., while net profit has increased from $16.9 million to $37.5 million, representing a compounded annual growth rate of 48.9 per cent. In addition, Honda has achieved consistently high gross profit and operating margins in the last three financial years with gross profit margins of 52.5 per cent. in the year ended 31 December 2002, 51.0 per cent. in the year ended 31 December 2003 and 51.5 per cent. in the year ended 31 December 2004 and operating margins of 26.3 per cent. in 2002, 29.5 per cent. in 2003 and 28.6 per cent. in 2004.

Senior management team with international experience and ownership interest. Honda has a strong and experienced senior management team with an average ● years' local and/or international experience in the pharmaceutical industry, including an average of 16.5 years with the Group, and includes the Group's founder, Mr. Samih Darwazah. Management has a proven track record in international markets, demonstrated by the establishment of Honda as a leading generic pharmaceutical company in the MENA Region, the successful turnaround of its [Honda USA] acquisition in the United States and the development of its injectable operations in Europe. Following the Global Offer, ● members of Honda's senior management team will together beneficially own approximately ● per cent. of Honda's outstanding Ordinary Shares[, assuming no exercise of the Over-allotment Option].

5. PRINCIPAL AREAS OF OPERATIONS 1.6.2

Segmental analysis

The following table shows Honda's sales and percentage of net sales for the Generic Pharmaceuticals, Branded Pharmaceuticals and Injectable Pharmaceuticals businesses for the last three financial years ended 31 December and the last two six-month periods ended 30 June, presented under IFRS.

	Year ended 31 December						Six months ended 30 June			
	2002		2003		2004		2004		2005	
	(audited)		(audited)		(audited)		(unaudited)		(audited)	
	(US$ millions, except %)						(US$ millions, except %)			
	$	%	$	%	$	%	$	%	$	%
Business										
Generic Pharmaceuticals	67.0	48.6	110.8	59.0	108.0	50.4	47.9	45.0	56.6	42.8
Branded Pharmaceuticals	49.6	36.1	53.1	28.3	74.0	34.6	42.2	39.6	51.1	38.7
Injectable Pharmaceuticals	19.2	14	22.2	11.8	28.9	13.5	14.5	13.6	22.2	16.8
Others	1.8	1.3	1.5	0.8	3.3	1.5	1.9	1.8	[illegible]	1.7
Net Sales	137.6	100.0	187.7	100.0	214.1	100.0	106.5	100.0	132.2	100.0

2.2

Geographical analysis

The following table shows Honda's sales and percentage of net sales by geographic region for the last three financial years ended 31 December and the last two six-month periods ended 30 June presented under IFRS.

	Year ended 31 December						Six months ended 30 June			
	2002		2003		2004		2004		2005	
	(audited)		(audited)		(audited)		(unaudited)		(audited)	
	(US$ millions, except %)						(US$ millions, except %)			
	$	%	$	%	$	%	$	%	$	%
United States	67.1	48.8	111.8	59.6	114.9	53.6	49.5	46.4	62.4	47.2
MENA Region	62.2	45.2	65.7	35.0	85.8	[illegible]	51.0	47.9	60.9	46.1
Europe	7.9	5.7	10.0	6.5	12.5	5.8	6.0	5.6	8.9	6.7
Others	0.4	0.3	0.1	0.1	0.4	[illegible]	—	—	—	—
Net Sales	137.6	100.0	187.7	100.0	214.1	100.0	106.5	100.0	132.2	100.0

1.0 5.3 0.4 40.1

Generic Pharmaceuticals Business

Introduction to Honda's Generic Pharmaceuticals business 1.6.1.1

Generic prescription pharmaceutical products are finished pharmaceutical products sold by generic manufacturers like Honda under the chemical name of the active pharmaceutical compound, and generally only available for purchase with a doctor's prescription.

Honda's Generic Pharmaceuticals business develops, manufactures, markets and sells 36 oral non-branded generic pharmaceutical products in 79 dosage strengths and forms. Products sold by the Generic Pharmaceuticals business are manufactured in the United States or Jordan.

The Generic Pharmaceuticals business accounted for approximately 50.4 per cent. of Honda's net sales in the year ended 31 December 2004 and 42.8 per cent. for the six months ended 30 June 2005. In the year ended 31 December 2004 and the six months ended 30 June 2005, almost all of the Generic Pharmaceuticals business's net sales were in the United States, with products sold primarily through wholesalers and distributors and directly to mail order companies, large chains and the US government.

The following table provides selected financial information for the Generic Pharmaceuticals business for the years and periods indicated:

	Year ended 31 December			Six months ended 30 June	
	2002	2003	2004	2004	2005
	(audited)	(audited)	(audited)	(unaudited)	(audited)
	(US$ millions except %)			(US$ in millions except %)	
Net sales	67.0	110.8	108.0	47.9	56.6
Gross profit	38.8	60.1	59.2	23.7	33.4
Gross margin	58.0%	54.3%	54.8%	49.4%	58.9%
Segment result	28.6	44.3	41.0	16.8	21.8
Operating margin	42.7%	40.0%	38.0%	35.1%	[illegible] 38.6%

Products

The Generic Pharmaceuticals business manufactures, markets and sells 37 pharmaceutical products which are sold as immediate or sustained release tablets and/or capsules in [64] dosage strengths and forms.

The following table shows the leading ten products of the Generic Pharmaceuticals business for the year ended 31 December 2004.

Product	Therapeutic category/ indication	Equivalent originator product	Dosage strength
lisinopril	cardiovascular system (anti-hypertensive)	Zestril®	2.5, 5, 10, 20, 30 and 40 mg tablets
folic acid	blood and blood forming organs (anti-anaemia)	Folvite®	1 mg tablets
lithium carbonate SR	central nervous system (anti-depressant)	N/A	450 mg tablets
chloroquine	antiparasitic products (anti-malarial)	Aralen®	250 and 500 mg tablets
methocarbamol	musculoskeletal system (muscle relaxant)	Robaxin®	500 and 750 mg tablets
butalbital, acetaminophen and caffeine	central nervous system (non-narcotic analgesic)	Fioricet®	50/325/40 mg tablets
isosorbide dinitrate	cardiovascular system (anti-angina)	Isordil®	5, 10 and 20 mg tablets
butalbital, acetaminophen and codeine	central nervous system (narcotic analgesic)	Fioricet® (with codeine)	50/500/40/30 mg capsules

The Generic Pharmaceuticals business has configured its sales and marketing organisation to meet the needs of its different types of customers. As of 30 September 2005, the Generic Pharmaceuticals business's sales organisation consisted of [12] employees, [five] of which were senior marketing executives, with the remainder being sales co-ordinators, telemarketers and customer service representatives. The Generic Pharmaceuticals business also employed three brokers compensated on a commission basis. The Generic Pharmaceuticals business's senior marketing executives call regularly on wholesalers, distributors, mail order companies and large chains. These selling efforts are supported with telemarketing, as well as professional journal advertising and exhibitions at key medical and pharmaceutical conventions.

The Generic Pharmaceuticals business also manufactures products under private label arrangements and contract manufacturing, contract manufacturing focuses on technically challenging products. For the year ended 31 December 2004 private label and contract manufacturing represented approximately 14.4 per cent. of the Generic Pharmaceuticals business's net sales.

Branded Pharmaceuticals

Introduction to Honda's Branded Pharmaceuticals business I.6.1.1

Branded prescription pharmaceutical products are finished pharmaceutical products sold under a specific brand name, which are only available for purchase with a doctor's prescription. All of Honda's branded pharmaceutical products are prescription products except for some 'over-the-counter' products such as Aloclair and SST cream.

Honda's Branded Pharmaceuticals business develops, manufactures and sells 46 solid, semi-solid and liquid branded generic pharmaceutical products, including eight OTC products, in [110] dosage strengths and forms and sells [18] originator products in [31] dosage strengths and forms that are licensed to Honda by originator pharmaceutical companies for distribution in the MENA Region. Honda markets its branded generic products under its own brand names and the in–licensed products under the name of the licensor together with the Honda name.

Most of the Branded Pharmaceuticals business's products are sold within the MENA Region where generic pharmaceutical products are generally sold as branded products and non-branded generic penetration is low. Honda believes that, having been established in the MENA Region for over twenty five years and as the first Arab company to obtain FDA approval, it is perceived as a high quality international company in the MENA Region.

Products sold by the Branded Pharmaceuticals business are manufactured at its facilities in Jordan, which are FDA-approved and, through JPI, in Saudi Arabia.

The Branded Pharmaceuticals business sells its products in the MENA Region using its own sales force which markets directly to physicians, hospitals and pharmacies. However, in countries such as Saudi Arabia and Algeria, it appoints an independent third party distributor, as required by the laws of those jurisdictions.

The Branded Pharmaceuticals business accounted for approximately 34.6 per cent. of Honda's net sales in the year ended 31 December 2004 and 38.7 per cent. for the six months ended 30 June 2005. Sales in the MENA Region represented approximately 94.2 per cent. of the Branded Pharmaceuticals business's net sales in the year ended 31 December 2004 and 93.8 per cent for the six months ended 30 June 2005.

The following table provides selected financial information for the Branded Pharmaceuticals business for the years and periods indicated:

	Year ended 31 December			Six months ended 30 June	
	2002	2003	2004	2004	2005
	(audited)	(audited)	(audited)	(unaudited)	(audited)
	(US$ millions, except %)			(US$ millions, except %)	
Net sales	49.6	53.1	74.0	42.2	51.1
Gross profit	24.2	25.9	39.7	24.4	30.6
Gross margin	48.8%	48.6%	53.6%	57.8%	[illegible] 59.9%
Segment result	6.3	11.3	22.4	16.1	17.8
Operating margin	12.7%	21.2%	30.3%	38.2%	[illegible] 34.8%

The following table shows the Branded Pharmaceuticals business's net sales and percentage of total sales in its main MENA Region markets, Algeria, Saudi Arabia and Jordan, for the last three financial years ended 31 December 2004 and the last two six-month periods ended 30 June presented under IFRS. Other branded pharmaceutical sales relate to products sold to the other countries in the MENA Region, as well as Europe and the CIS.

	Year ended 31 December						Six months ended 30 June			
	2002		2003		2004		2004		2005	
	(audited)		(audited)		(audited)		(unaudited)		(audited)	
	(US$ millions, except %)						(US$ millions, except %)			
	$	%	$	%	$	%	$	%	$	%
Algeria	12.6	25.4	20.0	37.6	28.7	38.8	18.7	[illegible]	20.6	40.3
Saudi Arabia	9.8	19.7	9.2	17.3	13.5	18.2	7.3	[illegible]	9.5	18.6
Jordan	6.1	12.3	6.6	12.4	9.2	[illegible]	5.0	11.8	5.5	16.8
Other	[illegible]	42.5	17.3	32.6	22.6	30.5	11.2	26.6	15.5	30.3
Total net sales	[illegible]	100.0	53.1	100.0	74.0	100.0	[illegible]	100.0	51.1	100.0

Products

The Branded Pharmaceuticals business manufactures, markets and sells [46] branded generic pharmaceutical products. Collectively, these products are sold as tablets, capsules, suppositories or liquids in [110] dosage strengths and forms, delivered through immediate or sustained release delivery systems. The Branded Pharmaceuticals business also manufactures and/or markets [18] originator in-licensed products in [31] dosage strengths and forms.

The following table provides a summary of net sales of the leading ten products of the Branded Pharmaceuticals business for the year ended 31 December 2004:

Product	Pharmaceutical compound	Therapeutic category/indication	2004 sales (US$ millions)	% of Branded Pharmaceuticals sales	Equivalent originator product	Own brand or licensor	Market share (%)/market position by value (1) Algeria	Saudi Arabia	Jordan
Amoclan	amoxicillin & clavulanic acid	anti-infectives (penicillin)	15.8	21.3	Augmentin®	own brand	22.6/2	7.2/4	16.2/1
Prograf	tacrolimus	antineoplastic and immunomodulating agents (immunosuppressive agents)	9.8	13.2	—	Astellas Pharma	15.0/–	29.0/–	25.0/–
Suprax	cefixime	anti-infectives (cephalosporin)	6.7	9.0	—	Astellas Pharma	—	8.2/4	12.9/1
Penamox	amoxicillin	anti-infectives (penicillin)	4.9	6.6	Amoxil®	own brand	7.2/4	1.6/14	11.4/3
Oprazole	omeprazole	alimentary tract and metabolism (anti-ulcers)	4.8	6.4	Prilosec/Losec®	own brand	22.5/1	2.7/12	8.1/4
Votrex	diclofenac sodium	musculoskeletal system (anti-inflammatory)	3.7	5.0	Voltaren®	own brand	10.5/3	1.2/18	5.5/3
Nopain	naproxen	musculoskeletal system (anti-inflammatory)	2.7	3.6	Anaprox®	own brand	6.6/6	—	5.8/4
Trifed	triprolidine/ pseudoephedrine	respiratory system (anti-allergy)	2.4	3.2	Actifed®	own brand	2.1/8	1.8/10	5.3/4
Ciprolon	ciprofloxacin	anti-infectives	2.3	3.1	Ciprobay®	own brand	4.9/8	28.8/2	72.6/1
Flucand	fluconazole	anti-infectives	2.0	2.7	Diflucan®	own brand	6.7/6	1.2/7	20.9/3

(1) Calculated based on data compiled by IMS and relates to the product's market share and position by sales value within the relevant therapeutic category.

The Branded Pharmaceuticals business manfactures and/or sells eight OTC products. These OTC products represented approximately 6.5 per cent. of the Branded Pharmaceuticals business's net sales in 2004.

These top ten selling products represented approximately 74.4 per cent. of the Branded Pharmaceuticals business's net sales in the year ended 31 December 2004 and 80.7 per cent. for the six months ended 30 June 2005.

[redacted]

Business:	As of 30 September 2005	Primary therapeutic category
Generic Pharmaceuticals	[42]	cardiovascular system, alimentary tract and metabolism, central nervous system and antiepileptics
Branded Pharmaceuticals	[21]	cardiovascular system, alimentary tract and metabolism, respiratory system, dermatologicals, central nervous system and blood and blood forming agents
Injectable Pharmaceuticals	[28]	cardiovascular system muscoloskeletal

The following table compares Honda's research and development expenses with Honda's net sales for the period indicated.

	Year ended 31 December			Six months ended 30 June	
	2002	2003	2004	2004	2005
	(audited)	(audited)	(audited)	(unaudited)	(audited)
	(US$ million, except %)			(US$ millions, except %)	
Total research and development expenses	4.9	7.4	9.7	3.3	7.2
Ratio of total research and development expense to sales	3.5%	3.9%	4.5%	3.1%	5.4%

Honda expects, for the foreseeable future, to continue to finance its research and development activities out of its operating cashflow. Honda believes that its commitment to high quality research and development was a crucial factor in receiving FDA approval for its facility in Jordan and that its future performance will depend, to a significant extent, upon the successful development and marketing of new products.

When considering the development of new products, the R&D team works closely with those involved in sales and marketing in the relevant business and considers the following five criteria:

- market potential;
- selection of attractive therapeutic categories;
- competitive advantages in sourcing APIs;
- technically challenging products to develop and manufacture; and
- line extensions to existing products.

In addition the R&D function considers the intellectual property framework, including patent expiration dates for the originator product and the availability of non-infringing API.

The R&D function then performs a variety of feasibility studies including in relation to product formulations, stability, scale up of manufacture and a pilot study to prove bioequivalence. Honda performs some of its bio-equivalency studies at its 51 per cent. owned subsidiary, JPRC which is a Jordan-based research centre with 10 years of experience in bio-equivalency studies that has been accredited by the FDA, as well as to other FDA approved organisations in the United States. Honda has a specific analytical research laboratory based in Jordan that focuses on developing appropriate testing methods for product development and quality control testing. Most of the analytical research required for an ANDA submission is now conducted from this laboratory in Jordan.

Where appropriate Honda will co-operate with other leading research and development organisations through collaborative partnerships in order to accelerate its research and development efforts. For example, the Group has entered into research alliances with Rutgers University in the United States and is also working with NanoVector in Italy to develop veterinary products based on pharmaceutical products currently in production for human usage.

[Source: Med Ad News.]

operations lessens the impact on the Group's results and financial condition of disruption or other extraordinary events at any one of its three businesses or a change in the economic conditions or political environment in any particular market.

Pricing dynamics. Pricing for the Group's products reflect a variety of factors, including changes in raw material costs, intensity of competition, industry practice, governmental regulation and general market conditions. Generic pharmaceutical markets in the United States and Europe are extremely competitive and/or regulated by governments, both of which result in downward pressure on prices. [Pricing for the Group's Branded Pharmaceuticals business in the MENA Region is more stable as prices are set by the health regulatory authorities in the relevant jurisdictions.] The Group aims to maximise the margins it achieves on its products through competitive pricing strategies together with initiatives to minimise raw materials and other manufacturing and operating costs. See Part III: *Industry and Regulatory Overview.* I.9.2.3

Government tender bids. Whilst the majority of the Group's sales have been to the private sector, each of the Group's three businesses participates in government tenders. The timing and outcome of these tenders are unpredictable. The Group's results of operation could be affected by the gain or loss of a significant government contract. In 2004, government tender sales represented approximately ● per cent. of the Group's net sales, 40.0 per cent. of the Generic Pharmaceuticals business's net sales, 20.1 per cent. of the Branded Pharmaceuticals business's net sales and 18.7 per cent. of the Injectable Pharmaceuticals business's net sales. I.9.2.3

Research and development and commercialisation of new products. The Group's results of operations may be impacted significantly by the timeliness of its research and development and product commercialisation activities. In order to bring a drug to market successfully, the Group must identify products for which it can generate attractive margins and growth, undertake the required research and development and obtain regulatory approvals. Additional costs may be incurred and sales opportunities lost if there is any significant delay in any of these steps. Given the importance of research and development, Honda has expanded its investment in research and development, particularly in Jordan where it can benefit from lower labour and bio-equivalency costs. This has resulted in an increase in product approvals across the Group from ● in 2001 to ● in 2004.

Raw material costs. Raw materials accounted for approximately 31.4 per cent. of the Group's costs of sales in the year ended 31 December 2004, with the most significant portion of these costs relating to APIs. Whilst the prices of the Group's APIs have in general fallen in recent years, these prices are volatile and can vary significantly from supplier to supplier. In some cases, increases in raw material costs may not be able to be passed on to customers and can therefore have a significant impact on the Group's results of operations. Honda has a dedicated API sourcing function that has been successful in sourcing lower cost APIs, including through lower cost suppliers in Asia. I.6.4

Selling and marketing efforts. In recent years, the Group has expanded its sales force and distribution network, resulting in the total sales force growing from ● in 2002 to ● in 2004. In addition, since 2002 the Group has established sales forces in ● new countries, including Germany, ● and ●. Management believes that the enhancement of the Group's sales and marketing capabilities has had a positive impact on its financial performance. I.6.1.2

Currency effects. Although the Group conducts operations in a large number of countries, management believes that Honda does not have significant exposure to foreign currency fluctuations as its presentation currency is the US dollars and most of its revenues and costs are denominated in either US dollars or currencies pegged to the US dollar. The Group's most significant foreign currency exposures relate to sales made in Europe, costs incurred in euro and sales to certain MENA Region countries where currencies are not pegged to the US dollar, in particular Algeria. Honda's exposure to foreign currency fluctuations will increase as it conducts more business in currencies that are not pegged to the US dollar. For the year ended 31 December 2004, the Group benefited from the appreciation of the Algerian dinar and experienced negative foreign currency effects from the appreciation of the euro. However, neither of these effects were material to the Group's results of operations. I.9.2.3

Seasonality. The Group's business, in particular the Branded Pharmaceuticals business, is seasonal, and it generally experiences higher net sales and net profit in the first half of each financial year, as compared to the second half of its financial year. Accordingly, the Group's outstanding borrowings under its [revolving credit facilities], historically have been lower during the first half of the financial year. The Group historically has experienced higher net sales and net profit in the first half of the financial year due to: (1) higher demand among distributors in the MENA Region as a result of ●, (2) higher sales of anti-infectives during the flu season and (3) ●.

[redacted]

5. RESULTS OF OPERATIONS

The consolidated financial information for the years ended 31 December 2002, 2003 and 2004 and the six months ended 30 June 2005 has been extracted from the audited consolidated financial statements presented in Part X of this document. Similarly, the interim consolidated financial information for the six months ended 30 June 2004 has been extracted from the unaudited interim consolidated financial information presented in Part X of this document. I.9.1 I.20.4.3

The following table sets forth information about the Group's results of operations for the periods indicated.

	Year ended 31 December						Six months ended 30 June			
	2002	%	2003	%	2004	%	2004	%	2005	%
	(audited)		(audited) (US$ millions)		(audited)		(unaudited)		(audited) (US$ millions)	
Sales:										
Generic Pharmaceuticals business	67.0	48.6	110.8	59.0	108.0	50.4	47.9	•	•	•
Branded Pharmaceuticals business	49.6	36.1	53.1	28.3	74.0	34.6	•	•	•	•
Injectable Pharmaceuticals business	19.2	14.0	22.2	11.8	28.9	13.5	•	•	•	•
Other	1.8	1.3	1.5	0.8	3.3	1.5	•	•	•	•
Net sales	**137.6**	**100.0**	**187.7**	**100.0**	**214.1**	**100.0**	•	•	•	•
Cost of sales	(65.3)	47.5	(92.0)	49.0	(103.9)	48.5	•	•	•	•
Gross profit:							•	•	•	•
Generic Pharmaceuticals business	38.8	28.2	60.1	32.0	59.2	27.7	•	•	•	•
Branded Pharmaceuticals business	24.2	17.6	25.9	13.8	39.7	18.5	•	•	•	•
Injectable Pharmaceuticals business	8.4	6.1	8.9	4.7	9.7	4.5	•	•	•	•
Other	0.8	0.6	0.8	0.4	1.6	0.7	•	•	•	•
Total gross profit	72.3	52.5	95.6	50.9	110.2	51.0	•	•	•	•
Sales and marketing	(14.7)	10.7	(19.2)	10.2	(21.1)	9.8	•	•	•	•
General and administrative	(11.2)	8.1	(13.3)	7.1	(16.0)	7.5	•	•	•	•
Research and development	(4.9)	3.5	(7.4)	3.9	(9.7)	4.5	•	•	•	•
Provision for impairment of fixed assets	(3.5)	2.5	—	—	—	—	•	•	•	•
Other operating expenses	(1.9)	1.4	(0.4)	0.2	(2.3)	1.1	•	•	•	•
Operating profit	36.2	26.3	55.3	29.5	61.2	28.6	•	•	•	•
Shares of results of associates	~~(1.7)~~ (1.6)	~~1.2~~ 1.2	~~0.0~~ 0.3	~~0.0~~ 0.2	0.7	0.3	•	•	•	•
Financing income	0.2	0.1	0.5	0.3	0.3	0.2	•	•	•	•
Interest expenses and other bank charges	(4.1)	3.0	(3.4)	1.8	(3.8)	1.8	•	•	•	•
Other income	~~[illegible]~~ 0.1	~~0.2~~ 0.1	~~0.3~~ 0.2	~~[illegible]~~ 0.1	0.6	0.3	•	•	•	•
Profit before taxes and minority interest	30.7	22.3	53.0	28.2	59.0	27.6	•	•	•	•
Tax	(13.7)	10.0	(21.3)	11.3	(20.8)	9.7	•	•	•	•
Profit before minority interest	17.0	12.4	31.7	16.9	38.2	17.8	•	•	•	•
Minority interest	(0.1)	0.1	(0.3)	0.2	(0.7)	0.3	•	•	•	•
Profit for the year/period	16.9	12.3	31.4	16.7	37.5	17.5	•	•	•	•

Six months ended 30 June 2005 compared to six months ended 30 June 2004

Net sales I.9.2.1

Honda Group. Net sales increased by $25.8 million, or 24.2 per cent., from $106.5 million for the six months ended 30 June 2004 to $132.2 million for the same period in 2005. The increase was primarily due to increases in the Generic, Branded and Injectable businesses.

Generic Pharmaceuticals business. The Generic Pharmaceuticals business's sales increased by $8.8 million, or 18.3 per cent., from $47.9 million for the six months ended 30 June 2004 to $56.6 million for the same period in 2005. The increase was due primarily to improved sales volumes, particularly for folic acid and lithium carbonate, partially offset by a decrease in sales volume for lisinopril, the Generic Pharmaceuticals business's top selling product. Three new products were launched in the six months ended 30 June 2005, contributing approximately $3.0 million in net sales.

Branded Pharmaceuticals business. The Branded Pharmaceuticals business's sales increased by $8.9 million, or 21.1 per cent., from $42.2 million for the six months ended 30 June 2004 to $51.1 million for the same period in 2005. The increase was due primarily to increases in net sales across the MENA Region, particularly in the

[redacted]

fees. The increase in general and administrative expenses also reflects the set-up costs of the Injectable Pharmaceuticals business's distribution company in Germany and the consolidation of IPRC's expenses. General and administrative expenses represented 7.1 per cent. of the Group's net sales in the year ended 31 December 2003 compared to 7.5 per cent. of net sales in the year ended 31 December 2004.

Research and development expenses increased by $2.3 million, or 31.3 per cent., from $7.4 million in the year ended 31 December 2003 to $9.7 million in the year ended 31 December 2004 due to higher bio-equivalency testing costs and the hiring of new scientists and technicians for the R&D centres in Jordan and the United States. Research and development expenses represented 3.9 per cent. of the Group's net sales in the year ended 31 December 2003 compared to 4.5 per cent. of net sales in the year ended 31 December 2004. L11

Other operating expenses increased by $1.9 million from $0.4 million in the year ended 31 December 2003 to $2.3 million in the year ended 31 December 2004 due to lower foreign exchange gains in the year ended 31 December 2004 compared to 2003. Other operating expenses represented less than one per cent of the Group's net sales in 2003 and 1.1 per cent of net sales in the year ended 31 December 2004.

Operating profit

The Group's operating profit increased by $5.9 million, or 10.7 per cent., from $55.3 million in the year ended 31 December 2003 to $61.2 million in the year ended 31 December 2004. The Group's operating margin was 29.5 per cent. in the year ended 31 December 2003 compared to 28.6 per cent. in the year ended 31 December 2004.

Share of results of associates

Share of results of associates relates primarily to the Group's share of profits from JPI. Share of results of associates increased from $10,000 in the year ended 31 December 2003 to $0.7 million in the year ended 31 December 2004. $ 0.3 million

Financing income

Financing income decreased by $0.2 million from $0.5 million in the year ended 31 December 2003 to $0.3 million in the year ended 31 December 2004. This decrease was due primarily to a decrease in net foreign exchange gains.

Interest expense and other bank charges

Interest expense and other bank charges increased by $0.4 million from $3.4 million in the year ended 31 December 2003 to $3.8 million in the year ended 31 December 2004 primarily due to higher average debt levels, increased trade financing activities and the consolidation of the interest on the debt of IPRC.

Other income

Other income increased from $0.5 million in the year ended 31 December 2003 to $0.6 million in the year ended 31 December 2004. $0.2

Tax

The Group had tax expenses of $20.8 million in the year ended 31 December 2004, representing an effective tax rate of 35.3 per cent. compared to tax expenses of $21.3 million in the year ended 31 December 2003, representing an effective tax rate of per cent of 40.1. The reduction in the effective tax rate was due to a change in the geographic mix of profits towards lower tax countries, particularly in the MENA Region.

Minority interest

Honda's minority interest increased by $0.4 million from $0.3 million in the year ended 31 December 2003 compared to $0.7 million in the year ended 31 December 2004.

Profit for the year

As a result of the above factors, the Group's profit for the year increased by $6.1 million, or 19.4 per cent., from $31.4 million in the year ended 31 December 2003 to $37.5 million in the year ended 31 December 2004. Net profit margin was 16.7 per cent. in the year ended 31 December 2003 compared to 17.5 per cent. in the year ended 31 December 2004.

cent. of the business's net sales in the year ended 31 December 2002 compared to 60.2 per cent. net sales in the year ended 31 December 2003.

Gross profit of the Injectable Pharmaceuticals business increased by $0.5 million, or 5.1 per cent., from $8.4 million in the year ended 31 December 2002 to $8.9 million in the year ended 31 December 2003. Gross margin of the Injectable Pharmaceuticals business decreased from 43.8 per cent. in the year ended 31 December 2002 to 39.8 per cent. in the year ended 31 December 2003 as a result of increased cost over heads from the modifications to the manufacturing plant and increased raw materials costs for cephalosporin. In 2003, the Injectable Pharmaceuticals business invested in a number of improvements to its manufacturing plant. These included adding a second liquid injectable line which enabled the business to have dedicated lines for both ampoules and vials, and separating the liquids and cephalosporin lines to minimise risks of cross contamination. These investments increased capacity and optimised manufacturing processes; however, they also resulted in increase manufacturing overheads.

Operating expenses

The Group's operating expenses increased by $4.1 million, or 11.8 per cent., from $36.2 million in the year ended 31 December 2002 to $40.3 million in the year ended 31 December 2003. Operating expenses represented 26.3 per cent. of the Group's net sales in the year ended 31 December 2002 compared to 21.5 per cent. of net sales in the year ended 31 December 2003.

Sales and marketing expenses increased by $4.5 million, or 30.2 per cent., from $14.7 million in the year ended 31 December 2002 to $19.2 million in the year ended 31 December 2003. The majority of this increase was attributable to the Generic Pharmaceuticals business as a result of higher salaries, [rental expenses] and registration fees. Sales and marketing expenses in the Branded Pharmaceuticals business also increased as a result of higher employee costs, however expenses in the Injectable Pharmaceuticals business decreased slightly due to [an increase in contract manufacturing, in particular for cephalosporin, which requires less selling and marketing resources]. Sales and marketing expenses represented 10.7 per cent. of the Group's net sales in the year ended 31 December 2002 compared to 10.2 per cent. of net sales in the year ended 31 December 2003.

General and administrative expenses increased by $2.1 million, or 19.2 per cent., from $11.2 million in the year ended 31 December 2002 to $13.3 million in the year ended 31 December 2003. This increase was due primarily to higher corporate expenses resulting from the expansion of the Group's centralised corporate functions. General and administrative expenses of the Injectable Pharmaceuticals business increased as a result of higher employee costs and [insurance and consultancy fees]. General and administrative expenses represented 8.1 per cent. of the Group's net sales in the year ended 31 December 2002 compared to 7.1 per cent. of net sales in the year ended 31 December 2003.

Research and development expenses increased by $2.5 million, or 51.8 per cent., from $4.9 million in the year 1.11
ended 31 December 2002 to $7.4 million in the year ended 31 December 2003 due to increases in bio-equivalency costs and additional hiring in the R&D team. Research and development expenses represented 3.5 per cent. of the Group's net sales in the year ended 31 December 2002 compared to 3.9 per cent. of net sales in the year ended 31 December 2003.

Other operating expenses/income decreased by $1.5 million from $1.9 million in the year ended 31 December 2002 to $0.4 million in the year ended 31 December 2003 due to foreign exchange gains as a result of the appreciation of the Algerian dinar. Other operating expenses represented 1.4 per cent. of the Group's net sales in the year ended 31 December 2002 compared to less than one per cent. of net sales in the year ended 31 December 2003.

In addition, in 2002 the Group recognised a provision for impairment of fixed assets of $3.5 million relating to L9.2.1
the write-down of sterile and chemical manufacturing equipment. This equipment was written off because it was L9.2.2
not economically active.

Operating profit

The Group's operating profit increased by $19.1 million, or 53.0 per cent., from $36.2 million in the year ended 31 December 2002 to $55.3 million in the year ended 31 December 2003. The Group's operating margin was 26.3 per cent. in the year ended 31 December 2002 compared to 29.5 per cent. in the year ended 31 December 2003.

Share of results of associates $1.6

Share of results of associates improved from a charge of ~~$1.7~~ million in the year ended 31 December 2002 to a gain of ~~$10,000~~ in the year ended 31 December 2003.

$0.3

Financing income

Financing income increased by $0.3 million from $0.2 million in the year ended 31 December 2002 to $0.5 million in the year ended 31 December 2003. The increase in financing income was due to higher cash balances at the Generic Pharmaceuticals business.

Interest expense and other bank charges

Interest expense and other bank charges decreased by $0.7 million from $4.1 million in the year ended 31 December 2002 to $3.4 million in the year ended 31 December 2003. The decrease in financing expense was due to the restructuring of the Group's short and long term financing and improved treasury operations at the corporate level.

Other income

Other income increased slightly from $0.2 million in the year ended 31 December 2002 to $0.5 million in the year ended 31 December 2003 as a result of increases in management fees from JPI.

Tax

The Group had tax expenses of $21.3 million in the year ended 31 December 2003, representing an effective tax rate of 40.1 per cent. compared to tax expenses of $13.7 million in the year ended 31 December 2002, representing an effective rate of 44.6 per cent. The reduction in the effective tax rate was due to a change in the geographic mix of profits towards lower tax countries, particularly in the MENA Region.

Minority interest

Honda's minority interest increased by $0.2 million from $0.1 million in the year ended 31 December 2002 compared to $0.3 million in the year ended 31 December 2003.

Profit for the year

As a result of the factors discussed above, the Group's profit for the year increased by $14.5 million, or 85.7 per cent., from $16.9 million in the year ended 31 December 2002 to $31.4 million in the year ended 31 December 2003. Net profit margin increased from 12.3 per cent. in the year ended 31 December 2002 to 16.7 per cent. in the year ended 31 December 2003.

6. LIQUIDITY AND CAPITAL RESOURCES E10.1

Overview

Honda's liquidity requirements arise primarily from the need to fund its capital expenditures programme, investments in working capital, in particular in the Branded Pharmaceuticals business, and the development and expansion of its sales, marketing and distribution network in new and existing markets. Honda has primarily financed its operations through its cash flows and amounts available under its credit facilities and other borrowings. Due to the lack of a tax treaty between the United States and Jordan, the Group has maintained cash balances in the United States, while financing its investments in other geographic regions through debt and other borrowings. In addition, because of the seasonality of sales in the MENA Region, which are concentrated in the first half of the year, borrowings tend to be higher during this period to finance the working capital requirements of the Group. This seasonality is due primarily to ●.

Honda intends to use approximately $● million of the net proceeds of the Global Offer to retire indebtedness for borrowed money under *[insert facilities to be paid]*. Honda expects that in the short term it will use the remainder of the net proceeds to pay for capital expenditures relating to the construction of the penicillin plan in Jordan and the cephalosporin plant in Portugal.

As of 30 June 2005, Honda's principal borrowings comprised various loans and import and export financing totalling $77.7 million. As of that date, Honda had committed but undrawn facilities of $● million. Honda's outstanding indebtedness, excluding indebtedness expected to be retired by application of the net proceeds of the Global Offer includes:

- *[insert details]*
- *[insert details]*

Under the IFC and ● facilities Honda is required to pay customary commitment fees for undrawn amounts. The IFC facility and ● include covenants relating, among other things, to the Company's and/or its three businesses' [equity/asset ratio and interest coverage]. The Company believes that as of the date of this document it is in compliance with its covenants.

25. Balances and transactions with related parties — *continued*

	For the year ended 31 December 2003		
	Purchases	Sales	Expenses & services provided
	USD'000	USD'000	USD'000
Al-Jazeera Pharmaceutical Industries Limited — KSA	937	679	—
Societe Hikma Ibn Al Baytar S.A. — Tunisia	—	—	24
Societe D'Industries Pharmaceutiques Ibn Al Baytar S.A. — Tunisia	—	—	24
	937	679	48

	For the year ended 31 December 2004		
	Purchases	Sales	Expenses & services provided
	USD'000	USD'000	USD'000
Al-Jazeera Pharmaceutical Industries Limited — KSA	1,152	1,249	138
Societe Hikma Ibn Al Baytar S.A. — Tunisia	—	—	39
Societe D'Industries Pharmaceutiques Ibn Al Baytar S.A. — Tunisia	—	—	138
	1,152	1,249	315

	For the period ended 30 June 2004 (unaudited)		
	Purchases	Sales	Expenses & services provided
	USD'000	USD'000	USD'000
Al-Jazeera Pharmaceutical Industries Limited — KSA	712	347	—
	712	347	—

	For the period ended 30 June 2005		
	Purchases	Sales	Expenses & services provided
	USD'000	USD'000	USD'000
Al-Jazeera Pharmaceutical Industries Limited — KSA	1,623	1,032	—
	1,623	1,032	—

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 *Related Party Disclosures*.

	For the years ended 31 December			For the period ended 30 June	
	2002	2003	2004	2004 (unaudited)	2005
	USD'000	USD'000	USD'000	USD'000	USD'000
Short-term employee benefits	3,329	3,876	3,663	818	802
Other benefits	84	115	169	79	37
Share based payment	—	—	91	—	207
	2,413	3,991	3,923	897	1,046

APPENDIX 1